As confidentially submitted to the U.S. Securities and Exchange Commission on September 26, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RIVERSTONE LTD

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

BVI	2300	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Room 2304, 23/F, Saxon Tower

No. 7 Cheung Shun Street

Lai Chi Kok

Hong Kong

Telephone: +(852) 2342 3101

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry F. Schlueter, Esq. Celia Velletri, Esq. Schlueter & Associates, P.C. 5655 South Yosemite Street, Suite 350 Greenwood Village, CO 80111 Telephone: (303) 292-3883	Cavas S. Pavri ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 Telephone: (202) 857-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the public offering by the registrant of its [●] Ordinary Shares (the “Public Offering Prospectus”) through the underwriters named on the cover page of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by selling shareholders named therein of up to [●] Ordinary Shares of the registrant (the “Resale Prospectus”). The resale offering is not part of, and will not be conducted simultaneously with, the firm commitment public offering. It will not take place until the ordinary shares are listed on Nasdaq. The registrant will not receive any proceeds from the sale of Ordinary Shares by the selling shareholders.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different inside and outside front covers;
●	they contain different Offering sections in the Prospectus Summary;
●	they contain different Use of Proceeds sections;
●	the Capitalization and Dilution sections are deleted from the Resale Prospectus;
●	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution is inserted in its place;
●	a Selling Shareholders section is included in the Resale Prospectus; and
●	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders named therein.

ii

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated September [●], 2025

[●] Ordinary Shares

Riverstone Ltd

This is an initial public offering of ordinary shares, US$0.0001 par value per share (“Ordinary Shares”) of Riverstone Ltd (“Riverstone”, “Company”, “we”, “our” or “us”). The Company is offering on a firm commitment basis [●] Ordinary Shares. We anticipate that the initial public offering price of the Ordinary Shares to be in the range of US$[4.00] and US$[6.00] per Ordinary Share.

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “DNJF”. We have not been approved for listing on the Nasdaq Capital Market; however, we believe that we currently meet the Nasdaq Capital Market’s quantitative listing requirements and believe that upon the completion of the offering, we will meet the standards for listing on the Nasdaq Capital Market. We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market.

Riverstone, a holding company incorporated in the British Virgin Islands (“BVI”), whose Ordinary Shares investors will be purchasing, has no material operations of its own. Riverstone conducts its operations through its wholly-owned subsidiaries, including in Hong Kong through Marvel G.F.S.C Group Limited, and D & J Industries (Hong Kong) Company Limited, which in turn owns two wholly-owned subsidiaries Ka Yee Development Limited (Hong Kong) and D&J Garment (Ganzhou) Co., Ltd (PRC), and through WEDRESS INC (United States), WEDRESS PTY LTD (Australia), WEDRESS PTY UK LTD (UK), Rocksolid Holdings Limited (BVI) and through its 99% ownership of WEDRESS MEXICO S. de R.L. de C.V. (Mexico) (the “Subsidiaries” and Riverstone and the Subsidiaries may be collectively referred to as the “Group”). Riverstone directly hold equity interests in its Subsidiaries, and does not currently use a variable interest entity (“VIE”) structure.

Investors are cautioned that the Ordinary Shares they are buying are shares of the Riverstone, a BVI holding company that has no operations of its own and not shares of the Subsidiaries. Investors in this offering will not directly hold equity interests in the Subsidiaries.

Since certain of our business operations are conducted in Hong Kong through our Subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business and Hong Kong and may intervene in or influence our Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares.

China and PRC shall refer to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” on page 15 of this prospectus for more information.

Investing in our Ordinary Shares involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale including the risk of losing your entire investment or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Ordinary Shares.

The Company is subject to legal and operational risks associated with having certain of our Subsidiaries’ operations in Hong Kong, including risks related to the legal, political and economic policies of the PRC government, the relations between China and Hong Kong and China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or become worthless and affect our ability to offer or continue to offer securities to investors. The Company’s operations are primarily located in Hong Kong. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC authorities indicating an intent to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the policies, regulations, rules, and the enforcement of laws to which we are subject may change. See “Transfers of Cash to and From Our Subsidiaries” on page 10 of this prospectus. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. The Company may be subject to these regulatory actions or statements. Although we have not engaged in any monopolistic behavior, our business does involve the collection of user data and may implicate cybersecurity reviews.

iii

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered, and listed securities must be filed with the CSRC within three business days after the offering is completed. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this prospectus, our Company, and its subsidiaries (the “Group”) (as defined in the definitions section below) have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of the Company’s Ordinary Shares. Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, Beijing Dacheng Law Offices, LLP, based on the above mentioned, listing on NASDAQ of the Company would not be deemed as an indirect overseas offering and listing by a PRC domestic company under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on NASDAQ does not require fulfilling the filing procedure to the CSRC. However, the CSRC may take a view contrary to or otherwise different from the Group’s or the future effective laws and regulations (with retrospective effect) may require the Group to obtain CSRC or other PRC governmental approvals for this offering. If we inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million, fine the controlling shareholder or actual controller organizes or instigates the prescribed illegal acts not less than RMB 1 million but not more than RMB 10 million, in the case of serious violation of the Trial Measures or other laws and administrative regulations, the CSRC may impose a ban on access to the securities market upon relevant responsible persons.

However, there is uncertainty as to whether our Company will be required to obtain permission from or file with the PRC authorities to list on a U.S. stock exchange in the future. If the Group is subsequently notified by any PRC authorities that permission/filing for this offering and/or listing on the Nasdaq Stock Market was required, the Group may not be able to obtain such permission or complete such filing in a timely manner, if at all. Any failure to obtain such permission or complete such filing in a timely manner may restrict our ability to complete the proposed offering or any future equity capital raising activities and may subject us or relevant persons to certain penalties, which would have a material adverse effect on our business and financial position.

There can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for our IPO. If the Company inadvertently concluded that such approvals were or are not required, the Company’s ability to offer or continue to offer our Securities to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. The Group may also face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Securities.

Although Hong Kong is a Special Administrative Region and a dependency of the PRC, it has enacted its own laws pertaining to data security and anti-monopoly concerns. Hong Kong enacted the Personal Data (Privacy) Ordinance (the “PDPO”) to ensure an adequate level of data protection to retain its status as an international trading center and to give effect to human rights treaty obligations. Moreover, Hong Kong has also enacted a similar piece of legislation regulating competition in the market (the “Competition Ordinance”). The Competition Ordinance prohibits: (i) anti-competitive agreements and concerted practices; and (ii) abuse of power with the object or effect of preventing, restricting or distorting competition in Hong Kong. If our Hong Kong Subsidiaries were to be found in violation of either of these laws, our Hong Kong Subsidiaries’ operations may be restricted, and they may be required or elect to make changes to their operations in Hong Kong so as to be in accordance with the PDPO and/or the Competition Ordinance. Moreover, Hong Kong authorities may take other action against us, such as imposing taxes or other penalties, which could materially affect our financial results. Thus, our revenue and business operations in Hong Kong would be adversely affected.

iv

In addition, the Holding Foreign Companies Accountable Act (the “HFCAA”), which prohibits foreign companies from listing their securities on U.S. exchanges if the Company’s auditor has been unavailable for a Public Company Accounting Oversight Board (United States) (“PCAOB”) inspection or investigation for three consecutive years, became law in December 2020. On December 16, 2021, the PCAOB issued a determination (the “Determination Report”) that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by authorities in those jurisdictions, and the PCAOB included in the Determination Report a list of the accounting firms that are headquartered in the PRC or Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. The U.S. Securities and Exchange Commission (the “SEC”) adopted final amendments to its rules to implement the HFCAA, which went into effect on January 20, 2022. As part of the SEC’s final rules, identified issuers will need to provide additional disclosures in subsequent filings that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination Report.

In the event that it is later determined that the PCAOB is unable to inspect or investigate completely our auditor or our work papers because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the applicable stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was enacted on December 29, 2022, and amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the Holding Foreign Companies Accountable Act (the “HFCA Act”), and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by any authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. On December 23, 2022, the Accelerating HFCA Act (the “Accelerating HFCA Act”) was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.”

Our auditor, ARK Pro CPA & Co., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess ARK Pro CPA & Co.’s compliance with applicable professional standards. ARK Pro CPA & Co. is headquartered in Hong Kong and has been inspected by the PCAOB on a regular basis. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB Determinations (as defined below). See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — The PCAOB Determinations provides that if the Board is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.” on page 12.

v

As a holding company, we will rely on dividends and other distributions on equity paid by our Hong Kong Subsidiaries for our cash and financing requirements. If our Hong Kong Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, none of our Subsidiaries have paid any dividends or other distributions to our holding company as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our Hong Kong Subsidiaries via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, we have not paid any dividends or made any distributions to any U.S. investors.

The Company holds all of the equity interests in its Hong Kong subsidiaries. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a VIE structure. Within our direct equity ownership structure, cash, including funds from foreign investors, can be directly transferred to our Hong Kong subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, the Company may rely on dividends and other distributions on equity paid by our Subsidiaries for our cash and financing requirements. We are permitted under the laws of the BVI and our memorandum and articles of association (as amended from time to time) to provide funding to our Subsidiaries through loans and/or capital contributions. Our Hong Kong Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. On March 31, 2024, the Company declared a dividend in the amount of US$3,833,425 of which US$1,878,379 was due to its subsidiary Marvel and eliminated pursuant to our reorganization and US$1,955,046 was paid to Ms. Tang Sui Wan, our Controlling Shareholder. Certain intellectual properties including trademarks, patents and domain names were also transferred from Marvel to Rocksolid, our wholly owned Subsidiary pursuant to our reorganization. As of the date of this prospectus, no other transfers were made from the Company to its Subsidiaries or our Controlling Shareholder, there have been no dividends or distributions have been made to investors in the Company, and the Company does not anticipate declaring any further dividends or transferring any other assets. As of the date of this prospectus, our Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. See “Dividend Policy” on page 47 of this prospectus and “Holding Company Structure” on page 45 of this Prospectus.

To the extent the Company’s cash or assets in the business is in Hong Kong or a Hong Kong entity, there can be no assurance that the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Subsidiaries by the PRC government to transfer cash or assets. Any restrictions, prohibitions, interventions, or limitations on the ability of the Company or our Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material adverse effect on our ability to conduct our business. See “Risk Factor — Risks Related to Doing Business in China and Hong Kong — The Company may rely on dividends and other distributions on equity paid by the Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions or limitations on the ability of the Company or our Subsidiaries by the PRC government to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Subsidiaries to make payments to the Company could have a material and adverse effect on the business.” on page 12.

Upon completion of this offering, our issued and outstanding shares will consist of [●] Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or [●] Ordinary Shares, assuming the over-allotment option is exercised in full. As of the date of this prospectus, Ms. Tang owns [●]% of our Ordinary Shares. We will be a controlled company as defined under Nasdaq Marketplace Rule 5615(c) because, immediately after the completion of this offering, Ms. Tang, our Controlling Shareholder, Chairlady, CEO, and Director, will own [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of the total voting power, assuming that the over-allotment option is exercised in full.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total (4)
Initial public offering price (1)	US$	[●]	US$	[●]
Underwriting discounts and commissions to be paid by us (2)	US$	[●]	US$	[●]
Proceeds to the Company before expenses (2)(3)	US$	[●]	US$	[●]

(1) Assuming an initial public offering price of US$[5.00], being the mid-point of the initial public offering price range.

vi

(2) We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriters. We have also agreed to issue to the underwriter, at the closing of the offering warrants in an amount equal to 5% of the aggregate number of Ordinary Shares sold in this offering and exercisable during the five-year period commencing six months from the effective date of the offering at a price equal 100% of the public offering price. The underwriter warrants and the Ordinary Shares underlying the underwriter’s warrants are being registered in this offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 114.

(3) Excludes fees and expenses payable to the underwriters and other expenses of this offering. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Expenses Related to This Offering” on page 121.

(4) Assumes that the underwriters do not exercise any portion of their over-allotment option.

We have granted the underwriters an option, exercisable from time to time in whole or in part, to purchase up to 15% of the total number of Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option) at the initial public offering price, less underwriting discounts, and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$[●], and the total proceeds to us, before expenses, will be US$[●].

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares to the purchasers against payment on or about ____, 2025.

You should not assume that the information contained in the registration statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the registration statement of which this prospectus is a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Joseph Gunnar & Co., LLC

The date of this prospectus is ____, 2025.

vii

Until ______, 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

viii

ABOUT THIS PROSPECTUS

Neither the Company nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither the Company nor the underwriters take responsibility for, or provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither the Company nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts, and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including the industry report prepared by Frost & Sullivan, a third-party global research organization, commissioned by our Company. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical fact included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and in this section of the prospectus.

Important factors that could cause our actual results to differ materially from those in the forward-looking statements include, but are not limited to, regional, national, or global political, economic, business, competitive, market and regulatory conditions and the following:

●	our Subsidiaries’ business strategies, operating plans, and business prospects;

●	our Subsidiaries’ capital commitment plans and funding requirements;

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●	our ability to effectuate and manage our Subsidiaries planned business expansion;

●	our Subsidiaries’ ability to attract customers and maintain customer loyalty;

●	our Subsidiaries’ ability to retain senior management team members and recruit qualified and experienced new team members;

●	our Subsidiaries’ ability to maintain their competitiveness and operational efficiency;

●	our Subsidiaries’ prospective financial conditions;

●	general economic market and business and financial conditions in Hong Kong, and globally;

●	laws, regulations, and rules for the apparel industry in Hong Kong, and globally;

●	future trends, developments, and conditions in the apparel industry in Hong Kong, and globally;

●	certain statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to trends in prices, volumes, and operations;

●	our ability to execute strategies for our Subsidiaries;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which our Subsidiaries operate, and to client demands, trends and preferences;

●

exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our Subsidiaries’ business;

man-made or natural disasters or other events that are beyond our control, including war, acts of international or domestic terrorism, civil disturbances, pandemics, and epidemics such as COVID-19, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	changes in interest rates or rates of inflation;

●	legal, regulatory, and other proceedings arising out of our Subsidiaries’ operations; and

●	other factors that are described in “Risk Factors.”

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update nor revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various research and other publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for personal care electric appliances / hair styling products may not grow at the rate projected by such market data, or at all. Failure of our industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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DEFINITIONS

“Articles of Association” means the Memorandum and Articles of Association of our Company adopted on July 3, 2024, and as further supplemented, amended, and/or otherwise modified from time to time.

“B2B” means Business-to-Business – the sale of products from one business to another business.

“B2C” means Business-to-Consumer – the sale of products from a business directly to individual consumers.

“Business Day” means a day (other than a Saturday, Sunday, or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI” means the British Virgin Islands.

“BVI Act” are to the BVI Business Companies Act, Revised Edition 2020 (as amended).

“CAGR” means compound annual growth rate.

 “Company”, “we”, “us”, “our” and “Riverstone” are to Riverstone Ltd, a company incorporated in the BVI with limited liability on July 3, 2024, which has no operations of its own and that will issue the Ordinary Shares being offered.

“China” or “PRC” means the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan.

“Companies Ordinance” means the Companies Ordinance (Chapter 622 of the laws of Hong Kong) as amended, supplemented, or otherwise modified.

“Controlling Shareholder” means for the purposes of our Company, Ms. Tang Siu Wan.

“COVID-19” means the Coronavirus Disease 2019.

“D&J” means D & J Industries (Hong Kong) Company Limited, a private company limited by shares incorporated on August 13, 2010, under the laws of Hong Kong and one of our Subsidiaries conducting business operations in Hong Kong.

“D&J Ganzhou” means D&J Garment (Ganzhou) Co., Ltd., a private company established on April 27, 2023, under the laws of the PRC and a subsidiary of D&J.

“De facto partner” means an official status in Australia which is a relationship which is similar to a marriage or civil partnership without the formality of marriage or a civil union. Mr. James Reginald Hart is the de facto partner of Tang Siu Wan, our Controlling Shareholder.

“EU” means the European Union.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Frost & Sullivan” means Frost & Sullivan Limited, a business consulting firm involved in market research, analysis and growth strategy consulting and an Independent third-party.

“Group,” “our Group,” “we,” “us,” or “our” means Riverstone, our holding company, and its Subsidiaries, or where the context so requires, in respect of the period before our Company became the holding company of its present Subsidiaries, such Subsidiaries as if they were Subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or, as the case may be, their predecessors.

“HFCA Act” means the Holding Foreign Companies Accountable Act.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Hong Kong dollars” or “HKD” or “HK$” means Hong Kong dollars, the lawful currency of Hong Kong.

“Independent Third-Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse nor descendant (by birth or adoption) of any 5% owner of the Company.

“James International” means James International Pty. Ltd., a private company organized under the laws of Australia that is owned by our Controlling Shareholder and manages garment sales, marketing, and international customer relations.

“Ka Yee” means Ka Yee Development Limited, a private company incorporated on November 30, 2017, under the laws of Hong Kong and a subsidiary of D&J.

“Marvel” means Marvel G.F.S.C Group Limited, a private company limited by shares incorporated on October 29, 2020, under the laws of Hong Kong and one of our Subsidiaries in Hong Kong.

“Macau” means the Macau Special Administrative Region of the People’s Republic of China.

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“Memorandum”, “Memorandum of Association” or “Memorandum and Articles of Association” means the memorandum of association of our Company adopted on July 3, 2024, and as further supplemented, amended, or otherwise modified from time to time.

“Ms. Tang” means Tang Siu Wan, our Chairlady, CEO, Director and Controlling Shareholder.

“NASDAQ Market” means an online global electronic marketplace for buying and selling securities, which operates 25 markets, 1 clearinghouse and 5 central securities depositories in the United States and Europe.

“Notes” means the Company’s Unsecured Subordinated Convertible Promissory Notes

“Ordinary Shares” or “Shares” means the ordinary shares of the Company of par value $0.0001 per share.

“Riverstone”, “Company,” “we,” “us” or “our” means our holding company, Riverstone Ltd, a BVI business company incorporated on July 3, 2024, which has no operations of its own and whose Ordinary Shares are being offered to investors.

“Principal Shareholder” means Ms. Tang, our Chairlady, CEO and Director.

“Reorganization” means the reorganization arrangements undertaken by our Group in preparation for the listing on the Nasdaq Market, which are described in more detail in “History and Corporate Structure” in this prospectus.

“Rocksolid” means Rocksolid Holdings Limited, a BVI business company incorporated on September 27, 2024, under the laws of the BVI and one of our Subsidiaries conducting business operations in the BVI.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Subsidiaries” means, collectively, our direct subsidiaries D&J, Marvel, Rocksolid, WeDress Australia, WeDress U.S. WeDress UK and WeDress Mexico, and our indirect subsidiaries, D&J Ganzhou and Ka Yee.

“US$”, “$” or “USD” means United States dollar(s), the lawful currency of the United States.

“WeDress Australia” means WEDRESS PTY LTD, a private company limited by shares incorporated on April 3, 2020, under the laws of Australia and one of our Subsidiaries conducting business operations in Australia.

“WeDress Mexico” means WEDRESS MEXICO S. de R.L. de C.V., a nonnegotiable stock corporation incorporated on November 20, 2024, under the laws of the United Mexican States and one of our Subsidiaries conducting business operations in Mexico.

“WeDress UK” means WEDRESS PTY UK LTD, a private company limited by shares incorporated on June 28, 2024, under the laws of England and Wales and one of our Subsidiaries conducting business operations in England and Wales the United Kingdom.

“WeDress U.S.” means WEDRESS INC, a private company limited by shares incorporated on August 11, 2023, under the laws of the United States and one of our Subsidiaries conducting business operations in the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Unless otherwise stated, all references to “us,” “our,” “we,” the “Company,” and similar designations refer to Riverstone Ltd, a BVI business company.

Overview and Corporate History

Riverstone is a vertically integrated, B2B (Business to Business) and B2C (Business to Consumer), fast fashion supply chain management service provider, combining advanced technologies and ethical practices. We represent over 15 years of experience offering our customers up-to-date, innovative, and sustainable fast fashion products as well as a full suite of artificial intelligence (“AI”) and 3D assisted services from market trend analysis, product design and development, raw material sourcing, manufacturing, quality control, inventory management and logistics management. Serving customers primarily located in Australia, China, Mexico, the United Kingdom, and the U.S. markets, we are a one-stop destination for producers and retailers of fast fashion apparel products. We are committed to reducing our environmental impact through recycling, clean processes, traceable sourcing, and other eco-friendly practices and we strive for sustainable solutions to fulfil our customers’ needs throughout garment production.

Our process begins by conducting market trend analysis to identify changes in fashion trends. We discuss with customers their requirements for the upcoming season and pitch various designs having considered both emerging trends derived from our extensive historical digital database as well as our customer’s needs. We utilize technology to iterate samples which both reduces waste and allows us to speed up the overall development process. We mainly rely on our in-house team and facilities to produce prototypes and once a design is finalized, we proceed to bulk production. During production, we closely monitor the production schedule and conduct quality control on the finished product before it is finally delivered to our customer.

We currently act as an:

●	Original Equipment Manufacturer (“OEM”) – providing comprehensive apparel solutions to established fashion retailers worldwide;
●	Original Design Manufacturer (“ODM”) – supporting designers in launching their own labels; and
●	Original Brand Manufacturer (“OBM”) – designing and producing apparel under our own brands such as “DOUBLE CRAZY”.

Riverstone, incorporated on July 3, 2024, under the laws of the BVI, is the holding company of our directly held subsidiaries, D&J, Marvel, Rocksolid, WeDress Australia, WeDress U.S., WeDress UK and WeDress Mexico and our indirectly held subsidiaries D&J Ganzhou and Ka Yee. Our operating history began in 2010 when D&J was founded in Hong Kong by Ms. Tang to provide a full range of garment supply chain services including but not limited to garment design, manufacturing, and apparel solution services. Prior to a restructuring in 2024 these subsidiaries were a consortium of companies providing a full range of garment supply chain services under and still are under the common control of our Controlling Shareholder.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	Diversified business model;
●	Integration of technology;
●	A focus on sustainability;
●	Close relationships with our major customers and strategic partners;
●	Emphasis on transparency and traceability;
●	We provide vertically integrated one-stop apparel solution services; and
●	Our management has deep industry knowledge and proven track records.

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Our Strategies

We intend to pursue the following strategies to further expand our business:

●	Strategic global expansion, including both online and retail stores;
●	Strengthen our design and development capabilities;
●	Integrate sustainability aspects into product sourcing and environmental marketing;
●	Close to market production; and
●	Broaden our customer base and work together with our customers to expand our product mix and maintain customer relationships.

Reorganization

Effective June 20, 2025 our Group completed a reorganization to consolidate its business operations in Hong Kong into an offshore corporate holding structure to expand our manufacturing and sales operations and in anticipation of listing on a recognized securities market. The Company was incorporated on July 3, 2024. The Reorganization resulted in the corporate structure as set forth in the chart below. The primary reason for this offering and our listing on the Nasdaq Market is to allow us to raise funds to strengthen our market position and to further expand our market share.

Prior to the Reorganization, Marvel and WeDress Australia were wholly owned by Ms. Tang, D&J was owned 51% and 49% by Ms. Tang and Marvel, respectively, and WeDress U.S. was wholly owned by Mr. Hart, the de facto partner of Ms. Tang. As part of the Reorganization, Riverstone Ltd was incorporated, and each of D&J, Marvel, WeDress Australia, WeDress U.S., WeDress UK, and WeDress Mexico became directly wholly owned subsidiaries of Riverstone Ltd.

Upon the completion of the reorganization, the Company, which is [78.97]% owned by Ms. Tang, directly owns 100% equity interest of each of D&J, Marvel, Rocksolid, WeDress Australia, WeDress U.S., and WeDress UK, 99% of WeDress Mexico, and the Company indirectly, via D&J, owns 100% equity interest of D&J Ganzhou and Ka Yee. All of these entities transferred pursuant to the reorganization are under the common control of Ms. Tang and these transfers were accounted for as a restructuring of entities under common control. In accordance with ASC 805-50-45-5, the accompanying financial statements have been prepared using the historical cost basis as if the reorganization had occurred at the beginning of the first period presented, with no recognition of goodwill or fair value allocation to assets and liabilities acquired. See “Financial Statements – Page F-7.” We do not utilize a variable interest entity (“VIE”) structure. The following diagram illustrates our corporate structure upon completion of the reorganization.

(1)	Wholly owned by Tse Po Hung Vincent, a business partner of Ms. Tang.
(2)	Owned 40.08% by James Reginald Hart, our Chief Sustainability Officer and de facto partner of Ms. Tang; 39.88% by Wong Wai Hei, our Director and Ms. Tang’s son; and 20.04% by Wong Cho Yan Joan, Ms. Tang’s daughter
(3)	Wholly owned by Law Man Hin, a business partner of Ms. Tang
(4)	Owned individually by eight unrelated third-party entities none of which individually owns, directly or indirectly, more than 2.0% of the equity interest of the Company
(5)	Assuming no exercise of the underwriter’s over-allotment option

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Purchasers in this offering are buying shares of Riverstone Ltd, a BVI company, whereas all of our operations are conducted through our Subsidiaries. At no time will the Company’s shareholders directly own shares of the Subsidiaries. Harney Westwood & Riegels our counsel as to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any U.S. state, or (ii) entertain original actions brought in the BVI against us or our Directors or Executive Officers that are predicated upon the U.S. federal securities laws or the securities laws of any U.S. state. This structure involves unique risks to the investors, and in the event that our current corporate structure is no longer permissible under the applicable laws and regulations, it would likely result in a material change in the Subsidiaries’ operations and/or a material change in the value of the Ordinary Shares being registered in this offering and it could cause the value of such securities to significantly decline or become worthless.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder, will own [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

REGULATORY APPROVAL OF THE PRC

Permission Required from Hong Kong and Chinese Authorities

As of the date of this prospectus, neither we nor our Subsidiaries are required to obtain any permission or approval from the Hong Kong authorities to operate our business or issue our Ordinary Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CSRC or the CAC.

However, in the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the China Securities Regulatory Commission (“CSRC”) or the Cyberspace Administration of China (“CAC”) and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder the operations of our Subsidiaries and our ability to offer or continue to offer Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

RECENT REGULATORY DEVELOPMENT IN CHINA

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure (“VIE”), adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the CSRC, published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures (“Revised Draft”), which required that, among others, in addition to Critical Information Infrastructure Operator (“CIIO”), any Data Processing Operator (“DPO”) controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further listed the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

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On September 30, 2024, the State Council released the Network Data Regulation, which shall come into force on January 1, 2025. The Network Data Regulation is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

Given the nature of our Subsidiaries’ business, we believe this risk is not significant. Our Subsidiaries have an insignificant sales volume from customers in China and are not CIIOs nor a DPO as defined in the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our Subsidiaries’ business, operations or this offering as we do not believe that our Subsidiaries are deemed to be operators of critical information infrastructure or data processors controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. since (i) D&J, Marvel and Ka Yee are incorporated and operating in Hong Kong and the Revised Review Measures remain unclear whether they shall be applicable to a Hong Kong company; (ii) as of the date of this prospectus, our Subsidiaries have not collected any personal information of PRC individuals; and (iv) as of the date of this prospectus, our Subsidiaries have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. Therefore, we believe that our Subsidiaries are not covered by the permission and requirements from the CSRC or the CAC.

Nevertheless, since these statements and regulatory actions are new, it is to be observed how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the Revised Review Measures are adopted into law in the future and if our Subsidiaries are deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the listing of our Ordinary Shares on U.S. exchanges could be subject to CAC’s cybersecurity review. If we become subject to the CAC or any other governmental agency, we cannot assure you that we will be able to list our Ordinary Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of the price of our Ordinary Shares or render them worthless.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this prospectus, (1) we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of our Ordinary Shares, and, in the opinion of our PRC legal counsel, Dacheng Law Offices, LLP, the filing requirements under the Trial Measurements do not apply to the Company.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC, CAC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC, CAC, or other PRC governmental approvals for this offering. If we inadvertently concluded that such approvals are not required, our ability to offer or continue to offer our Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. See “Risk Factors” beginning on page 18 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Ordinary Shares.

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HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT (the “HFCA Act or the “HFCAA”)

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill, enacted on December 29, 2022, which amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCA Act. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

Our auditor, ARK Pro CPA & Co. (“ARK”), the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess ARK’s compliance with applicable professional standards. ARK is headquartered in Hong Kong and has been inspected by the PCAOB on a regular basis.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. Under the SOP Agreements the PCAOB shall have independent discretion to select any firms for inspection or investigation and has the unfettered ability to retain any information as needed. If the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Relating to Doing Business in Jurisdictions in which the Subsidiaries Operate — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq Capital Market, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our securities may be prohibited from trading or delisted.” on page 21. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

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Transfers of Cash to and from Our Subsidiaries

As part of our cash management policies and procedures, our management monitors the cash position of our Subsidiaries regularly and prepares budgets on a monthly basis to ensure they have the necessary funds to fulfill their obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our Board. Other than as discussed above, we did not adopt or maintain any cash management policies or procedures as of the date of this prospectus.

Cash is transferred through our organization in the following manner: (i) funds are transferred to our Subsidiaries from the Company as needed in the form of capital contributions or shareholder loans, as the case may be and (ii) dividends or other distributions may be paid by our Subsidiaries to the Company.

The Company has the power and capacity under the laws of the BVI to provide funding to our operating subsidiaries in Hong Kong subject to certain restrictions laid down in the BVI Act and memorandum and articles of association of the Company. Under the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

For the Subsidiaries to transfer cash to the Company, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its Subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and Subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Subsidiaries through intermediate holding companies. As of the date of this prospectus, our Subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other. Other than the above, we did not adopt or maintain any cash management policies and procedures dictating the amount of such funding or how funds are transferred, and our Subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other, to distribute earnings from our Subsidiaries to the Company and to settle amounts owed under any applicable agreements as of the date of this prospectus.

Since incorporation, the Company has not declared or paid any dividends or distributions or transfer of assets among the Company and its Subsidiaries or U.S. investors, except for the transfer of intellectual properties including trademarks, patents and domain names from Marvel to Rocksolid, our wholly owned Subsidiary, pursuant to our Reorganization, the payment as of March 31, 2024 of USD $1,955,046 to Ms. Tang, our Controlling Shareholder and the amount of USD $1,878,379 due to Marvel, our Subsidiary, which was eliminated pursuant to the consolidation.

We do not expect to pay dividends on our Ordinary Shares and settle amounts owed under our operating structure in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

See “Dividend Policy” and “Risk Factors — We rely on dividends and other distributions on equity paid by our Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”, and the “Consolidated Statements of Equity” in the Report of Independent Registered Public Accounting Firm for more information.

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Enforcement of Civil Liabilities

We are incorporated under the laws of the BVI with limited liability. Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents in Hong Kong and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — Investors may have difficulties enforcing judgement against us, our directors and management.” for more information.

We have appointed Puglisi & Associates as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. Harney Westwood & Riegels, our counsel as to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States.

We have been advised by Harney Westwood & Riegels that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Harney Westwood & Riegels that the courts of the BVI would treat a final and conclusive monetary judgment for a definitive sum obtained against us in the U.S. federal or state courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that (a) such U.S. federal or state courts had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process, (b) the judgment given by such U.S. federal or state courts was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations, (c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of such U.S. federal or state courts, (d) recognition or enforcement in the BVI would not be contrary to public policy, and (e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Cheung & Choy, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment; or (f) the judgment was not rendered between the same parties or their privies on an identical issue.

Summary Risk Factors and Challenges

Investing in our Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 18 of this prospectus, which you should carefully consider before making a decision to purchase our Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose part or all of your investment.

These risks include but are not limited to the following:

Risks Related to Our Business and Corporate Structure

●	We will rely on dividends and other distributions on equity paid by our Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risks Related to Our Business Corporate Structure - on page 18.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected. See “Risk Factors – Risks Related to Our Business and Corporate Structure” on page 18.

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Risks Related to Doing Business in China and Hong Kong

●	A downturn in Hong Kong, or global economy, or a change in economic and political policies of China, could materially and adversely affect our Subsidiaries’ business and financial condition. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20.

●	Although we are based in and conduct operations in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S. listed China-based companies, we may have to expend significant resources to investigate and/or defend allegations, which could harm our Subsidiaries’ business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20.

●	Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in Hong Kong, and other potential markets in which our Subsidiaries will seek to expand. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20”.

●	Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq Capital Market, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20”.

●	We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20.

●

The PRC legal system also embodies uncertainties, which could limit law enforcement availability and therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20.

●

The Chinese government may exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20.

●

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue the Company’s Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless. See “Risk Factors - Risks Related to Doing Business in China and Hong Kong” on page 20.

Risks Related to Our Subsidiaries’ Business Operations

●	We rely on several major customers, and if we fail to retain these customers or attract new customers, our business, financial condition, results of operations, and growth prospects will be harmed. See “Risk Factors - Risks Related to Our Subsidiaries’ Business Operations” on page 27.

●	Our ability to deliver products to our key customers in a timely manner and to satisfy our customers’ fulfillment standards are subject to several factors, some of which are beyond our control. See “Risk Factors - Risks Related to Our Subsidiaries’ Business Operations” on page 27.

●	To compete successfully in the global marketplace, we must develop and introduce innovative new products to meet changing consumer preferences. See “Risk Factors - Risks Related to Our Subsidiaries’ Business Operations” on page 27.

●	We rely on four principal suppliers for supplies of raw materials, manufacturing services and logistic services. See “Risk Factors - Risks Related to Our Subsidiaries’ Business Operations” on page 27.

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Risks Related to Our Subsidiaries’ Industry

●

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services. See “Risks Related to Our Subsidiaries’ Industry - Risks Related to Our Subsidiaries’ Industry” on page 30.

The enactment in the U.S. of the Uyghur Forced Labor Prevention Act (the “UFLPA”) and similar pending legislation in the territories in which our Subsidiaries operate could have material adverse effect on our ability to conduct our business. See “Risk Factors - Risks Related to Our Subsidiaries’ Industry” on page 30.

The war in Ukraine and shipping disruptions in the Red Sea could materially and adversely affect our business and results of operations. See “Risk Factors - Risks Related to Our Subsidiaries’ Industry” on page 30.

●	Sales of certain of our products are seasonal and may cause our operating results and working capital requirements to fluctuate. See “Risks Related to Our Subsidiaries’ Industry - Risks Related to Our Subsidiaries’ Industry” on page 30.

Risks Related to Our Securities and the Offering:

●	As of the date of this prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; and (ii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. See “Risk Factors - Risks Related to Our Securities and the Offering” on page 32.

●	An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly. See “Risk Factors - Risks Related to Our Securities and the Offering” on page 32.

●	BVI laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation. See “Risk Factors - Risks Related to Our Securities and the Offering” on page 32.

●	Our Director has substantial influence over the Company. Her interests may not be aligned with the interests of our other shareholders, and it could present or cause a change of control or other transactions. See “Risk Factors - Risks Related to Our Securities and the Offering” on page 32.

Implications of Being a “Controlled Company”

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules a “controlled company” is a company with more than 50% of its voting power held by a single person, entity, or group. Under the Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

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Controlled companies must still comply with the Nasdaq Capital Market’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, the outstanding shares of Riverstone will consist of [●] Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or [●] Ordinary Shares, assuming the over-allotment option is exercised in full. Immediately after the completion of this offering, our Controlling Shareholder will own [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615I because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. Therefore, the Controlling Shareholder of Riverstone will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. This concentration of ownership may not be in the best interests of all of our shareholders. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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Implications of Being a Foreign Private Issuer

We are a “foreign private issuer,” within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

We were incorporated in the BVI on July 3, 2024, for the purpose of being the holding company for the listing on the Nasdaq Capital Market.

Our registered office in the BVI is located at Corporate Registrations Limited of Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Our principal executive office is at Room 2304, 23/F, Saxon Tower, No. 7 Cheung Shun Street, Lai Chi Kok, Hong Kong. Our telephone number at this location is +852 2342 3101. Our website address is http://www.dnjfashion.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Because we are incorporated under the laws of the BVI, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors – Risks Related to our Securities and the Offering” on pages 18 and 32 and “Enforceability of Civil Liabilities” on page 45 of this prospectus for more information.

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THE OFFERING

Securities being offered:	[●] Ordinary Shares, $0.0001 par value.

Initial public offering price:	We estimate that the initial offering price will be in the range of US$[4.00] to US$[6.00] per share.

Ordinary Shares Outstanding Prior to Completion of Offering:	[●] Ordinary Shares

Ordinary Shares outstanding immediately after this Offering:	[●], [●] if the underwriters exercise the over-allotment option in full)

Gross Proceeds	We expect that we will receive gross proceeds of US$[●] from this offering or US$[●] if the underwriters exercise their over-allotment option in full, assuming an initial offering price of US$[5.00] per share, which is the midpoint of the estimated initial public offering per share set forth on the cover page of this prospectus.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of up to $[●], based on an assumed price to the public in this offering of $[5.00] per share, which is the midpoint of the estimated initial public offering per share set forth on the cover page of this prospectus, after deducting underwriting fees and commissions, a non-accountable expense allowance and estimated offering expenses. We currently intend to use the net proceeds from this offering as follows: (i) approximately 20% for technology development; (ii) approximately 20% for sustainability initiatives; (iii) approximately 15% for retail stores and online expansion; (iv) approximately 15% for market expansion; (v) approximately 10% for international marketing campaigns; (vi) approximately 10% for staff training and development; and (vii) approximately 10% for general working capital. Holders of our Unsecured Subordinated Convertible Promissory Notes (“Notes”) have the right to demand redemption at the closing of this offering and if all Notes are redeemed our Gross Proceeds will be reduced by US$1,650,000 and accordingly each intended use of proceeds will be proportionally reduced. See “Use of Proceeds” on page 41 of this prospectus.

Risk Factors	Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares beginning on Page 17.

Lock-Up

Each of our directors, executive officers and shareholders owning 5% or more of our Ordinary Shares including our Controlling Shareholder with respect to its Ordinary Shares sold in this offering, have agreed, subject to certain exceptions, for a period of six months after the date of this prospectus, not to, except in connection with this offering, offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company. See “Shares Eligible for Future Sale” and “Underwriting – Lock-Up Agreements.”

In addition, the Company has agreed not to file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company for a period of 180 days after the date of this prospectus other than post-effective amendments to its Resale Registration Statement.

Dividend Policy	We do not intend to pay any dividends on our Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividends and Dividend Policy” for more information.

Over-allotment option	We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [●] Ordinary Shares at the initial public offering price, less underwriting discounts, and commissions, solely to cover over-allotments, if any. See “Underwriting” on page 111 of this prospectus.

Listing	Application has been made for the listing of the Ordinary Shares on the Nasdaq Capital Market.

Proposed trading symbol	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “DNJF”. We believe that upon completion of this offering, we will meet the standards for listing on Nasdaq, however, we cannot guarantee that we will be successful in listing our Ordinary Shares on Nasdaq. We will not consummate this offering unless our Ordinary Shares is approved for listed on Nasdaq.

Transfer agent	Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; facsimile: 646-536-3179

Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [●][●], 2025.

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SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus, “Selected Consolidated Financial and Other Data,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the financial data for the years ended March 31, 2025, and 2024 from our consolidated financial statements included in this prospectus.

Results of Operations Data:

	For the years ended March 31,
	2025	2024
Revenues	$46,293,096	$39,303,668
Cost of revenues	(38,690,051)	(34,887,558)
Gross profit	7,603,045	4,416,110

Operating expenses:
General and administrative expenses	(2,721,088)	(788,722)
Sales and marketing expenses	(678,475)	(217,805)
Research and development expenses	-	(69,709)
Total operating expenses	(3,399,563)	(1,076,236)
Operating income	4,203,482	3,339,874

Other (expense)/income:
Change in fair value of convertible notes payable	(399,000)	-
Financial expenses, net	(224,565)	(131,099)
Other income/(expenses), net	82,389	(136,986)
Total other expenses, net	(541,176)	(268,085)

Income before income tax expenses	3,662,306	3,071,789
Income tax expenses	(650,676)	(553,006)
Net income	3,011,630	2,518,783
Net loss attributable to non-controlling interest	(88)	-
Net income attributable to Riverstone Ltd’s shareholders	3,011,718	2,518,783

Other comprehensive income:
Foreign currency translation adjustment attributable to non-controlling interest, net of nil income taxes	5	-
Foreign currency translation adjustment attributable to Riverstone Ltd.’s shareholders, net of nil income taxes	71,669	22,974
Total other comprehensive income	71,674	22,974
Total comprehensive income	$3,083,304	$2,541,757
Total comprehensive loss attributable to non-controlling interest	(83)	-
Total comprehensive income attributable to Riverstone Ltd’s shareholders	3,083,387	2,541,757
Earnings per ordinary share
Basic and Diluted	0.30	0.25
Weighted average number of ordinary shares outstanding*
Basic and Diluted	10,000,000	10,000,000

* The shares and per share data are presented on a retroactive basis to reflect the reorganization.

Assuming that the Holders of the Notes exercise the earlier redemption right, the effect on earnings per ordinary share is shown as follows:

	For the years ended March 31,
	2025	2024
Earnings per share
Net income	$3,011,630	$2,518,783
Change in fair value of convertible notes payable	399,000	-
Adjusted net income	$3,410,630	$2,518,783

Weighted average common shares outstanding	10,000,000	10,000,000
Adjusted earnings per ordinary share	$0.34	$0.25

Balance Sheet Data:

	As of March 31,
	2025	2024
Total current assets	14,483,517	8,574,409
Total Assets	$25,169,453	$17,029,849
Total current liabilities	8,610,780	6,519,842
Total Liabilities	$13,298,440	$8,242,140
Total Shareholders’ equity	11,871,013	8,787,709
Total Liabilities and Shareholders’ Equity	$25,169,453	$17,029,849

Cash Flows and Working Capital Data:

	For the years ended March 31,
	2025	2024
	US$	US$
Net cash provided by/(used in) operating activities	707,335	(1,042,326)
Net cash used in investing activities	(513,047)	(326,887)
Net cash (used in)/provided by financing activities	(75,902)	552,270
Effect of exchange rate changes	26,966	37,040
Net increase in/(decrease) cash and cash equivalents and restricted cash	145,352	(779,903)
Cash and cash equivalents and restricted cash at beginning of the year	742,270	1,522,173
Cash and cash equivalents and restricted cash at end of the year	887,622	742,270

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RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Corporate Structure

We will rely on dividends and other distributions on equity paid by our Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company, and we may rely on dividends and other distributions on equity paid by our Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to settle any debt we may incur. If any one of our Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under the Hong Kong Companies Ordinance, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under the Hong Kong Companies Ordinance. Dividends cannot be paid out of share capital. There are no restriction or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Riverstone and its Subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and Subsidiaries to Riverstone and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Neither the Company nor any of its Subsidiaries has paid dividends or made distributions to U.S. investors. No funds have been transferred by the holding company to the Subsidiaries for the fiscal years ended March 31, 2025, or 2024, and through the date of this prospectus, to fund their business operations. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our Subsidiaries via capital contribution or shareholder loans, as the case may be.

Moreover, to the extent that cash is in our Hong Kong Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong government on the ability to transfer cash. Any limitation on the ability of our Subsidiaries to pay dividends or make other distributions to us could materially and adversely affect our financial position and the value of our Ordinary Shares.

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If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel. Furthermore, prior to this offering, our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market to regulatory investigations and to civil or criminal sanctions.

Our Chairlady and Director has substantial influence over the Company. Her interests may not be aligned with the interests of our other shareholders, and it could present or cause a change of control or other transactions.

Prior to this offering, through her [●]% ownership of Riverstone, Ms. Tang, our Chairlady and Director, beneficially owns [●]% of our issued and outstanding Ordinary Shares. Upon completion of this offering, Ms. Tang’s beneficial ownership will be decreased to approximately [●]%, and our public shareholders will beneficially own approximately [●]% of our issued and outstanding Ordinary Shares assuming the underwriters do not exercise their over-allotment option. In the event the underwriters exercise their over-allotment option in full, Ms. Tang will own approximately [●]% of our issued and outstanding Ordinary Shares.

Accordingly, our Controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our Controlling Shareholder may differ from the interests of our other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholder”.

19

Risks Related to Doing Business in China and Hong Kong

There are political risks associated with conducting business in China and Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative, or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

A downturn in the Hong Kong or global economy, or a change in economic and political policies of China, could materially and adversely affect our Subsidiaries’ business and financial condition.

Our Subsidiaries’ business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. Economic conditions in Hong Kong are sensitive to global economic conditions. Continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Although we are based in Hong Kong and conduct operations Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Subsidiaries’ business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in Hong Kong have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. The Chinese government also may exercise significant oversight and discretion over the conduct of our business in Hong Kong and may intervene or influence our Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Moreover, as a result of this scrutiny, the publicly traded stock of several such companies has been the subject of such scrutiny and have sharply decreased in value.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming, likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

20

The PRC legal system also embodies uncertainties, which could limit law enforcement availability and therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our Operating Subsidiaries are subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement thereof involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protections to which we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability of our Operating Subsidiaries to enforce their contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

The Chinese government may exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice.

Our Company is a holding company, and we conduct our operation through our Operating Subsidiaries in Hong Kong and the PRC. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our Operating Subsidiaries are subject may change rapidly and with little notice to them or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our Operating Subsidiaries’ current policies and practices. New laws, regulations and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our Operating Subsidiaries’ development;
●	result in negative publicity or increase our Operating Subsidiaries’ operating costs;
●	require significant management time and attention; and
●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our Operating Subsidiaries’ business, including fines assessed for our Operating Subsidiaries current or historical operations, or demands or orders that our Operating Subsidiaries modify or even cease their business practices.

21

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development, or public interest before carrying out mergers, restructuring or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time. While we believe that our Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Operating Subsidiaries’ cost of operations.

The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Operating Subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue the Company’s Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or “the Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

If we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations, or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the Opinions come into effect and are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our Securities may significantly decline in value or become worthless.

Given the current PRC regulatory environment, it is uncertain whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and if such permission is required, whether it will be denied or later rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of our Ordinary Shares. We have been advised by Beijing Dasheng Law Offices, LLP, our PRC counsel, that, in its opinion, the filing requirements under the Trial Measures do not apply to the Company since: (i) the revenue, total profit, total assets or net assets of D&J Ganzhou was less than 50% of that of the Company in total for the fiscal year ended March 31, 2024; and (ii) the majority of senior management are non-PRC citizens and/or reside in Hong Kong. According to our auditor ARK Pro CPA & CO , as of March 31, 2024, the operating revenue of the PRC subsidiaries was USD 219,779.29, which accounted for approximately 0.56% of the Group’s total revenue; the total profit of of the PRC subsidiaries was USD -1,054,046.71, which accounted for less than 50% of the Group’s total profit; the total assets of the PRC subsidiaries was USD 4,240,008.37, which accounted for approximately 24.90% of the Group’s total assets; and the net assets of the PRC subsidiaries was USD 2,149,364.37, which accounted for approximately 24.46% of the Group’s net assets. The above financial data and percentages do not include internal eliminations within the PRC subsidiaries, nor do they include D&J Ganzhou Guangzhou Branch, as it was registered and established on November 5, 2024. According to our auditor ARK Pro CPA & CO, as of March 31, 2025, the operating revenue of the PRC subsidiaries was USD 1,173,112.60, which accounted for approximately 3% of the Group’s total revenue; the total profit of of the PRC subsidiaries was USD -13,903,752.58, which accounted for less than 50% of the Group’s total profit; the total assets of the PRC subsidiaries was USD 6,098,079.29, which accounted for approximately 24% of the Group’s total assets; and the net assets of the PRC subsidiaries was USD 159,251.83, which accounted for approximately 1% of the Group’s net assets. The above financial data and percentages do not include internal eliminations within the PRC subsidiaries.

22

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The Trial Measures further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: (1) an issuer making an application for initial public offering and listing in an overseas market; (2) an issuer making an overseas securities offering after having been listed on an overseas market; and (3) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery of our Ordinary Shares, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for our IPO, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our Securities.

Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in Hong Kong, and other potential markets in which our Subsidiaries’ will seek to expand.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on our Subsidiaries and their customers both current and potential new customers. International trade disputes could result in tariffs and other protectionist measures, which may materially and adversely affect our Subsidiaries’ business.

Tariffs could increase the cost of our products which could affect customers’ investment decisions. In addition, political uncertainty, such as the recent invasion by Russia in Ukraine, conflict in the Middle East and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Subsidiaries’ business. Our Subsidiaries may also have access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions, or escalations by either the United States or China, including those sanctions imposed by the United States and other countries on Russia, that affect trade relations may cause global economic turmoil and potentially have a negative impact on our Subsidiaries’ markets, their business, or their results of operations, as well as the financial condition of their customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

While the imposition of tariffs that were recently introduced is not limited only to goods originating from the PRC, we believe the risks we face are not substantially different from those faced by other exporters to the US. Nevertheless, as envisioned by our management, our strategic move into and presence in various jurisdictions, including South-East Asia, Australia, Europe and Mexico in last two years has enabled us to mitigate the potential impact arising from these new tariffs.

Further, with our cost-plus pricing strategy, we have dealt with our key customers in the US are absorbing most of costs arising from the new tariffs, therefore preserving our profit margins.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq Capital Market, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and, through our Subsidiary D&J Ganzhou, we operate a factory in China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq Capital Market, of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

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On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCA Act. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act.

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCA Act, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by decreasing the number of non-inspection years from three years to two, thus reducing the time period before our common stock may be prohibited from trading or delisted. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

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The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in mainland China and Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong. If the PRC adopts positions at any time in the future which would prevent the PCOAB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed on a U.S. exchange and as a result the Company may determine to delist which would materially affect the interest of our investors. Furthermore, the market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under the HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position, and results of operations could be materially and adversely affected.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Our Subsidiaries’ business and operations in Hong Kong are subject to data privacy related laws and regulations. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest.

The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Privacy Commissioner deems fit to do so.

If our Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution. Based on advice of counsel, we believe we have established the necessary protocols and data collection standards to ensure compliance with the PDPO.

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We are incorporated under the laws of the BVI and are subject to its Data Protection Act, which regulated our collection and processing of personal data of our investors. A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of any third-party service providers could harm our reputation and subject us to significant liability.

We collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act, 2021 Revision, of the BVI, as amended from time to time as well as any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”). We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller.” By virtue of your investment in the Company, we and certain of our third-party service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified. Your personal data will be processed fairly and for lawful purposes, including: (i) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request; (ii) where the processing is necessary for compliance with any legal, tax, or regulatory obligations to which we are subject; or (iii) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. We anticipate that we will share your personal data with our third-party service providers for certain purposes. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions, or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory, including to any other person where we have a public or legal duty to do so (e.g., to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

We are fully aware that cybersecurity threats, privacy breaches, insider threats or other incidents and malicious internet-based activity continue to increase, evolve in nature, and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, and other external parties, as well as nation-state and nation-state-supported actors. Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the Covid-19 pandemic.

In addition, because we may utilize a third-party contractor to provide these services to us, including cloud, software, data center and other critical technology, to collect and maintain personal data on our shareholders, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our or our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a software or systems could result in the compromise of the confidentiality, integrity or availability of the data housed. We cannot guarantee that any similar incidents may not occur again and adversely affect our shareholders. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, we may also become liable in the event our or our third-party service providers are subject to security breaches, privacy breaches or other cybersecurity threats. This could expose us to a risk of litigation, indemnity obligations and damages, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and fines and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such cybersecurity attack or other security breach or incident and implement additional security measures.

We currently do not maintain cybersecurity insurance, and in the event that we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim.

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We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or the “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any and online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Subsidiaries may in the future collect and store certain data (including certain personal information) from our investors, who may be PRC individuals, for “Know Your Customers” purposes (to combat money laundering). Given that: (i) our Subsidiaries are incorporated and located in Hong Kong; and (ii) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we currently may expect the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law to have an impact on our Subsidiaries or this offering.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered, and listed securities must be filed with the CSRC within three business days after the offering is completed. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

These statements and regulatory actions are new, and it is how soon to be observed the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also to be observed what the potential impact such modified or new laws and regulations will have on the daily business operations of our Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Trial Measures are adopted into law in the future and becomes applicable to our Subsidiaries, if our Subsidiaries are deemed to be an “Operator” required to file for cybersecurity review before listing in the United States or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Subsidiaries, the business operations of our Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations, and financial condition, may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

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If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. As of the date of this prospectus, and based on the advice of our PRC counsel, Beijing Dasheng Law Offices, LLP, we believe that we are in full compliance with the rules and regulations promulgated by the CAC and CSRC and associated policies as issued to current date.

These recent statements, laws, and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures have indicated an intent to exert greater oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue the Company’s Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or “the Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

Based on the advice of PRC counsel, Beijing Dasheng Law Offices, LLP, and our understanding of currently applicable PRC laws and regulations, the Company and its PRC Subsidiaries: (i) are not currently required to obtain permissions from any PRC authorities to operate or to issue securities to foreign investors; (ii) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve their operations; and (iii) have not been denied any permissions by any PRC authorities.

If we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations, or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the Opinions come into effect and are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

Given the current PRC regulatory environment, it is uncertain whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and if such permission is required, whether it will be denied or later rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions, or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The Trial Measures further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: (1) an issuer making an application for initial public offering and listing in an overseas market; (2) an issuer making an overseas securities offering after having been listed on an overseas market; and (3) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery of our Ordinary Shares, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Risks Related to Our Subsidiaries’ Business Operations

We rely on several major customers, and if we fail to retain these customers or attract new customers, our business, financial condition, results of operations, and growth prospects will be harmed.

We rely on several key customers which contributed approximately 28% and 34% of our total revenues for the years ended March 31, 2025, and 2024, respectively. We do not have a long-term agreement with our key customers and their purchases are made on an order-by-order basis. Our business with these customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our major customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Our customers’ level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in our customers’ business strategies, operational needs, product portfolio as well as consumer trends. The loss of any of our major customers, or if we are unable to attract new customers or if our existing customers decrease their spending on the products we offer, or fail to make repeat purchases of our products, will harm our business, financial condition, results of operations, and growth prospects.

Our several key customers may take actions that adversely affect our gross profit and operating results.

We are dependent upon our several key customers whose bargaining strength is substantial and growing. We may be negatively affected by changes in their policies, such as price and term demands, special packaging, shorter lead times for the delivery of products, smaller and more frequent shipments, or other conditions. If we do not effectively respond to these demands, these customers could decrease their purchases from us and a reduction in the demand for our products or the costs of complying with their business demands could have a material adverse effect on our business, operating results, and financial condition.

Our ability to deliver products to our key customers in a timely manner and to satisfy our customers’ fulfillment standards are subject to several factors, some of which are beyond our control.

Our key customers place great emphasis on timely delivery of our products for specific selling seasons, especially during our third fiscal quarter, and on the fulfillment of consumer demand throughout the year. We cannot control all of the various factors that might affect our product delivery. Production delays, difficulties encountered in shipping from overseas, customs clearance delays, and operational issues with any of the third-party logistics providers we use are on-going risks of our business. Accordingly, we are subject to risks, including labor disputes, inclement weather, public health crises (such as pandemics and epidemics), natural disasters, possible acts of terrorism, port and canal backlogs and blockages, availability of shipping containers, and increased security restrictions associated with the carriers’ ability to provide delivery services to meet our shipping needs. These risks have been exacerbated by surges in demand and shifts in shopping patterns related to COVID-19, which has resulted in carrier-imposed capacity restrictions, carrier delays, and longer lead times for our products. Failure to deliver products to our key customer in a timely and effective manner could damage our reputation and result in the loss of our key customer or reduced orders, which could have a material adverse effect on our business, operating results, and financial condition.

We rely on six principal suppliers for supplies of raw materials, manufacturing services and logistics services.

The apparel products sold or sourced by us during the years ended March 31, 2025, and 2024, were mainly produced by six contract manufacturers, two of which are related parties while the other four are independent third parties. During the years ended March 31, 2025, and 2024, our four independent contract manufacturers together accounted for 60%, and 67% of our total purchases, respectively. We engage contract manufacturer on an individual project basis and rely on third party service providers for services including sourcing of materials and provision of logistics services for the finished goods. The terms of services provided by them may be susceptible to fluctuations with regard to pricing, timing and quality. Business relationships with our key suppliers could deteriorate, and existing procurement arrangements could change without advance notice. Increases in raw material prices resulting in higher procurement costs being incurred by our contract manufacturer, may be passed onto us as part of the overall production service costs. Recent inflationary pressures have affected the procurement cost of certain raw materials used in our apparel products. While we have not faced any shortages or significant increases in prices that would have a material adverse effect on our operations, we have had to enact measures to mitigate fluctuations in the price of our key raw materials. These measures include, but are not limited to, placing bulk orders for a portion of our raw material requirements based on projections and sales estimates ahead of the production season and incorporating alternative materials into our products or modifying specifications of product designs. However, our ability to implement such measures are limited and we cannot guarantee that we will be able to successfully mitigate fluctuations or increases in the price of raw materials. We might have to accept substantial increment in price, or a substantial reduction of quantities supplied in some cases, especially when we are unable to locate alternative suppliers in a timely manner and/or on comparable commercial terms. In addition, we are not able to ensure our suppliers’ compliance with applicable laws and regulations. Failure on the part of any of our suppliers to comply with applicable laws and regulations may damage our corporate image and adversely affect our customer relationships.

If we experience significant increased demand, or if we need to replace an existing supplier, we may be unable to locate additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our customer’s requirements or to fill our orders in a timely manner. Even if we are able to expand existing or find new manufacturing, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in the supply chain. Any delays, interruption, or increased costs in manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term.

To compete successfully in the global marketplace, we must develop and introduce innovative new products to meet changing consumer preferences.

Our long-term success in the competitive apparel industry depends on our ability to develop and commercialize a continuing stream of innovative new garments that meet changing consumer preferences and take advantage of opportunities sooner than our competition. We face the risk that our competitors will introduce innovative new garments that compete with ours. There are numerous uncertainties inherent in successfully developing and commercializing new garments on a continuing basis and new product launches may not deliver expected growth in sales or operating income. If we are unable to develop and introduce a continuing stream of competitive new products it may have an adverse effect on our business, operating results, and financial condition.

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Significant changes in or our compliance with regulations, interpretations or product certification requirements could adversely impact our operations.

We are subject to U.S. and foreign regulations, including environmental, health and safety laws, and industry-specific product certifications. Our products we sell are subject to product safety laws and regulations in various jurisdictions. These laws and regulations specify product safety testing requirements, and set product identification, labeling and claim requirements.

Significant new regulations, material changes to existing regulations, or greater oversight, enforcement, or changes in interpretation of existing regulations, could further delay or interrupt distribution of our products in the U.S. and other countries, result in fines or penalties or cause our costs of compliance to increase. Significant new certification requirements or changes to existing certification requirements could further delay or interrupt distribution of our products or make them more costly to produce.

We are not able to predict the nature of potential changes to, or enforcement of laws, regulations, product certification requirements, repeals, or interpretations. Nor are we able to predict the impact that any of these changes would have on our business in the future. Further, if we were found to be noncompliant with applicable laws and regulations in these or other areas, we could be subject to governmental or regulatory actions, including fines, import detentions, injunctions, product withdrawals or recalls or asset seizures, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our business may be adversely impacted by product defects or other quality issues.

Product defects or other quality issues can occur throughout the product development, design, and manufacturing processes. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Our Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our Subsidiaries’ operations and the operations of their customers, suppliers and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe or new and more deadly variants occur resulting in more stringent regulatory measures being taken, such as complete lockdowns, our Subsidiaries may be forced to close down their businesses after any prolonged disruptions to their operations, and our Subsidiaries may experience a termination of certain of their contracts by their customer. In such event, our Subsidiaries’ operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition, and results of operations. In addition, if any of our Subsidiaries’ employees are suspected of having contracted COVID-19, some or all of such employees may be quarantined, and our Subsidiaries will be required to disinfect their workplaces and facilities. In the event that our Subsidiaries’ employees are placed under quarantine orders, our Subsidiaries may face a shortage of labor, and their operations may be severely disrupted. Our Subsidiaries’ revenue and profitability may also be materially affected if the COVID-19 outbreak or new outbreaks continue to materially affect the overall economic and market conditions in Hong Kong or China, as the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our Subsidiaries’ business and operations. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Global climate change and related legal and regulatory developments could negatively affect our business, results of operations, liquidity, and financial condition.

The effects of climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, such as droughts, heat waves, flooding, wildfires, increased storm severity, sea level rise, and power outages or shortages, particularly in certain regions in which we operate, may materially adversely impact our business. While the Company has not experienced any disruptions in the operations of its manufacturing subsidiaries, any such disruptions could have a material adverse effect on its business, operations, liquidity, and financial condition.

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An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

Our Subsidiaries rely on our management team and employees in their business.

Our experienced directors and senior management team are one of the key factors contributing to our Subsidiaries’ success. Their extensive experience and knowledge of the apparel industry help formulate and implement business strategy and foster growth of our Subsidiaries’ business. Particularly, we rely on our Director, Ms. Tang, in the overall management, strategic planning and development and daily operation of our Subsidiaries. The loss of services of our Director or of senior management members without timely and suitable replacement may cause disruption or loss of our Subsidiaries’ business operation and prospects. Please refer to “Management – Executive Officers and Directors,” “– Independent Non-Executive Directors” and “– Senior Management/Key Personnel” in this prospectus for details about the experience and roles of our Directors, independent non-executive Directors, and senior management.

Aside from our key management, our Subsidiaries also rely on our employees for their daily operations. Our Subsidiaries’ results of operations and business performance may be materially and adversely affected if we cannot retain the services of our employees and recruit suitable replacements in a timely manner.

Our Subsidiaries derive a significant portion of their revenue from international operations and are exposed to foreign exchange risk. Moreover, fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Most of our Subsidiaries’ sales are settled in USD, our Subsidiaries currently do not have a foreign currency hedging policy. For the year ended March 31, 2025, our Subsidiaries recorded a net foreign exchange loss of approximately US$71,669; for the year ended March 31, 2024, our Subsidiaries recorded a net foreign exchange loss of approximately US$222,794. Significant volatility in foreign exchange rates may negatively affect our results of operations and other comprehensive income.

In addition, our Subsidiaries’ revenues and expenses will also be denominated in Hong Kong dollars. Although the exchange rate between of the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars and U.S. dollars may have a material adverse effect on our Subsidiaries’ revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our Subsidiaries’ operations, fluctuations in the exchange rates of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps, or currency borrowings to hedge our exposure to foreign currency risk.

Our Subsidiaries are exposed to the credit risk of their customers.

The credit risk exposure of our Subsidiaries mainly arises from trade receivables from our customers. As of March 31, 2025, and 2024, our Subsidiaries’ accounts receivables amounted to approximately US$9,551,686 and US$5,634,903, respectively, which represented approximately, 37.9% and 33.1% of total assets, respectively. For the year ended March 31, 2025, and 2024, our Subsidiaries recorded US$30,799 and US$52,258 provision for credit losses for accounts receivable, respectively. The Group did not record any provision for credit losses for other receivable for the years ended March 31, 2025, and 2024, respectively. For the years ended March 31, 2025, and 2024, the Group recorded US$30,799 and US$52,258 provision for credit losses for amount due from related parties, respectively. However, our Subsidiaries are still subject to the credit risk of their customers and their liquidity is dependent on their customers making prompt payments.

Furthermore, our Subsidiaries’ suppliers generally offer them a credit period of 30 days to 120 days, while our Subsidiaries generally grant their customers a credit period ranging from 30 days to 90 days. The longer credit period granted to our Subsidiaries’ customers compared to that offered by their suppliers indicates a potential risk of a possible cash flow shortage, which may affect the liquidity of their business. In the event that our Subsidiaries experience a cash flow shortage when their customers do not make settlements on a timely manner, the financial position, profitability, and cash flow of our Subsidiaries may be adversely affected.

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Our Subsidiaries may be harmed by negative publicity.

Our Subsidiaries operate in highly competitive industries, and there are other companies in the market that offer similar products and services. They derive most of their customers through word of mouth and rely on the positive feedback of their customers. Thus, customer satisfaction with our Subsidiaries’ products is critical to the success of their business. If our Subsidiaries fail to meet our customer’s expectations, there may be negative feedback which may have an adverse impact on our Subsidiaries’ business and reputation. In the event that our Subsidiaries are unable to maintain a high level of customer satisfaction, or any customer dissatisfaction is inadequately addressed, our Subsidiaries’ business, financial condition, results of operations and prospects may also be adversely affected.

Our Subsidiaries’ reputation may also be adversely affected by negative publicity in reports and publications such as major newspapers and forums or any other negative publicity or rumors. There is no assurance that our Subsidiaries will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on their reputation or prospects. This may result in our Subsidiaries’ being unable to attract new customers or retain existing customers and may in turn adversely affect their business and results of operations.

We may be unable to successfully implement our business strategies and future plans for our Subsidiaries.

As part of our business strategies and future plans, we intend to expand our Subsidiaries’ operations. While we have planned such expansion based on our outlook regarding our Subsidiaries’ business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully implement our development projects, hire and retain skilled employees to carry out our Subsidiaries’ product development and new market strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for their products by existing and new customers in the future.

Further, the implementation of our business strategies and future plans for our Subsidiaries’ business operations may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any cost savings, increased operational efficiency and/or productivity improvements to our Subsidiaries’ operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, including if our Subsidiaries fail to achieve a sufficient level of revenue or fail to manage their costs efficiently, we may not be able to recover our investment costs, and our business, financial condition, results of operations and prospects may be adversely affected.

Risks Related to Our Subsidiaries’ Industry

The imposition of tariffs or other trade restrictions could have a material adverse effect on our business, operations, and financial results.

On July 14, 2020, President Trump signed an executive order and the Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy.

On February 1, 2025, President Trump imposed a 10% tariff on goods from Hong Kong targeting imports originating from the PRC.

On April 2, 2025, President Trump declared that foreign trade and economic practices had created a national emergency under the International Emergency Economic Powers Act of 1977 (IEEPA) and imposed across-the-board tariffs on all countries, along with individual reciprocal higher tariffs for certain countries, subject to certain exceptions. These tariffs will remain in effect until such a time as President Trump determines that the threat posed by the trade deficit and underlying nonreciprocal treatment is satisfied, resolved, or mitigated.

These tariffs and other recent actions may represent an escalation in political and trade tensions involving the U.S., PRC and Hong Kong, and may prompt retaliatory action by other countries and escalate the ongoing trade war. This will require the Company to evaluate the following to determine the impact on our business which could potentially harm our business.

– Whether the new U.S. tariffs or new tariffs to be imposed by the other countries will be collected on the that are utilized in production of our products.

– How the tariffs will impact the price that we charge for our products.

– How the tariffs will impact the cost of materials utilized in producing our products.

– Whether the imposition of tariffs may impact the availability of materials in our supply chain.

– Whether the imposition of tariffs will impact the demand for our products that are subject to the tariffs.

– Whether the imposition of tariffs will cause inflationary pressures in the economy and will otherwise have negative economic impacts that could in turn impact the demand for our products.

– Whether mitigation strategies could increase costs that a company may not be able to recover.

Given the relatively small geographical size of Hong Kong, any such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA or these tariffs on Hong Kong and companies with operations in Hong Kong. Furthermore, legislative or administrative actions in respect of PRC-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

While the imposition of tariffs that were recently introduced is not limited only to goods originating from the PRC, the risks we face are not substantially different from those faced by other exporters to the US. Nevertheless, as envisioned by our management, we believe our strategic move into and presence in various jurisdictions, including South-East Asia, Australia, Europe and Mexico in last two years has enabled us to mitigate the potential impact arising from these new tariffs.

Further, with our cost-plus pricing strategy, we have dealt with our key customers in the US are absorbing most of costs arising from the new tariffs, therefore preserving our profit margins.

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An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our apparel products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

The enactment in the U.S. of the Uyghur Forced Labor Prevention Act (the “UFLPA”) and similar pending legislation in the territories in which our subsidiaries operate could have material adverse effect on our ability to conduct our business.

The UFLPA prohibits on the importation of goods into the United States manufactured wholly or in part with forced labor in the PRC, especially from the Xinjiang Uyghur Autonomous Region (“Xinjiang”). It establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang are not entitled to entry to the U.S. and requires the importer of record to comply with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor. Our current contract manufacturers are located in the PRC, but do not use any Chinese cotton which comes from Xinjiang.

Governments in the other territories where the Company operates (the UK, Australia, and Mexico) are advancing similar measures to address the risk of goods produced from forced labor from any country from entering the global supply chains in order to ensure that their businesses are not complicit in forced labor in Xinjiang, there is an extraordinarily high risk that the yarn, textiles, and garments made with Chinese cotton are tainted with forced and prison labor. Violations of the UFLPA can empower U.S. Customs and Border Protection to detain, exclude or seize goods and assess monetary penalties.

The failure of the Company’s supply chain management system to rebut the presumption that its products are tainted with forced, or prison labor could materially and adversely affect our business operations, financial position, and results of operations.

The war in Ukraine and shipping disruptions in the Red Sea could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union, and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Recently there have been shipping disruptions in the Red Sea and surrounding waterways due to attacks on marine vessels by the Houthi movement which controls part of Yemen. These disruptions may impact our ability to distribute our products to our customers in a cost-effective and timely manner and to meet our customers’ demands, all of which could have an adverse effect on financial condition and results of operations.

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Risks Related to Our Securities and the Offering

As of the date of this prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; and (ii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

As of the date of this prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; and (ii) have not received or were denied such permissions by any PRC authorities. We are also currently not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange, including the NYSE, Nasdaq, or any of the Nasdaq Markets. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions, or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to list on a U.S. exchange, which would materially affect the interest of our investors.

In response to recent data security concerns arising from overseas listings of Chinese internet companies operating in the PRC, on January 4, 2022, the CAC issued revised measures to expand the types of businesses and circumstances that would require cybersecurity review by the CAC. We believe that we are not directly subject to these regulatory actions or statements as our Subsidiaries’ businesses do not involve the collection of user data that are the subject data of these regulatory actions or statements. Because these statements and regulatory actions are new, however, it is to be observed how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or what the potential impact any such modified or new laws and regulations will be on our Subsidiaries’ daily business operations or our ability to accept foreign investments and list on a U.S. exchange. For further information, see “Risks Factors – Risks Related to Doing Business in the People’s Republic of China and Hong Kong.”

Any future action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers or expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or the securities to become worthless.

Recent statements by the Chinese government have indicated an intent to exert greater oversight and control over offerings that are conducted overseas and/or over foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Additionally, we could be subject to various government and regulatory interference in the regions in which we operate, which could result in a material change in our operations and the value of the securities. Pursuant to Article 6 of the Revised Draft, companies holding data of more than one million users must now apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” As confirmed by our PRC counsel, Beijing Dasheng Law Offices, LLP, we currently are not subject to cybersecurity review with the CAC to conduct business operations in China, given that: (i) we are not the “operator of critical information infrastructure” or “online platform operator” (ii) we do not possess a large amount of personal information in our business operations, and (iii) as of the date of this prospectus, we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning or sanction in such respect.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of our Ordinary Shares, and, in the opinion of our PRC legal counsel, Dacheng Law Offices, LLP, the filing requirements under the Trial Measurements do not apply to the Company since: (i) the revenue, total profit, total assets or net assets of D&J Ganzhou was less than 50% of that of the Company in total for the fiscal year ended March 31, 2024; and (ii) the majority of senior management are non-PRC citizens and/or reside in Hong Kong. According to our auditor ARK Pro CPA & CO , as of March 31, 2024, the operating revenue of the PRC subsidiaries was USD 219,779.29, which accounted for approximately 0.56% of the Group’s total revenue; the total profit of of the PRC subsidiaries was USD -1,054,046.71, which accounted for less than 50% of the Group’s total profit; the total assets of the PRC subsidiaries was USD 4,240,008.37, which accounted for approximately 24.90% of the Group’s total assets; and the net assets of the PRC subsidiaries was USD 2,149,364.37, which accounted for approximately 24.46% of the Group’s net assets. The above financial data and percentages do not include internal eliminations within the PRC subsidiaries, nor do they include D&J Ganzhou Guangzhou Branch, as it was registered and established on November 5, 2024. According to our auditor ARK Pro CPA & CO, as of March 31, 2025, the operating revenue of the PRC subsidiaries was USD 1,173,112.60, which accounted for approximately 3% of the Group’s total revenue; the total profit of of the PRC subsidiaries was USD -13,903,752.58, which accounted for less than 50% of the Group’s total profit; the total assets of the PRC subsidiaries was USD 6,098,079.29, which accounted for approximately 24% of the Group’s total assets; and the net assets of the PRC subsidiaries was USD 159,251.83, which accounted for approximately 1% of the Group’s net assets. The above financial data and percentages do not include internal eliminations within the PRC subsidiaries.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this offering. If we inadvertently concluded that such approvals are not required, our ability to offer or continue to offer our Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the representative of the underwriter based on several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect that our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts states from regulating their sale. However, the law does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

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Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where a company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management; and (iv) where Nasdaq is concerned that an offering size is insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for our Ordinary Shares.

Our stock price may be volatile, and the value of our Ordinary Shares may decline.

We cannot predict the prices at which our Ordinary Shares will trade. The initial public offering price of our Ordinary Shares will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our Ordinary Shares will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our Ordinary Shares following this offering may fluctuate substantially and may be lower than the initial public offering price. In addition, the trading price of our Ordinary Shares following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Ordinary Shares as you might be unable to sell your Ordinary Shares at or above the price you paid in this offering.

The stock market has recently experienced extreme price and volume fluctuations. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our Ordinary Shares. Price volatility may be greater if the public float and trading volume of shares of our Ordinary Shares is low. Furthermore, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class-action litigation following periods of volatility in the market price of their securities. We may be the target of this type of litigation in the future, which could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition, and results of operations.

Certain recent initial public offerings of companies with smaller public floats have experienced extreme stock price and volume fluctuations seemingly unrelated to company performance. Such volatility, if occurs to us, may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Certain recent instances of extreme stock price and volume fluctuations have been seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. We anticipate that the trading price of our Ordinary Shares following this offering is likely to be volatile, and our Ordinary Shares may be subject to rapid and substantial price volatility. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects and may distort the market perception of our Ordinary Shares, price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

We also anticipate that our Ordinary Shares are likely to be more sporadically and thinly traded than that of larger, more established companies with larger public floats. As a consequence of this lack of liquidity, the trade of relatively small quantities of Ordinary Shares by our stockholders may disproportionately influence the price of those shares in either direction. The price of our Ordinary Shares could, for example, decline precipitously in the event that a large number of our Ordinary Shares are sold on the market without commensurate demand as compared to a larger, more established issuer that could better absorb those sales without adverse impact on its stock price.

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If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Ordinary Shares could decline.

The market price and trading volume of our Ordinary Shares following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our Ordinary Share price could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Ordinary Shares, or publish negative reports about our business, our Ordinary Share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Ordinary Shares could decrease, which might cause our Ordinary Share price to decline and could decrease the trading volume of our Ordinary Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our Subsidiaries, our financial condition, contractual restrictions, and other factors as determined by our Board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our Ordinary Shares, and you may even lose your entire investment.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Ordinary Share. As a result, you will experience immediate and substantial dilution of US$4.73 per share, representing the difference between our as adjusted net tangible book value per share of US$0.27 as of March 31, 2024, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[5.00] per share, which is the mid-point of the public offering price range. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer that has applied to list our Ordinary Shares on the Nasdaq Capital Market, we rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow BVI law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

For example, we are exempt from Nasdaq Capital Market regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of the book or market value of the shares.

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As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market. Therefore, we intend to have a fully independent audit committee upon effectiveness of the registration statement of which this prospectus is a part, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq Capital Market corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2024. In the future, we would lose our foreign private issuer status if: (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we do not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

As the rights of a shareholder under BVI law differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our memorandum and articles of association, as amended, and restated from time to time, the BVI Act, and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

Shareholders of BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could however, under certain circumstances, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI would treat a final and conclusive monetary judgment for a definitive sum obtained against us in the U.S. federal or state courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that (a) such U.S. federal or state courts had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process, (b) the judgment given by such U.S. federal or state courts was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations, (c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of such U.S. federal or state courts, (d) recognition or enforcement in the BVI would not be contrary to public policy, and (e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

BVI laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under the BVI Act is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under the BVI Act if he feels that the affairs of the company have been or will be carried out in a manner that is oppressive, unfairly discriminatory, or unfairly prejudicial to him. Under the BVI Act, a shareholder is also able to bring an action against the company for a breach of a duty owed by the company to a shareholder in his capacity as a shareholder. Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the BVI, we conduct our operations in Hong Kong, and a substantial portion of our assets are located in Hong Kong. In addition, certain senior executive officers reside in Hong Kong. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside Hong Kong. In addition, Hong Kong does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in Hong Kong of judgments of a court in any of these non-PRC or Hong Kong jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in Hong Kong. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC or Hong Kong securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the BVI, and all of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the BVI courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI to impose liabilities against us or our directors or officers predicated upon the civil provisions of the federal securities laws of the United States or any state in the United States.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment; or (f) the judgment was not rendered between the same parties or their privies on an identical issue.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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Our Ordinary Shares may be subject to rapid and substantial price volatility unrelated to our performance, which could result in substantial losses to investors.

Our Ordinary Shares may be subject to rapid and substantial price volatility and their trading price could fluctuate widely due to factors beyond our control. Upon the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering, and the concentrated ownership of our Ordinary Shares among our executive officers and directors. As a result of our small public float, our Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. This may also happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC or Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Subsidiaries’ operations, including the following:

●	fluctuations in our Subsidiaries’ revenues, earnings, and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our Ordinary Shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Furthermore, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

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It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - Passive Foreign Investment Company Considerations.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

If securities or industry analysts do not publish research or reports about our business and the business of our Subsidiaries, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business and the business of our g Subsidiaries. If one or more analysts downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

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The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares, and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our Ordinary Shares in this offering, we have [10,000,000] Ordinary Shares issued and outstanding. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. There will be [●] Ordinary Shares outstanding immediately after this offering. In connection with this offering, our directors and officers named in the section “Management” and certain shareholders have agreed not to sell any Ordinary Shares until 180 days after the date of this prospectus without the prior written consent of the representative of the underwriters, subject to certain exceptions including with respect to the Ordinary Shares being sold by the Selling Shareholder pursuant to the registration statement that this prospectus forms a part of. However, the representative of the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our Controlling Shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting” on page 109 and 114, respectively, of this prospectus for a more detailed description of the restrictions on selling our Ordinary Shares after the offering.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third- party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We currently intend to use the net proceeds from this offering as follows: (i) approximately 20% for technology development; (ii) approximately 20% for sustainability initiatives; (iii) approximately 15% for retail stores and online expansion; (iv) approximately 15% for market expansion; (v) approximately 10% for international marketing campaigns; (vi) approximately 10% for staff training and development; and (vii) approximately 10% for general working capital. Holders of our Unsecured Subordinated Convertible Promissory Notes (“Notes”) have the right to demand redemption at the closing of this offering and if all Notes are redeemed our Gross Proceeds will be reduced by US$1,650,000 and accordingly each intended use of proceeds will be proportionally reduced. See “Use of Proceeds” on page 44 of this prospectus”.

The statement by the SEC regarding proposed rule changes submitted by Nasdaq and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

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On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As more stringent criteria may be imposed, including the HFCA, which became law in December 2020, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary.

The HFCAA prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. In June 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event that the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business, and our Ordinary Share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from furthering our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected, and you could sustain a significant decline in the value of our Ordinary Shares.

44

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, BVI companies may not have standing to sue before the U.S. federal courts.

Our Subsidiaries’ current operations are conducted outside of the United States, and the majority of our current assets are located outside of the United States, with the majority of our and our Subsidiaries’ operations and current assets being located in Hong Kong. In addition, our auditors are located in Hong Kong, and our senior executive officers are located either in Hong Kong or are Hong Kong citizens. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons. In addition, Hong Kong does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the BVI. Therefore, recognition and enforcement in Hong Kong of judgments of a court in non-PRC or Hong Kong jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in Hong Kong. According to Article 177 of the PRC Securities Law, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC or Hong Kong securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

BVI

Harney Westwood & Riegels, our counsel to the laws of the BVI has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI to impose liabilities against us or our directors or officers predicated upon the civil provisions of the federal securities laws of the United States or any state in the United States.

We have been advised by Harney Westwood & Riegels that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Harney Westwood & Riegels that the courts of the BVI would treat a final and conclusive monetary judgment for a definitive sum obtained against us in the U.S. federal or state courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that (a) such U.S. federal or state courts had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process, (b) the judgment given by such U.S. federal or state courts was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations, (c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of such U.S. federal or state courts, (d) recognition or enforcement in the BVI would not be contrary to public policy, and (e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

Hong Kong

Cheung & Choy, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award; (c) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (d) the judgement is from a court of competent jurisdiction; and (e) the judgment is between the same parties or their privies on an identical issue. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

45

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment; or (f) the judgment was not rendered between the same parties or their privies on an identical issue.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

USE OF PROCEEDS

If the underwriter does not exercise its over-allotment option, we expect to receive approximately US$[●] of net proceeds from this offering, based on an assumed price to the public in this offering of $[5.00] per share, which is the midpoint of the estimated initial public offering per share set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions of US$[●], a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses of approximately US$[●] payable by us. If the underwriter exercises its over-allotment option in full, we expect to receive approximately US$[●] of net proceeds from this offering after deducting underwriting discounts and commissions of US$[●], a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses of approximately US$[●].

We currently intend to use the net proceeds received from this offering primarily as follows:

●	approximately 20 % of the net proceeds for technology development;

●	approximately 20% of the net proceeds for sustainability initiatives;

●	approximately 15% of the net proceeds for retail stores and online expansion; and

●	approximately 15% of the net proceeds for market expansion;

●	approximately 10% for international marketing campaigns

●	approximately 10% for staff training and development; and

●	approximately 10% for general working capital.

●	approximately [●]% for consulting services. (1)

Holders of our Unsecured Subordinated Convertible Promissory Notes (“Notes”) have the right to demand redemption at the closing of this offering and if all Notes are redeemed our Gross Proceeds will be reduced by US$1,650,000 and accordingly each intended use of proceeds will be proportionally reduced.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

(1)	See “Management – Consulting Agreements” and “Expenses of the Offering”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect (i) the above; (ii) the issuance and sale of [●] Ordinary Shares by us in this offering assuming an initial offering price of US$[5.00] per Ordinary Share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus, assuming the underwriters do not exercise the over-allotment option; and (iii) the issuance and sale of [●] Ordinary Shares by us in this offering assuming an initial offering price of US$[5.00] per Ordinary Share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus, assuming the underwriters exercise the over-allotment option in full, after deducting underwriting discounts and commissions, a non-accountable expense allowance and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

46

	Actual	As adjusted (1)	As adjusted (2)
	US$	US$	US$

Indebtedness
Short-term borrowings	1,052,963	[●]	[●]
Converted Notes	2,049,000
Shareholders’ Equity
Ordinary Shares, par value US$0.0001 par value per share, 300,000,000 Ordinary Shares authorized, 10,000,000 Ordinary Shares outstanding on an actual basis, [●] Ordinary Shares outstanding on an as adjusted basis (assuming [●] Ordinary Shares to be issued in this offering with no exercise of over-allotment option) and [●] Ordinary Shares outstanding on an as adjusted basis (assuming over-allotment option is exercised in full)	1,000	[●]	[●]
Subscription receivable	(1,000)	[●]	[●]
Additional paid-in capital	6,145,875	[●]	[●]
Statutory reserve	-	-	-
Retained earnings	5,637,472	[●]	[●]
Accumulated other comprehensive loss	87,749	[●]	[●]
Total Equity	11,871,096	[●]	[●]
Non-controlling interests	(83)	[●]	[●]
Total Capitalization	14,972,976	[●]	[●]

(1)	Assuming no exercise of the underwriters’ over-allotment option but assumes that the holders of the Notes, in the principal amount of US$1,650,000, demand redemption in full at the closing of the offering.
(2)	Assuming full exercise of the underwriters’ over-allotment option but assumes that the holders of the Notes, in the principal amount of US$1,650,000, demand redemption in full at the closing of the offering.

DIVIDENDS AND DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Since incorporation, the Company has not declared or paid any dividends or distributions, except for the interim dividend declared March 31, 2024, amounting $3,833,425 as stated on the combined statements of changes in shareholders’ equity. There has been no transfer of assets among the Company and its Subsidiaries, except for the transfer of intellectual properties including trademarks, patents and domain names from Marvel to Rocksolid, our wholly-owned Subsidiaries, pursuant to our Reorganization. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

We are a holding company incorporated in the BVI with no operating revenue or profit of our own. We rely on dividends paid to us by our Subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Subsidiaries. According to the BVI Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities, and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

47

DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill, right-of-use assets, deferred offering costs, and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. As of March 31, 2025, our historical net tangible book value was US$2,179,783 or US$0.22 per share. After giving effect to the sale of Ordinary Shares in this offering by the Company assuming an initial offering price of US$[5.00] per Ordinary Share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus, after deducting US$[●] in underwriting discounts and commissions (assuming [●] Ordinary Shares to be issued in this offering with no exercise of over-allotment option), a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses payable by the Company of approximately US$[●], the pro forma as adjusted net tangible book value as of March 31, 2025 would have been approximately US$[●] or US$[●] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per Ordinary Share to our existing stockholders and an immediate dilution of US[●] per share to new investors purchasing Ordinary Shares in this offering. If the over-allotment is exercised in full, the pro forma as adjusted net tangible book value as of March 31, 2025 would have been approximately US$[●], or US$[●] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per Ordinary Share to our existing stockholders and an immediate dilution of US$[●] per share to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis to new investors.

	No exercise of Over-allotment Option (1) (3)	Full Exercise of Over-allotment Option (2) (3)
Initial public offering price per Ordinary Share	[5.00]	[5.00]
Historical net tangible book value per Ordinary Share as of March 31, 2025	[0.22]	[0.22]
Increase in as adjusted net tangible book value per Ordinary Share attributable to the investors in this offering	[●]	[●]
Pro forma net tangible book value per Ordinary Share after giving effect to this offering	[●]	[●]
Dilution per share to new investors participating in this offering	[●]	[●]

(1)	Assumes gross proceeds from the offering of [●] Ordinary Shares and assumes that the underwriter’s over-allotment option has not been exercised.
(2)	Assumes gross proceeds from the offering of [●] Ordinary Shares and assumes that the underwriter’s over-allotment option has been exercised in full.
(3)	Assumes that none of the Notes are converted into Ordinary Shares.

The following table illustrates this dilution on a per Ordinary Share basis to new investors assuming that all of the Notes are converted into [●] Ordinary Shares.

	No exercise of Over-allotment Option (1) (3)	Full Exercise of Over-allotment Option (2) (3)
Initial public offering price per Ordinary Share	[5.00]	[5.00]
Historical net tangible book value per Ordinary Share as of March 31, 2025	[0.22]	[0.22]
Increase in as adjusted net tangible book value per Ordinary Share attributable to the investors in this offering	[●]	[●]
Pro forma net tangible book value per Ordinary Share after giving effect to this offering	[●]	[●]
Dilution per share to new investors participating in this offering	[●]	[●]

(1)	Assumes gross proceeds from the offering of [●] Ordinary Shares and assumes that the underwriter’s over-allotment option has not been exercised.
(2)	Assumes gross proceeds from the offering of [●] Ordinary Shares and assumes that the underwriter’s over-allotment option has been exercised in full.

The following table sets forth the number of Ordinary Shares owned, the total amount paid and the average price per Ordinary Share paid by (i) the Notes and (ii) investors purchasing Ordinary Shares in this offering, before deducting the estimated discounts to the underwriters and the estimated offering expenses payable by the Company.

	Shares purchased				Total consideration
	Number		Percent(1)(2)		Amount (US$)			Percent		Average price per share (US$)
The Notes (1)	[462,500]	(2)	[3.71]	%	$	[1,650,000]		[3.32]	%	$	[3.57]
New Investors from Public Offering	[●]	(2)	[●]	%	$	[●]	(2)	[●]	%(2)	$	[5.00]

Total	[●]	(3)	[●]	%(3)	$	[●]		[●]	%	$	[●]

(1) Represents the percent ownership after this offering. Prior to the offering, the Notes own an aggregate of [●]% of the outstanding Ordinary Shares of the Company which assumes issuance of [●] Ordinary Shares upon full the conversion of the Notes.

(3) Assumes no exercise of the over-allotment option by the underwriters.

(4) The remaining [●] Ordinary Shares, or [●]% of the outstanding Ordinary Shares following this offering, are beneficially owned by Ms. Tang, our CEO. The Company’s current business and financial position are the direct result of Ms. Tang’s investment of time, money and labor over approximately the last 15 years, the value of which cannot be accurately calculated.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following summarizes the combined statements of operations and comprehensive income for the years ended March 31, 2025, and 2024 and the combined balance sheets as of March 31, 2025, and 2024 have been derived from our consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

 RIVERSTONE LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
Revenues	$46,293,096	$39,303,668
Cost of revenues	(38,690,051)	(34,887,558)
Gross profit	7,603,045	4,416,110

Operating expenses:
General and administrative expenses	(2,721,088)	(788,722)
Sales and marketing expenses	(678,475)	(217,805)
Research and development expenses	-	(69,709)
Total operating expenses	(3,399,563)	(1,076,236)
Operating income	4,203,482	3,339,874

Other (expense)/income:
Change in fair value of convertible notes payable	(399,000)	-
Financial expenses, net	(224,565)	(131,099)
Other income/(expenses), net	82,389	(136,986)
Total other expenses, net	(541,176)	(268,085)

Income before income tax expenses	3,662,306	3,071,789
Income tax expenses	(650,676)	(553,006)
Net income	3,011,630	2,518,783
Net loss attributable to non-controlling interest	(88)	-
Net income attributable to Riverstone Ltd’s shareholders	3,011,718	2,518,783

Other comprehensive income:
Foreign currency translation adjustment attributable to non-controlling interest, net of nil income taxes	5	-
Foreign currency translation adjustment attributable to Riverstone Ltd.’s shareholders, net of nil income taxes	71,669	22,974
Total other comprehensive income	71,674	22,974
Total comprehensive income	$3,083,304	$2,541,757
Total comprehensive loss attributable to non-controlling interest	(83)	-
Total comprehensive income attributable to Riverstone Ltd’s shareholders	3,083,387	2,541,757
Earnings per ordinary share
Basic and Diluted	0.30	0.25
Weighted average number of ordinary shares outstanding (1)
Basic and Diluted	10,000,000	10,000,000

(1)	The shares and per share data are presented on a retroactive basis to reflect the Reorganization.

Assuming that the Holders of the Notes exercise the earlier redemption right, the effect on earnings per ordinary share is shown as follows:

	For the years ended March 31,
	2025	2024
Earnings per share
Net income	$3,011,630	$2,518,783
Change in fair value of convertible notes payable	399,000	-
Adjusted net income	$3,410,630	$2,518,783

Weighted average common shares outstanding	10,000,000	10,000,000
Adjusted earnings per ordinary share	$0.34	$0.25

49

RIVERSTONE LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$626,267	$482,451
Restricted cash	261,355	259,819
Accounts receivable, net	9,551,686	5,634,903
Inventories	61,309	165,077
Advances to suppliers	1,963,839	1,724,658
Amounts due from related parties	290,012	160,076
Income tax recoverable	79	73
Prepaid expenses and other current assets	1,728,970	147,352
Total current assets	14,483,517	8,574,409

Non-current assets:
Plant and equipment, net	906,638	278,782
Intangible assets, net	6,182,618	6,146,335
Right-of-use assets, net	2,745,064	1,809,923
Deferred tax assets, net	5,082	9,515
Prepaid expenses for plant and equipment	82,986	210,885
Deferred offering costs	763,548	-
Total non-current assets	10,685,936	8,455,440
Total Assets	$25,169,453	$17,029,849

LIABILITIES
Current liabilities:
Short-term borrowings	$1,052,963	$1,646,653
Accounts payable	2,923,409	922,022
Deferred revenue	503,921	104,728
Amounts due to related parties	1,937,347	1,713,630
Lease liabilities, current	259,972	195,518
Income tax payable	640,544	538,201
Accrued expenses and other current liabilities	1,292,624	1,399,090
Total current liabilities	8,610,780	6,519,842

Non-current liabilities:
Lease liabilities, non-current	2,638,660	1,722,298
Convertible notes payable, non-current	2,049,000	-
Total non-current liabilities	4,687,660	1,722,298
Total Liabilities	$13,298,440	$8,242,140

Commitments and Contingencies

Shareholders’ equity
Ordinary Shares (US$0.0001 par value; 300,000,000 and 300,000,000 shares authorized as of March 31, 2025 and 2024, respectively, 10,000,000 and 10,000,000 issued and outstanding as of March 31, 2025 and 2024, respectively) *	$1,000	$1,000
Subscription receivable	(1,000)	(1,000)
Additional paid-in capital	6,145,875	6,145,875
Retained earnings	5,637,472	2,625,754
Accumulated other comprehensive income	87,749	16,080
Total Equity attributable to the shareholders of Riverstone Ltd	11,871,096	8,787,709
Non-controlling interests	(83)	-
Total Shareholders’ equity	11,871,013	8,787,709
Total Liabilities and Shareholders’ Equity	$25,169,453	$17,029,849

* The shares and per share data are presented on a retroactive basis to reflect the reorganization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward Looking Statements.” All amounts in the fiscal years ended March 31, 2025, and 2024 are derived from our audited consolidated financial statements included elsewhere in this prospectus. These financial statements have been prepared in accordance with U.S. GAAP.

Business Overview

We are a vertically integrated, B2B (Business to Business) and B2C (Business to Consumer), fast fashion supply chain management service provider, combining advanced technologies and ethical practices. We represent over 15 years of experience offering our customers up-to-date, innovative, and sustainable fast fashion products as well as a full suite of artificial intelligence (“AI”) and 3D assisted services from market trend analysis, product design and development, raw material sourcing, manufacturing, quality control, inventory management and logistics management. Serving customers located in Australia, Mexico, the United Kingdom, and the U.S. markets, we are a one-stop destination for producers and retailers of fast fashion apparel products. We are committed to reducing our environmental impact through recycling, clean processes, traceable sourcing, and other eco-friendly practices and we strive for sustainable solutions to fulfil our customers’ needs throughout garment production.

We experienced robust growth in our net revenues, which increased from US$39,303,668 for the year ended March 31, 2024, to US$46,293,096 for the year ended March 31, 2025. Our gross profit also increased from US$4,416,110 in 2024 to US$7,603,045 in 2025, representing gross profit margin of 11.2% and 16.4% for the same years, respectively.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to maintain our major customers;

●	our ability to develop and introduce innovative new products to meet changing consumer preferences;

●	our ability to enhance our operational efficiency; and

●	our ability to acquire sufficient parts and materials and key components from their suppliers in suitable quantity and quality.

Components of Results of Operations

Revenue

Sales of goods

We integrate professional ladies’ wear design, pattern making, production, processing, customization, and sales both to the international brands and retailers.

Royalty income

Our royalty income contracts are generally structured whereby the customers sells clothes using our trademark to the purchaser and we collect its percentage royalty based on the revenue generated.

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Cost of Revenues

Cost of revenues consists primarily of purchase of raw materials and finished goods, inbound freight costs, outbound freight costs associated with shipping goods to customers, sub-contracting costs, direct and indirect labor and related benefits, and related overhead. Overhead includes all costs related to manufacturing or sourcing goods, including costs of packing materials, depreciation of long-lived assets, as well as related costs that are directly attributable to our principal operations.

Operating Expenses

Our operating expenses consist primarily of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and benefits for general and administrative personnel, (ii) professional service fee, (iii) rental fee including depreciation of right-of-use assets and short term leases, and (iv) other corporate expenses.

Sales and Marketing Expenses

Sales and marketing expenses mainly consist of (i) salary and benefits for sales and marketing personnel, and (ii) advertising costs and market promotion expenses.

Research and Development Expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) material consumption and (iii) other miscellaneous research and development expenses.

Taxation

British Virgin Islands

Riverstone and Rocksolid were incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the British Virgin Islands.

Hong Kong

Marvel, D&J and Ka Yee were established in Hong Kong and is subject to a two-tiered profits tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first HKD2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. All entities with profits chargeable to Profits Tax in Hong Kong would qualify for the two-tiered profits tax rates, except those with a connected entity which is nominated to be chargeable at the two-tiered rates. The two-tiered profits tax rates would not apply to the taxpaying entity. The whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5%. However, the Commissioner may apply the two-tiered profits tax rates to one of the connected entities for a year of assessment if that entity elects the two-tiered rates. An entity’s election is effective only if no other connected entity has made an election for the same year of assessment. However, a different connected entity may elect the two-tiered profits tax rates for a different year of assessment if all conditions are met. For the years ended March 31, 2025, and 2024, we applied the two-tiered profits tax rates to D&J.

China

Generally, D&J Ganzhou, which is considered as a PRC resident enterprise under PRC tax law, is subject to enterprise income tax on its worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The State Administration of Taxation further announced that from January 1, 2021 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the enterprise income tax will be levied at 20%, for small-scale and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small-scale and low-profit enterprises can enjoy a 20% enterprise income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million. In accordance with announcement of the Ministry of Finance and the State Taxation Administration [2023] No. 6, which was effective from January 1, 2023, to December 31, 2024, preferential tax rate became 5% on taxable income below RMB1 million. According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on January 1, 2023, and until to December 31, 2027, small-scale, low profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the year ended March 31, 2025 and 2024, D&J Ganzhou was recognized as small-scale and low-profit enterprises.

If our holding company in the British Virgin Islands or any of our consolidated entities outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

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Australia

WeDress Australia incorporated in Australia is a base rate entity for the years ended March 31, 2025, and 2024, and the 25% company tax rate applies.

United Kingdom

WeDress UK was established in 2024 and incorporated in United Kingdom, and it is subject to corporation tax at different tax rates, depending upon the profits made. For the year ended March 31, 2025, the corporation tax rate is 19%.

United Mexican States

WeDress Mexico incorporated in Mexico, which considered as a Mexican resident enterprise and subject to corporate income tax on its worldwide taxable income. The federal corporate income tax rate is 30%.

United States

WeDress U.S. incorporated in the US is subject to U.S. federal corporate income tax at a statutory rate of 21%, and also to state corporate income taxes, which generally range from 1% to 10% depending on the state and taxable income levels.

Results of Operations

Comparison of the Years Ended March 31, 2025, and 2024

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,
	2025		2024
	US$	%	US$	%
Revenues	46,293,096	100.0	39,303,668	100.0
Cost of revenues	(38,690,051)	(83.6)	(34,887,558)	(88.8)
Gross profit	7,603,045	16.4	4,416,110	11.2
Operating expenses:
General and administrative expenses	(2,721,088)	(5.9)	(788,722)	(2.0)
Sales and marketing expenses	(678,475)	(1.5)	(217,805)	(0.5)
Research and development expenses	-	-	(69,709)	(0.2)
Total operating expenses	(3,399,563)	(7.4)	(1,076,236)	(2.7)
Income from operations	4,203,482	9.0	3,339,874	8.5
Other (expenses)/income:
Change in fair value of convertible notes payable	(399,000)	(0.9)	-	-
Financial expenses, net	(224,565)	(0.5)	(131,099)	(0.3)
Other income/(expenses), net	82,389	0.2	(136,986)	(0.4)
Total other expenses, net	(541,176)	(1.2)	(268,085)	(0.7)
Income before income tax expenses	3,662,306	7.8	3,071,789	7.8
Income tax expenses	(650,676)	(1.4)	(553,006)	(1.4)
Net income	3,011,630	6.4	2,518,783	6.4

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Revenues

Our revenues increased by 17.8% from US$39,303,668 in 2024 to US$46,293,096 in 2025. This increase was primarily due to the increase in revenue from our sales of goods.

The following table set forth the breakdown of our revenue by categories for the years indicated:

	For the years ended March 31,
	2025	2024
	US$	US$
Sales of goods	45,005,083	38,114,277
Royalty income	1,288,013	1,189,391
Total revenue	46,293,096	39,303,668

●	Sales of goods. Our revenue from sales of goods increased by 18.1% from US$38,114,277 in 2024 to US$45,005,083 in 2025. The increase was primarily driven by higher revenues from our top-5 customers of 2025, which increased by US$8,108,192 from US$14,479,820 in 2024 to US$22,588,012 in 2025. The growth was primarily due to both a 5% increase in unit sales, from 1,921,528 units in 2024 to 2,520,552 units in 2025, and an increase in average selling price per garment, which increased from US$8.0 in 2024 to US$9.0 in 2025. Additionally, revenue from our Oceania region increased by US$7,431,319 from US$8,358,038 in 2024 to US$15,789,357 in 2025, respectively, which contributed materially to our overall revenue growth.

●	Royalty income. Our revenue from royalty income increased by 8.3% from US$1,189,391 in 2024 to US$1,288,013 in 2025.

Cost of Revenues

Our cost of revenues increased by 10.9% from US$34,887,558 in 2024 to US$38,690,051 in 2025, which was generally in line with the increase in our revenue for the year.

Gross margin

The gross profit and gross profit margin in 2025 was US$7,603,045 and 16.4%, respectively, compared with US$4,416,110 and 11.2% in 2024. The increase was primarily attributed to (i) higher sales volume and (ii) cost savings from procurement, resulting from our own manufacturing facility that allows us to more efficiently produce products that are of the higher quality and at the lower cost available.

Operating Expenses

Our operating expenses increased by 215.9% from US$1,076,236 in 2024 to US$3,399,563 in 2025.

●	General and administrative. Our general and administrative expenses increased by 245.0% from US$788,722 in 2024 to US$2,721,088 in 2025. The increase was primarily due to (i) an increase of US$870,184 in professional service fees, mainly representing the professional service fees in relation to this offering, (ii) an increase in employee compensation of US$622,011, mainly due to an increase in headcount to cope with the expansion of the business of the Group, (iii) an increase of US$109,763 in rental fee including depreciation of right-of-use assets and short term leases, mainly due to new office lease, (iv) an increase of US$113,029 in office expenses as a result of our business growth.

●	Sales and marketing. Our sales and marketing expenses increased by 211.5% from US$217,805 in 2024 to US$678,475 in 2025. This increase was primarily due to an increase in employee compensation of US$358,287, as the size of our sales team increased to cope with the expansion of the business of the Group.

●	Research and development. Our research and development expenses decreased from US$69,709 in 2024 to nil in 2025 as we did not conduct any research and development activities in 2025.

Other Income/(Expenses), net

Other income, net was US$82,389 in 2025 and consisted primarily of government grants US$72,840, and partially offset by exchange losses US$15,091. Our government grants received in cash were not contingent upon our further actions or performance. These one-time government subsidies were related to the local government’s financial support for local businesses. We are not expecting to receive government subsidies of such an amount continuously.

Other expenses, net was US$136,986 in 2024 and consisted primarily of US$116,240 from exchange loss and US$11,083 from the donation for a local event.

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Change in fair value of convertible notes payable

In 2025, we recognized a US$399,000 change in fair value of convertible notes payable, which is accounted for under the fair value option and the Unsecured Subordinated Convertible Promissory Notes (“Notes”) were issued from October 2024 to March 2025. The fair value change was primarily caused by the increase in the intrinsic value of some of the Notes making the value of potentially converted shares higher than at the debt issuance.

Financial Expenses, net

Our financial expenses, net was US$224,565 in 2025, compared with US$131,099 in 2024. Our financial expenses in 2025 and 2024 were primarily interest from the short-term borrowings.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Our principal sources of liquidity have been cash from financing activities. We had cash and cash equivalents of US$626,267, excluding restricted cash of US$261,355 as of March 31, 2025.

Based on our current level of operations and available cash, we believe our available cash, committed funding from bank and credit facilities will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Cash Flows and Working Capital

Comparison of the Years Ended March 31, 2025, and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended March 31,
	2025	2024
	US$	US$
Net cash provided by/(used in) operating activities	707,335	(1,042,326)
Net cash used in investing activities	(513,047)	(326,887)
Net cash (used in)/provided by financing activities	(75,902)	552,270
Effect of exchange rate changes	26,966	37,040
Net increase /(decrease) in cash and cash equivalents and restricted cash	145,352	(779,903)
Cash and cash equivalents and restricted cash at beginning of the year	742,270	1,522,173
Cash and cash equivalents and restricted cash at end of the year	887,622	742,270

Operating Activities

Net cash provided by operating activities amounted to US$707,335 in 2025, compared to net income of US$3,011,630. The principal adjustments to reconcile our net income to our net cash provided by operating activities were change in fair value of convertible notes payable of US$399,000, the amortization of right-of-use assets of US$224,524 and depreciation and amortization of US$103,251. The principal change in operating assets and liabilities accounting for the difference between our net income and our net cash provided by operating activities in 2025 were an increase in accounts payable of US$2,009,720, and partially offset by an increase of accounts receivable of US$4,018,474 and an increase of prepaid expenses and other current assets of US$1,173,069.

Net cash used in operating activities amounted to US$1,042,326 in 2024, compared to net income of US$2,518,783. The principal adjustments to reconcile our net income to our net cash used in operating activities were the amortization of right-of-use assets of US$164,435 and provision for credit losses of US$57,677. The principal change in operating assets and liabilities accounting for the difference between our net income and our net cash used in operating activities in 2024 were an increase in accounts receivable of US$3,949,226, an increase in advances to suppliers of US$1,737,460, and an increase in amounts due from/to related parties of US$521,891, and partially offset by an increase of accrued expenses and other current liabilities of US$1,371,362, an increase of accounts payable of US$886,782, and an increase of income tax payable of US$536,773.

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Investing Activities

Net cash used in investing activities amounted to US$513,047 in 2025, due to the purchases of plant and equipment.

Net cash used in investing activities amounted to US$326,887 in 2024, due to the purchases of plant and equipment.

Financing Activities

Net cash used in financing activities was US$75,902 in 2025, which primarily comprised repayments of borrowings of US$6,286,089 and payment of deferred offering cost of US$696,660, partially offset by proceeds from borrowings of US$5,683,676 and proceeds from convertible notes payable of US$1,250,000.

Net cash provided by financing activities was US$552,270 in 2024, which primarily comprised proceeds from borrowings of US$5,264,998, partially offset by repayments of borrowings of US$4,650,227.

Material Cash Requirements

Our material cash requirements as of March 31, 2025, and any subsequent period primarily include our capital expenditures.

Capital Expenditures

We made capital expenditures of US$513,047 and US$326,887 in 2025 and 2024, respectively. Our capital expenditures are primarily incurred for the purpose of acquisition of plant and equipment. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Material Contractual Obligations and Commitments

The following table sets forth our contractual obligations including interest payment, if applicable, as of March 31, 2025:

	Payments due by period
	Total	Within 1 year	Within 1-3 years	Within 4-5 years	Over 5 years
	US$	US$	US$	US$	US$
Operating lease obligations (1)	3,476,826	369,740	711,670	736,808	1,658,608
For loan repayment	1,085,973	812,265	273,708	-	-
For leasehold improvement	34,203	34,203	-	-	-
Total	4,597,002	1,216,208	985,378	736,808	1,658,608

(1)	We lease facilities and offices under non-cancelable operating lease agreements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) Provision for credit losses; and (ii) Provision of income tax and valuation allowance for deferred tax asset. See “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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Provision for credit losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments - Credit Losses, we evaluate its accounts receivable, amount due from related parties, and other current receivable included in other current assets for expected credit losses on a regular basis. We maintain an estimated provision for credit losses to reduce its receivables to the amount that it believes will be collected. We consider factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness, current market conditions, reasonable and supportable forecasts of future economic conditions, and other specific circumstances related to the accounts. We adjust the provision percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the receivables are likely to be unrecoverable, we also make specific provision in the period in which a loss is determined to be probable. Receivables balances are written off after all collection efforts have been exhausted.

For the years ended March 31, 2025, and 2024, we recorded US$126,859 and US$52,258 provision for credit losses for accounts receivable, respectively. The Group had written off US$148,581 of accounts receivable and nil for the years ended March 31, 2025 and 2024, respectively. We did not record any provision for credit losses for other receivable for the years ended March 31, 2025 and 2024, respectively. For the years ended March 31, 2025, and 2024, we recorded nil and US$5,419 provision for credit losses for amount due from related parties, respectively.

Provision of income tax and valuation allowance for deferred tax asset

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements and are recorded as non-current in the consolidated balance sheet. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The amount of valuation allowances was US$91,560 and $76,543 as of March 31, 2025, and 2024, respectively.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended for the years ended March 31, 2025, and 2024.

Recent Accounting Standards

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is to be adopted on a prospective basis with the option to apply retrospectively and is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. We are in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In March 2024, the FASB issued ASU 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” Our management does not believe the adoption of ASU 2024-02 will have a material impact on our consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03 (Expense Disaggregation Disclosures). The amendment confirms that all public business entities must adopt ASU 2024-03 in annual periods beginning after December 15, 2026, and in interim periods beginning after December 15, 2027, addressing ambiguity for non-calendar year-end entities. Early adoption of ASU 2024-03 remains allowed. We are currently evaluating the impact of adopting ASU 2024-03 and ASU 2025-01.

We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

The RMB, HKD, AUD and MXN has fluctuated against the USD, at times significantly and unpredictably during the reporting periods. The depreciation of the RMB against the US$ was approximately 0.5% and 5.1% for the years ended March 31, 2025, and 2024, respectively. The appreciation of the HKD against the US$ was approximately 0.6% and 0.3% for the years ended March 31, 2025 and 2024, respectively. The depreciation of the AUD against the US$ was approximately 4.6% and 2.8% for the years ended March 31, 2025, and 2024, respectively. The depreciation of the MXN against the US$ was approximately 23.6% for the years ended March 31, 2025, and the appreciation of the MXN against the US$ was approximately 8.1% for the years ended March 31, 2024. It is difficult to predict how market forces or the PRC, Hong Kong, Australia, Mexico or U.S. government policy may impact the exchange rate between the RMB, HKD, AUD, MXN and the US$ in the future.

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in the applicable interest rate, however, may raise the cost of any debt we may incur in the future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. If our raw material costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

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HISTORY AND CORPORATE STRUCTURE

Overview

Riverstone Ltd, incorporated on July 3, 2024, under the laws of the BVI, is a holding company which directly owns 100% equity interest of each of our Subsidiaries D&J, Marvel, WeDress Australia, WeDress U.S., WeDress UK, WeDress Mexico (ownership is 99%) and Rocksolid, and indirectly, via D&J, owns 100% equity interest of D&J Ganzhou and Ka Yee. Our operating history began in 2010 when D&J was founded in Hong Kong by Ms. Tang to provide a full range of garment supply chain services including but not limited to garment design, manufacturing, and apparel solution services. Prior to a restructuring in 2024 these Subsidiaries were a consortium of companies providing a full range of garment supply chain services under and still are under the common control of our Controlling Shareholder.

Reorganization

Effective June 20, 2025 our Group completed a reorganization to consolidate its business operations in Hong Kong into an offshore corporate holding structure to expand our manufacturing and sales operations and in anticipation of listing on a recognized securities market. The Company was incorporated on July 3, 2024. The Reorganization resulted in the corporate structure as set forth in the chart below. The primary reason for this offering and our listing on the Nasdaq Market is to allow us to raise funds to strengthen our market position and to further expand our market share.

Prior to the Reorganization, Marvel, WeDress Australia and WeDress UK were wholly owned by Ms. Tang, D&J was owned as to 51% and 49% by Ms. Tang and Marvel, respectively, and WeDress U.S. was wholly owned by Mr. Hart, the de facto partner of Ms. Tang. As part of the Reorganization, Riverstone Ltd was incorporated, and each of D&J, Marvel, Rocksolid, WeDress Australia, WeDress U.S., and WeDress UK became directly wholly owned subsidiaries of Riverstone Ltd. WeDress Mexico was incorporated on November 15, 2024, and since its incorporation was owned as to 99% by the Company.

Upon the completion of the reorganization, the Company, is 78.97% owned by Ms. Tang, and directly owns 100% equity interest of each of D&J, Marvel, Rocksolid, WeDress Australia, WeDress U.S., and WeDress UK, 99% of WeDress Mexico, and the Company indirectly, via D&J, owns 100% equity interest of D&J Ganzhou and Ka Yee. We do not utilize a variable interest entity (“VIE”) structure. The following diagram illustrates our corporate structure upon completion of the reorganization.

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(1)	Wholly owned by Tse Po Hung Vincent, a business partner of Ms. Tang
(2)	Owned 40.08% by James Reginald Hart, our Chief Sustainability Officer and de facto partner of Ms. Tang; 39.88% by Wong Wai Hei, our Director and Ms. Tang’s son; and 20.04% by Wong Cho Yan Joan, Ms. Tang’s daughter
(3)	Wholly owned by Law Man Hin, a business partner of Ms. Tang
(4)	Owned individually by eight unrelated third-party entities, none of which individually owns, directly or indirectly, more than 2.0% of the equity interest of the Company
(5)	Assuming no exercise of the underwriter’s over-allotment option

Incorporation of Holding Companies

Riverstone Ltd

Riverstone was incorporated in the BVI on July 3, 2024 and is authorized to issue a maximum of 300,000,000 ordinary shares with a par value of US$0.0001 per share. Riverstone is a holding company and owns all of the issued and outstanding shares of our Subsidiaries. Ms. Tang, our Chairlady and Director, owns [●]% of Riverstone’s issued and outstanding ordinary shares.

Cornerstone Holdings Limited

Cornerstone Holdings Limited was incorporated in the BVI on September 26, 2024 and is authorized to issue a maximum of 50,000 ordinary shares with a par value of US$1.00 per share. As of the date of this Prospectus, Cornerstone Holdings Limited owns 4.99% of the issued and outstanding shares of the Company. Cornerstone Holdings Limited is owned 40.08% by James Reginald Hart, our Chief Sustainability Officer; 39.88% by Wong Wai Hei, our Director, Ms. Tang’s son and 20.04% by Wong Cho Yan Joan, Ms. Tang’s daughter.

Bedrock Holdings Limited

Bedrock Holdings Limited was incorporated in the BVI on September 26, 2024 and is authorized to issue a maximum of 50,000 ordinary shares with a par value of US$1.00 per share. Bedrock is owned by Law Man Hin, a business partner of Ms. Tang, and, as of the date of this prospectus, owns 4.99% of the issued and outstanding shares of the Company.

Deepmantle Holdings Limited

Deepmantle Holdings Limited was incorporated in the BVI on October 10, 2024 and is authorized to issue a maximum of 50,000 ordinary shares with a par value of US$1.00 per share. Deepmantle is owned by Tse Po Hung Vincent, a business partner of Ms. Tang, and, as of the date of this prospectus, owns 4.99% of the issued and outstanding shares of the Company.

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Our Wholly Owned Subsidiaries

Our business and financial results are contributed by our Subsidiaries:

D&J – fashion supply chain that focuses on complete manufacturing and mechanizing of customers’ orders.

Marvel – together with Rocksolid holds the Company’s registered trademarks, patents, and domains.

Rocksolid – together with Marvel holds the Company’s registered trademarks, patents, and domains.

WeDress Australia – focused on the Pacific region and responsible for B2B wholesale sales and client relationship management, B2C E-commerce sales, and brand and platform management.

WeDress U.S. – focused on North America and responsible for B2B wholesale sales and client relationship management, B2C E-commerce sales, and brand and platform management.

WeDress UK – focused on the United Kingdom and Europe and responsible for B2B wholesale sales and client relationship management, B2C E-commerce sales, and brand and platform management.

WeDress Mexico – (owned 99% by the Company) focused on Mexico and Central and South America and responsible for B2B wholesale sales and client relationship management, B2C E-commerce sales, and brand platform management.

D&J Ganzhou – responsible for the manufacturing and production of individual customers and D&J’s orders.

Ka Yee – responsible for logistics between the PRC and Hong Kong and serves as the recipient for payments received in the PRC from the Alibaba International Platform.

OUR INDUSTRY

This section contains information from the Market Study Report commissioned by us and prepared by Frost & Sullivan, to provide information regarding the fast fashion supply chain management services industry.

Definition of fast fashion supply chain management services

Fast fashion supply chain management services refer to the comprehensive suite of operations and processes that enable rapid design, production, and delivery of trendy clothing and accessories to meet the ever-changing demands of the fashion retail market. These services encompass a range of activities from initial concept and design to final product delivery, with a focus on speed, efficiency, and cost-effectiveness. In the fast-paced world of fashion retail, where consumer trends can shift rapidly, these services play a crucial role in helping retailers stay competitive. Fast fashion supply chain management providers typically offer an integrated approach, combining design expertise, sourcing capabilities, manufacturing prowess, and logistics management to dramatically reduce the time it takes for a garment to move from concept to consumer.

Key components of fast fashion supply chain management services

Trend analysis and design conceptualization - Rapidly identifying emerging fashion trends and translating them into marketable designs.

Technical design and specification development - Creating detailed technical packs with precise specifications for each garment to ensure accurate production.

Material sourcing and management - Identifying, selecting, and procuring appropriate fabrics and trims, often with a focus on cost-effectiveness and quick availability.

Sample creation and approval processes - Producing physical or 3D digital samples for client approval, allowing for quick iterations and adjustments.

Rapid production and manufacturing - Utilizing efficient manufacturing processes to produce garments in large quantities within short timeframes.

Quality control and assurance - Implementing stringent quality checks throughout the production process to maintain consistent standards.

Inventory management and distribution - Coordinating the storage, tracking, and timely delivery of finished products to retailers or distribution centers.

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Fast fashion supply chain management services value chain

Upstream

In the upstream of the value chain, the industry relies on raw materials suppliers, equipment suppliers, and technology providers. These stakeholders furnish the essential inputs, machinery, and digital tools necessary for the fast-paced production cycle characteristic of fast fashion.

Midstream

The midstream segment presents two primary operational models. In the first model, integrated fast fashion supply chain management service providers offer comprehensive solutions, encompassing design and technical services, sourcing and procurement, manufacturing and production, and quality control. The second model involves independent specialized companies focusing on specific aspects of the supply chain, such as dedicated design firms, sourcing specialists, or manufacturing facilities. Further, within the midstream segment, various contract solution models exist, including original equipment manufacturing (“OEM”), original design manufacturing (“ODM”), full-service, and joint development manufacturing (“JDM”). These models represent different levels of involvement and value addition by the service providers, ranging from basic manufacturing to full-scale design and production services.

Downstream

In the downstream of the value chain, it culminates with fast fashion retailers and end consumers. Retailers, both online and brick-and-mortar, serve as the primary channel for distributing products to consumers, who drive demand through their purchasing decisions and fashion preferences. Overall, the value chain structure highlights the interconnected nature of the fast fashion industry and the crucial role that supply chain management service providers play in bridging the gap between raw materials and end consumers.

Market size of fast fashion supply chain management services industry

The fast fashion supply chain management services market has shown robust growth and is projected to continue expanding significantly in the coming years. In 2019, the market size was valued at US$36.4 billion, and it grew to US$46.7 billion by 2023, representing a CAGR of 6.4% during this period. The historical growth from 2019 to 2023 reflects the resilience of the fast fashion industry despite challenges such as the COVID-19 pandemic, demonstrating the sector’s ability to adapt to changing consumer behaviors and market conditions.

The market is expected to reach US$52.0 billion in 2024 and then surge to US$79.7 billion by 2028, with an accelerated CAGR of 11.2% from 2024 to 2028. The forecasted growth from 2024 to 2028 suggests an even more promising outlook, likely driven by factors such as technological advancements in supply chain management, increasing demand for quick-turnaround fashion, and the expansion of fast fashion brands into emerging markets. This acceleration in growth rate indicates a heightened focus on efficient and responsive supply chain services to meet the evolving demands of the fast-paced fashion industry.

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Source: Frost & Sullivan

Value proposition of artificial intelligence (“AI”) technology in fast fashion supply chain management services industry

AI technology is revolutionizing the fast fashion supply chain management services industry by enhancing efficiency, personalization, and decision-making processes. The key applications of AI technology in the fast fashion supply chain management services industry are as follows:

●	AI algorithms analyze social media, search trends, and consumer behavior to predict upcoming fashion trends, helping brands stay ahead of the curve;

●	Machine learning models can provide personalized recommendations based on individual customer preferences and past purchases, enhancing the shopping experience;

●	AI systems optimize inventory levels by predicting demand, reducing overproduction and waste, which is crucial for sustainability;

●	AI tools can assist designers by generating new styles based on current trends and consumer feedback, streamlining the design process;

●	Augmented reality (“AR”) and AI technologies created virtual fitting rooms, allowing customers to try on clothes digitally, reducing return rates and improving satisfaction;

●	AI-driven chatbots provide 24/7 customer support, answering queries and guiding customers through their shopping journey, improving engagement and service efficiency:

●	AI analyzes historical sales data to forecast future sales, helping brands make informed decisions about production and marketing strategies; and

●	AI enhances supply chain management by predicting delays and optimizing logistics, ensuring timely delivery of products.

The value proposition of AI technology in the fast fashion supply chain management services industry lies in its ability to enhance speed, personalization, and operational efficiency while promoting sustainability. By integrating AI, brands can better meet the evolving needs of consumers and navigate the complexities of a fast-paced market, ultimately driving growth and competitiveness.

Market size of AI-enabled fast fashion supply chain management services industry

The market size for AI-enabled Fast Fashion Supply Chain Management Services has seen remarkable growth, expanding from US$5.0 billion in 2019 to US$24.4 billion in 2023, with an impressive CAGR of 48.7%. This rapid growth was driven by increased adoption of AI technologies, growing demand for efficient supply chains, rising e-commerce sales, and the need for better demand forecasting in the volatile fashion market. Looking ahead, the market is projected to continue its upward trajectory, from a forecasted US$29.9 billion in 2024, and expected to reach US$61.8 billion by 2028, with a CAGR of 19.9%. The continued growth is likely to be fueled by further AI integration across supply chain operations, increasing focus on sustainability, expansion into emerging markets, ongoing digital transformation in retail, and the need for more resilient supply chains. The continuous growth indicates a robust and expanding market, underscoring the crucial role of AI-enabled services in shaping the future of the fast fashion supply chain management industry.

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Source: Frost & Sullivan

Market drivers for fast fashion supply chain management services industry

Globalization of supply chains and consumer demand for rapid trend adoption

As fashion brands expand their reach across international markets, they face the challenge of managing complex, geographically dispersed supply networks. Simultaneously, consumers’ appetite for the latest styles has intensified, pressuring retailers to quickly translate runway trends into affordable, store-ready products. The dual force necessitates sophisticated supply chain solutions that can coordinate global sourcing, production, and distribution while dramatically reducing time-to-market. Against this backdrop, supply chain management services have become crucial in navigating this landscape, offering tools for efficient supplier management, agile manufacturing processes, and streamlined logistics across borders. These services enable fast fashion retailers to rapidly respond to global trends, balance inventory across diverse markets, and maintain the speed and flexibility required to meet ever-changing consumer preferences.

Growing demand for customization, personalization, and speed-to-market

The growing demand for customization, personalization, and speed-to-market has emerged as a significant market driver for fast fashion supply chain management services. Consumers increasingly seek unique, personalized products, while expecting rapid availability of the latest trends. The shift challenges fast fashion retailers to develop more flexible, responsive supply chains capable of handling smaller batch sizes and quicker turnarounds. Supply chain management services are crucial in meeting these needs, offering solutions for agile manufacturing, on-demand production, and efficient last-mile delivery. These services enable retailers to implement mass customization strategies, manage complex inventory for personalized options, and optimize production schedules for faster market responsiveness. By facilitating shorter product development cycles and more efficient production processes, these services are essential in reducing time-to-market while maintaining the ability to offer customized products.

Rapid growth of e-commerce

The rapid growth of e-commerce has dramatically increased fast fashion retailers’ demand for advanced supply chain management services. These services have become essential in meeting the challenges of online retail, offering solutions for speed, flexibility, and efficiency. supply chain management services provide crucial tools for shortening lead times, managing real-time inventory across multiple channels, and leveraging data analytics for trend prediction and demand planning. They enable retailers to optimize operations for the rapid product turnover and global reach required in e-commerce. As online sales continue to surge, fast fashion brands are increasingly investing in these cutting-edge supply chain solutions to stay competitive in the digital marketplace. This trend is driving significant growth in the Supply Chain Management Services sector, making it an indispensable component of modern fast fashion retail operations.

Technological advancements in supply chain operations

The integration of cutting-edge technologies such as AI, machine learning (“ML”), Internet of Things (“IoT”), and blockchain is transforming how supply chains are managed and optimized. These technologies enable more accurate demand forecasting, enhance supply chain visibility, improve traceability, and facilitate data-driven decision-making. AI and machina learning algorithms help in predicting trends and optimizing inventory, while IoT devices provide real-time tracking of goods. Blockchain technology enhances transparency and authenticity in the supply chain. Advanced analytics, robotics, and automation are speeding up processes and reducing costs. The continuous evolution of these technologies is driving fast fashion companies to invest in more sophisticated supply chain management services, creating new competitive advantages and fueling market growth.

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Market opportunities for fast fashion supply chain management services industry

Rising concerns of sustainability topics

Sustainability presents a significant market opportunity to service providers, which encompasses several key areas: sustainable material sourcing, circular economy solutions, carbon footprint reduction, waste minimization, ethical labor practices, water conservation, and eco-friendly packaging. Service providers can develop innovative solutions to help fashion brands integrate sustainable practices throughout their supply chains, from sourcing eco-friendly materials to implementing efficient recycling programs and reducing carbon emissions. There’s growing demand for traceability systems, AI-driven waste reduction strategies, and tools for measuring and reporting sustainability efforts. By offering these services, providers can help brands meet consumer demand for sustainable fashion, comply with evolving regulations, and potentially reduce costs through improved resource efficiency. This shift towards sustainability allows supply chain management services to innovate, differentiate themselves in the market, and capture a growing segment of environmentally conscious fashion brands and consumers.

AR and virtual reality (“VR”) for product development

AR and VR for Product Development presents a significant opportunity for fast fashion supply chain management services. AR and VR technology enables faster, more efficient design processes and virtual sampling, reducing the need for physical prototypes and accelerating time-to-market. By leveraging augmented and virtual reality tools, fashion brands can visualize designs, test variations, and make quick adjustments without the time and cost associated with traditional sampling methods. AR and VR also facilitates better collaboration between designers, manufacturers, and retailers, allowing for real-time feedback and modifications, leading to more accurate production planning, reduced waste, and improved alignment with consumer preferences.

Market challenges for fast fashion supply chain management services industry

Volatility in consumer demand and cost pressures

The rapidly changing nature of fashion trends, amplified by social media and influencer marketing, creates unpredictable demand patterns that are difficult to forecast accurately. The volatility necessitates highly responsive supply chains capable of quickly adjusting production and inventory levels. Simultaneously, there’s continuous inflationary pressure to keep costs low in an industry known for thin profit margins. Fast fashion retailers expect supply chain services to deliver speed and flexibility while maintaining cost-effectiveness. The need to maintain low prices for end consumers further intensifies this pressure, often leading to difficult trade-offs between speed, quality, and cost. Successfully navigating these conflicting demands requires continuous innovation in supply chain strategies and technologies.

Balancing speed and sustainability and technology integration

The industry’s core demand for rapid production and delivery often conflicts with growing consumer and regulatory pressures for sustainable and ethical practices. Supply chain services must find innovative ways to maintain the fast-paced nature of the industry while simultaneously reducing environmental impact, ensuring fair labor practices, and promoting circular economy initiatives. Besides, while technologies such as AI, IoT, VR and AR offer potential solutions for both speed and sustainability, their implementation across complex, global supply chains is often costly and logistically challenging. Service providers must navigate the delicate balance of investing in and adopting these new technologies without compromising on speed or significantly increasing costs.

Market outlook of business-to-everything (“B2X”) in fast fashion industry

The B2X model in fast fashion industry offers several key benefits that enhance brand performance and customer satisfaction. By targeting a diverse audience, including customers, businesses, and influencers, brands can significantly widen their market reach and explore multiple revenue streams. The model fosters enhanced customer engagement through personalized marketing strategies and rapid feedback loops, enabling brands to respond quickly to changing trends and preferences. Additionally, leveraging data analytics allows for greater customization of offerings, which lead to increased customer loyalty. The B2X approach also opens opportunities for sustainability initiatives, appealing to environmentally conscious customers. Overall, it positions fast fashion brands to thrive in a competitive and dynamic marketplace.

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Sustainability has become a critical focus, with consumers increasingly demanding eco-friendly practices and transparency in sourcing and production. Technology integration, such as AI and AR, enhances the shopping experience, allowing for personalized interactions and virtual try-ons. Social commerce is on the rise, as platforms like Instagram and TikTok facilitate direct sales through influencer collaborations and user-generated content. The need for data-driven decision-making enables brands to better understand consumer behavior and optimize inventory management. The shift towards omnichannel shopping experiences ensures that customers enjoy seamless interactions across online and offline platforms, while collaborative consumption trends, such as rental and resale models, challenge traditional purchasing behaviors. Together, these trends are redefining how fast fashion brands engage with a diverse audience in the B2X landscape.

Competitive landscape of the global fast fashion supply chain management services market

By 2023, the global fast fashion supply chain services market has reached a state of maturity, characterized by a highly competitive and fragmented landscape. Market players offer a comprehensive suite of services, encompassing apparel design and development, trend forecasting, raw material procurement, manufacturing and sourcing management, quality assurance, inventory management, and logistics. In the global scale, particularly countries and regions in the Asian region, such as China, Hong Kong, Singapore, Vietnam, Bangladesh, and India, have emerged as a pivotal strategic partner for international fast fashion brands. This significance is largely due to the region’s abundant resources, competitive labor costs, and sophisticated logistics infrastructure, which are instrumental in meeting the fast fashion industry’s demands for rapid delivery and mass production.

As a burgeoning technology, AI has made significant impact on the supply chain services sector, particularly in areas such as demand forecasting, inventory management, and the optimization of intelligent production and logistics. AI-enabled participants in the market can be categorized into two broad groups based on their technological evolution:

(i)	Digitally transformed end-to-end apparel supply chain management services providers: these companies typically include large multinational corporations or established local enterprises with extensive global or regional footprints. They capitalize on their robust production capabilities, brand influence, and resources integration to offer a full spectrum of services from product design to inventory management, aligning with the fast fashion sector’s requirements for expedited delivery and substantial output. However, they often require more time to adopt and integrate innovative technologies, a challenge attributed to the complexity arising from their substantial size and business diversity.

(ii)	Innovative fast fashion supply chain service platforms propelled by AI technology: such companies may offer comprehensive end-to-end solutions or specialize in specific niches, such as apparel design, raw material procurement, or garment production, often utilizing a Software as a Service (“SaaS”) or platform-based service Model. These provides enhance supply chain efficiency and transparency through advanced technological applications and data analytics, demonstrating particular expertise in rapid response and innovative customization services. However, for SMEs in this category, their growth potential may be hindered by a narrow business focus, limited funding, or insufficient brand recognition.

Overall, the AI-enabled fast fashion supply chain services market remains highly competitive and fragmented, presenting opportunities for new entrants. However, they must navigate challenges related to initial capital, brand visibility, and the complexities of managing supply chain operations, potentially seeking niche markets or strategic partnerships to bolster their competitive edge.

Market development of environmental, social and governance (“ESG”) in fast fashion industry

ESG factors are increasingly critical in the fast fashion industry, where brands face mounting pressure to operate sustainably and ethically. Brands are increasingly adopting eco-friendly materials like organic cotton, recycled polyester, and biodegradable fabrics to lessen their environmental impact. In particular, fast fashion companies are implementing strategies to minimize waste, such as recycling programs and efforts to repurpose unsold inventory. Increasing number of brands are also focusing on reducing water consumption and energy usage in their production processers to achieve greater efficiency and lower emissions. Additionally, companies are actively measuring and working to decrease their carbon emissions across the entire supply chain, from production to transportation and retail. On the other hand, ethical labor practices are a significant concern, with brands needing to ensure fair wages, safe working conditions, and respect for workers’ rights in their supply chains. Fast fashion companies are placing emphasis on community initiatives, support local economies, and engaging in social responsibility programs. As consumers become more informed about the impacts of fast fashion, brands are also responding by promoting transparency and accountability regarding their sourcing and production practices.

ESG considerations are becoming integral to the fast fashion industry’s future, influencing brand reputation, consumer loyalty, and regulatory compliance. By prioritizing environmental sustainability, ethical labor practices, and strong governance, fast fashion companies can not only mitigate risks but also capitalize on new opportunities in a market that increasingly values responsibility and transparency.

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Entry barriers

Initial set-up capital

Entering the fast fashion supply chain management market usually requires significant capital investment. New entrants need to invest in various areas, including development of automated systems for warehousing and production and advanced analytics tools for brands demand forecast, inventory levels management, and improvement in decision-making processes. Established companies typically have a well-developed network of capital flows and resources, allowing them to better navigate market fluctuations and risks. In contrast, new entrants may struggle to acquire and manage resources, particularly when competing against these established players.

Branding and reputation

In the fast fashion supply chain management industry, branding and reputation is crucial. Established brands have earned consumer trust over the years, making it difficult for new entrants to win over customers who are loyal to familiar names. A solid reputation fosters repeat purchases and customer loyalty, both of which are vital in a competitive landscape. Recognized brands enjoy brand recognition that significantly impacts buying choices. In contrast, new entrants need to invest significantly in marketing to carve out their presence in a crowded market, which can be both expensive and time intensive.

Supply chain complexity

Supply chain complexity acts as the entry barrier in the fast fashion industry, characterized by multi-tier supply chains that involve numerous suppliers and logistics providers. New entrants face challenges in navigating this intricate network, which demands rapid response times and diverse sourcing to adapt to changing consumer trends. They may find it difficult to deal with logistics coordination, quality control, and technology integration, as well as ensuring regulatory compliance across various regions. These complexities make it difficult for newcomers to establish themselves and effectively compete against established brands that have already developed efficient processes and strong supplier relationships.

Key Success Factors

Speed to market

Speed to market refers to the ability of a company to quickly develop and launch new products in response to emerging trends and consumer demands. In the fast fashion industry, where styles can change rapidly, this capability is crucial for maintaining relevance and competitive advantage. Faced with rapid product development, successful fast fashion supply chain solution providers have efficient design and production processes that allow brands to bring new styles to market quickly. This requires market players to reduce the time from design to retail to respond swiftly to changing trends. This responsiveness not only satisfies consumer demand but also sets the stage for sustained competitive advantage in a fast-paced industry.

Use of technology

Technology plays a pivotal role in enhancing efficiency, responsiveness, and adaptability in the fast fashion industry. By leveraging various technological tools and innovations, fast fashion supply chain management solutions providers can streamline operations, improve decision-making, and ultimately deliver products to market more swiftly. Advanced data analytics tools are used to analyze consumer behavior and preferences. By gathering data from social media, online sales, and market trends, companies can identify popular styles and anticipate future demands. In addition, technologies like Enterprise Resource Planning and Supply Chain Management systems integrate various functions, including procurement, inventory, and logistics. This integration enhances coordination between departments and suppliers.

Sustainability practice

Sustainability has emerged as a crucial success factor in the fast fashion supply chain, driven by increasing consumer awareness and demand for environmentally responsible practices. The market participants are shifting the focus to sustainable sourcing, ethical labor practices, waste reduction, and consumer engagement, which not only improve their environmental and social impact but also strengthen their market position. For example, market participants utilize organic cotton, recycled polyester, and other sustainable materials to reduce the environmental impact of production and ensure fair wages and safe working conditions for workers in the supply chain.

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BUSINESS

Overview

Riverstone is a vertically integrated, B2B (Business to Business) and B2C (Business to Consumer), fast fashion supply chain management service provider, combining advanced technologies and ethical practices. We represent over 15 years of experience offering our customers up-to-date, innovative, and sustainable fast fashion products as well as a full suite of artificial intelligence (“AI”) and 3D assisted services from market trend analysis, product design and development, raw material sourcing, manufacturing, quality control, inventory management and logistics management. Serving customers located in Australia, Mexico, the United Kingdom, and the U.S. markets, we are a one-stop destination for producers and retailers of fast fashion apparel products. We are committed to reducing our environmental impact through recycling, clean processes, traceable sourcing, and other eco-friendly practices and we strive for sustainable solutions to fulfil our customers’ needs throughout garment production.

Our process begins by conducting market trend analysis to identify changes in fashion trends. We discuss with customers their requirements for the upcoming season and pitch various designs having considered both emerging trends derived from our extensive historical digital database as well as our customer’s needs. We utilize technology to iterate samples which both reduces waste and allows us to speed up the overall development process. We engage a contract manufacturer to produce prototypes and once a design is finalized, we proceed to bulk production. During production, we closely monitor the production schedule and conduct quality control on the finished product before it is finally delivered to our customer.

Our Competitive Strengths

Our competitive strength and value are centered around providing one-stop and comprehensive solution to fashion retailers worldwide, including the provision of designing services, manufacturing, and supply chain solutions, with a particular focus on the use of technology and sustainable materials, that empower fashion retailers to thrive in the fast-paced fashion landscape.

We believe that the following strengths distinguish us from our competitors and have contributed to our success:

Diversified business model

We operate as both a B2B and B2C provider and currently act as an

●	Original Equipment Manufacturer (“OEM”) – providing comprehensive apparel solutions to established fashion retailers worldwide;

●	Original Design Manufacturer (“ODM”) – supporting designers in launching their own labels; and

●	Original Brand Manufacturer (“OBM”) – designing and producing apparel under our own brands such as “DOUBLE CRAZY”.

Integration of technology

We embrace technology to transform the fashion industry and integrate the latest advances to provide us with a competitive edge.

●	Artificial Intelligence (“AI”) – allows us to enhance operational efficiencies, predict fashion trends, optimize inventory management, and strengthen our supply chain practices.

●	3D Modeling – allows our design and procurement teams to speed up the sample productions process and allows for the rapid creation of 3D images and videos of the final product.

●	Digital database – our robust searchable database provides extensive production information relating to our clothing design expedites the time for sample productions while providing a resource for tracking and predicting current trends and customer preferences.

A focus on sustainability

Our founder, Chairlady and Director, Ms. Tang, has decades of experience creating sustainable apparel which we believe sets us apart and grants us unique expertise in the apparel services industry. We have a strong commitment to sustainable practices. For example, we require raw material suppliers to implement clean and ethical processes for sourcing and producing natural fibers such as merino wool and cashmere.

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Given the recent emphasis on climate change and sustainability, green brands are thriving, and more retailers are incorporating sustainable practices into their production. This is a trend that we believe will continue across the North American, Australia, UK, and European markets. As a result, demand for our services has grown and we have developed various lines of products with our customers utilizing eco-friendly materials and processes.

To oversee and drive our sustainability initiatives we a dedicated Chief Sustainability Officer who is tasked with a range of critical responsibilities including, monitoring affiliate factory suppliers and supply chain partners to ensure compliance with regional expectations and country-specific requirements, adherence to sustainable practices, implementing energy-efficient practices, such as air conditioning gates, to minimize energy consumption and reduce greenhouse gas emissions in our facilities, optimizing fabric production processes to minimize waste generated during manufacturing, and adopting more efficient cutting techniques, and recycling fabric scraps whenever possible.

Close relationships with our major customers and strategic partner

One of our key strengths is our commitment to quality, sustainability, and ethical practices which has allowed us to build lasting partnerships both with leading fashion brands such as BOOHOO, PRETTY LITTLE THING, CIDER, SHOWPO, Fashion Nova, GIRL IN MIND and Fashion Nova as well as strong, long-term relationships with a network of carefully selected regional factories. These partnerships are the result of our commitment to quality, and sustainability, and are built on a foundation of trust, shared values, and a commitment to quality and ethical practices. By working closely with our factory partners, we ensure that our production processes align with our corporate values and meet the high standards expected by our clients.

Our suppliers undergo a rigorous vetting process that evaluates their sustainability practices, labor conditions, and production capabilities. This thorough assessment ensures that we partner with factories that not only meet our quality standards but also adhere to ethical labor practices and environmental sustainability. By nurturing these relationships, we create a resilient supply chain that supports our business objectives while promoting responsible manufacturing.

The strong partnerships we have established allow D&J to quickly adapt to changes in demand. Our close collaboration with regional factories means we can respond swiftly to market fluctuations, ensuring that we meet our clients’ needs without compromising on quality or timelines. This agility minimizes risks associated with supply chain disruptions and enhances our overall operational efficiency.

Emphasis on transparency and traceability

Our commitment to full supply chain transparency by providing comprehensive information about the sourcing and production processes of our materials, empowers our customers to make informed choices about the products they purchase. We require each of our suppliers to enter into a Code of Conduct Commitment Letter to ensure their commitment that they or any subcontractors will adhere to all local laws, governmental orders and regulatory requirements and assurances that they will not use forced labor, employ minors, and provide a safe working environment. This not only enhances our reputation as a responsible fashion company but ensures regulatory compliance and demonstrates adherence to industry regulations and sustainability benchmarks.

We provide one stop apparel solution services

Our strength as a one-stop apparel solution services provider is our ability to offer our customers a simplified and comprehensive supply chain experience. Our services cover every step from initial design concepts, sourcing, manufacturing, to quality assurance, packaging, and logistics. With the design, planning, execution, control, and monitoring of supply chain activities we offer a competitive infrastructure for customers. Customers are provided with solutions along the supply chain in an efficient and cost-effective manner, so they are able to prioritize their own core competencies and business objectives.

Our management members have deep industry knowledge and proven track records

Our management members bring with them an average of over 10 years of experience in the apparel industry. Ms. Tang, our founder, Chairlady of our board of directors, and our Chief Executive Officer, has over 15 years of management, business and marketing and operating experience in the garment industry.

We believe that our cohesive corporate culture inspires innovation, motivates quality service, and encourages collaboration. The collective industry knowledge and skills of our management give us the capability to manage risks, respond timely to market trends, and capture lucrative market opportunities. We believe the in-depth industry experience, knowledge of supply chain management and established connections with customers of our management differentiate us from our competitors.

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Our Strategies

Our aim is to further strengthen our market position and continue to be a competitive apparel solution services business by pursuing the following key strategies:

Strategic Global Expansion

We recognize the critical importance of maintaining a global presence in the interconnected fashion industry. As market dynamics evolve, we are committed to pursuing a strategic global expansion strategy that positions us to capitalize on high-growth markets, diversify our revenue streams, and mitigate risks associated with economic fluctuations and geopolitical events. Our expansion strategy focuses on identifying and entering high-growth markets where demand for fashion products is rapidly increasing. By establishing a foothold in these regions, we can tap into new customer bases and enhance our overall market share. Expanding our global footprint allows us to diversify our revenue streams, reducing reliance on any single market. This diversification not only strengthens our financial stability but also provides resilience against market volatility.

By spreading our operations across various regions, we can better navigate risks associated with economic downturns or geopolitical events. A diversified approach which addresses entering new markets independently and through strategic partnerships and alliances, as well as opening regional sales offices and online stores, will help ensure that challenges in one market do not significantly impact our overall business performance.

(a)	Three-year new entry market plan supported by localized marketing efforts tailored to each region

●	Year 1: Focus on expansion into North America, Mexico and Europe through strategic partnerships and acquisitions.
●	Year 2: Expand into Asia-Pacific (APAC) and Latin America, leveraging localized marketing campaigns and partnerships.
●	Year 3: Enter the Middle East and Africa, building regional partnerships and enhancing market penetration through targeted marketing efforts.

(b)	Regional sales and online stores:

Execution plan	Year 1-2025	Year 2-2026	Year 3-2027
Market Expansion Plan	Q3, Q4: Expansion into North America, Mexico and Europe (Italy and/or UK)	Q1, Q2: Expansion into APAC Q3, Q4: Establishing presence in Latin America	Q1, Q2: Establishing presence in the Middle East and Africa
Market Entry (regional flagship)	Establish regional sales offices and online stores in North America, Mexico and Europe.	Establish regional sales offices and online stores in APAC and Latin America.	Establish regional sales offices and online stores in the Middle East and Africa.

Strengthen our design and development capabilities

We consider our ability to develop designs according to the latest fashion trends and styles crucial to our success in the industry. Our design and development team conducts market trend analysis on the latest fashion trends and works with our customers to produce custom designs. To further enhance our design and development capabilities, we intend to expand our design and development team. By strengthening our design and development capabilities, we aim to incorporate more sustainable materials into product components in our design and development stage in the future.

Integrate sustainability into product sourcing and environmental marketing

One of our goals is to integrate sustainability into every aspect of our business model. We have had success adopting innovative sustainability concepts, for instance, requiring manufacturers to use recycled materials in the production line, such as wastage from production processes. We will seek to identify opportunities to further reduce our environmental footprint, especially in areas that are in sync with the priorities of our customers. In addition, we integrate environmental marketing into consultations with customers, providing guidance and recommendations on how to meet sustainability goals. We have had success in offering eco-friendly materials and using recycled, regenerated, and traceable products that fall within customers’ budgets and specification.

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Close-to-Market Production

We recognize the importance of strategically positioning our production facilities in close proximity to our key markets. Currently, we operate a factory in China, however, as part of our growth strategy, we are planning to establish additional factories in Europe and America to better serve the respective markets in these regions.

By situating production facilities closer to our key markets, we can significantly reduce transportation costs associated with shipping products over long distances. This not only enhances our overall operational efficiency but also allows us to offer more competitive pricing to our customers.

Localizing production helps minimize the Company’s carbon footprint by reducing the emissions associated with transportation. By producing goods closer to where they are sold, we contribute to more sustainable practices within the fashion industry, aligning with our commitment to environmental responsibility.

Broaden our customer base and work together with our customers to expand our product mix and maintain customer relationships

We expect demand for our apparel services to continue to grow as retailers and consumers are increasingly conscious of ethical consumerism and environmental, social and governance (“ESG”). Our goal is to position ourselves as a leading provider of sustainable apparel solution services and be the first choice for global brands seeking to “go-green”. As our customers continue to grow, we will bring our expertise and creative vision to enhance and expand our existing product mix. We will also increase the frequency of our liaison with existing customers to better understand their needs and enhance our tailor-made apparel solution services. We will continue to broaden the range of apparel products handled by us and strengthen our design and development capabilities in different categories, so that we can tap into new markets and attract new customers.

OUR BUSINESS OPERATIONS

We are a one-stop apparel solution services provider. We offer a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management. Through D&J, our Subsidiary established in Hong Kong, we provide our apparel solution services to our customers primarily located in Australia, China, the U.S., the UK and Mexico.

We handle a wide range of apparel products which can be categorized as finished garments. Each series of apparel products handled by us is arguably unique, as they are manufactured according to our customers’ specifications.

Our current workflow:

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We generate revenues from three distinct services as we currently act as an

●	Original Equipment Manufacturer (“OEM”) – providing comprehensive apparel solutions to established fashion retailers worldwide (are responsible for 80.38% and 70.47% of revenues from the years ended March 31, 2025, and 2024, respectively);
●	Original Design Manufacturer (“ODM”) – empowering our clients to establish their own online stores and actively supporting designers in launching their own labels which eliminates intermediaries, and in turn increases their profit margins (responsible for 16.85% and 26.5% of revenues from the years ended March 31, 2025 and 2024, respectively); and
●	Original Brand Manufacturer (“OBM”) – designing and producing apparel under our own brands such as “DOUBLE CRAZY” (responsible for 2.78% and 3.03% of revenues from the years ended of March 31, 2025, and 2024, respectively).

By integrating (OEM), (ODM), and (OBM) services, we are able to maintain sufficient order volumes allowing us to negotiate favorable production costs and achieve economies of scale, making our services more attractive to clients while maintaining high-quality standards. Leveraging our AI-driven design capabilities and small-batch production methods facilitates mutual growth for both us and our clients. And allows us to quickly adapt to market demands and develop innovative products that resonate with consumers.

Embracing Technology

We embrace technology to transform the fashion industry and integrate the latest advances to provide us with a competitive edge.

Design using AI

We are at the forefront of integrating generative AI into the fashion design process. This cutting-edge technology empowers our AI designers to significantly enhance their efficiency and productivity, enabling them to create a diverse array of original fashion styles and themes in a remarkably short timeframe. Generative AI allows our designers to experiment with various fabric types, color patterns, styles, and target demographics, producing multiple design options within minutes. This rapid generation of concepts not only reduces the time spent on initial development but also frees our designers to focus on refining and personalizing their creations, ensuring that each piece resonates with its intended audience. Our experienced AI designers are able to create tailor made designs by analyzing past designs and preferences of individual fashion retailers. This allows us to offer personalized clothing recommendations and designs tailored to specific fashion retailer’s needs, increasing the retention rate and loyalty of fashion retailers.

Design Excellence and Rapid Sample Making

To support our design initiatives, D&J has made significant investments in rapid sample-making capabilities. By utilizing both 3D modeling and physical sampling techniques, we ensure quick turnaround times, allowing for faster design iteration and confirmation. This agility is crucial in a fast-paced industry where timing can make all the difference. We employ state-of-the-art design software to create detailed 3D models, providing a more accurate representation of the final product. This advanced technology minimizes errors during the prototyping phase and accelerates the time from concept to market. Our designers work closely with production teams to ensure that all designs are feasible for manufacturing, taking into account critical factors such as cost, material availability, and production techniques.

Collaboration is a cornerstone of our design philosophy. Our designers regularly engage with external artists, fashion consultants, and influencers to gather diverse perspectives that inspire new collections. This collaborative approach not only enriches our creative process but also helps us stay attuned to evolving consumer preferences.

To further foster creativity and innovation, we host design workshops and brainstorming sessions where our designers can share ideas and challenge each other. This culture of collaboration encourages out-of-the-box thinking and is essential for maintaining relevance in a competitive market.

AI-Powered trend prediction and Supply Chain

We harness the power of AI to optimize our supply chain operations and enhance overall efficiency. By adopting AI-driven demand forecasting services, we are able to use historical data, market trends, and other relevant factors to predict future demand with a high degree of accuracy. This proactive approach enables us to optimize inventory levels, reduce waste, and ensure that products are readily available when and where they are needed.

Our adoption of AI-driven demand forecasting services plays a crucial role in our supply chain management. By analyzing patterns in historical sales data and current market trends, these forecasting services provide insights that allow us to make informed decisions about inventory management. This predictive capability not only helps us maintain optimal stock levels but also minimizes the risk of overproduction or stockouts. The forecasting services considers the frequency of fashion-related keywords appearing on the internet, generating graphical representations of this data. This method allows us to analyze the popularity of different styles and designs from the past and predict upcoming fashion trends and demand.

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By leveraging AI insights, we can significantly reduce lead times associated with production and distribution. This agility enhances our responsiveness to fluctuations in market demand, allowing us to adapt quickly to changing consumer preferences. The ability to predict trends and customer preferences enables us to respond proactively to shifts in the market. This responsiveness is critical in the fast-paced fashion industry, where trends can change rapidly.

Digitalization and Collection Database

We have undertaken a comprehensive digital transformation of business processes and developed a robust, searchable database that integrates extensive production information related to our clothing designs including a wide array of production specifications, design elements, materials, and manufacturing processes from previous collections. By inputting this wealth of information, this innovative system creates a valuable resource that allows our team to rapidly conduct searches and locate relevant information using both keywords and images of target designs and serves as a reference point for current and future projects, significantly streamlining the design and production process.

The ability to reference similar designs from past collections drastically reduces the time required for sample production. Instead of starting from scratch with new production specifications, designers can draw inspiration from previous works that align with their current vision. This not only accelerates the prototyping phase but also fosters creativity by allowing designers to iterate on successful designs.

Our searchable database is invaluable when transitioning from sample to mass production. By utilizing established specifications from similar designs, we can expedite the preparation process, ensuring that production runs are efficient and cost-effective. This capability minimizes delays and reduces the risk of errors during the manufacturing phase. As new designs are created and added to the database, it becomes an ever-evolving resource that reflects current trends and consumer preferences. This continuous input allows our team to refine our design processes further and maintain a competitive edge in the fast-paced fashion industry.

Market Trend Analysis

Our goal is to keep abreast of the changes in global fashion trends and the local market response to different styles. We meet with online fashion retailers, textile manufacturers and apparel sourcing agents regularly to deepen our understanding of the market, budgets, and seasonal designs.

We maintain a comprehensive digital database encompassing a wide array of production specifications, design elements, materials, and manufacturing processes from previous collections. As new designs are created and added to the database, it becomes an ever-evolving valuable resource for current and future projects that reflects current trends and consumer preferences. This continuous input allows our team to refine our design processes further and maintain a competitive edge in the fast-paced fashion industry.

We capitalize on our market intelligence gleamed from our extensive digital database to formulate our business plan for seasons ahead. Our seasonal business plan usually involves strategic procurement of raw materials and the creation of design sketches responsive to consumer preferences for the season.

Product Design and Development

We position our in-house design teams, that have in-depth technical apparel know-how and experience in the fashion industry, within our affiliate factories to enhance our operational efficiency and responsiveness. This structure fosters close collaboration between the design team and the sampling team, enabling them to efficiently and in a time response manner produce collections to inspire customers with ideas on design, trends, materials, and techniques that fit their brand ethos or, alternatively, use a customer’s own designs to deliver products based on their budget and timeframe.

By utilizing 3D modeling technology, our design and sampling teams can significantly speed up the sample production stage. This collaborative approach allows for the rapid creation of 3D images and videos of final products, providing fashion retailers with a realistic preview of designs before they go into production. This not only enhances the decision-making process for our clients but also minimizes the time traditionally required for sample approvals.

Once a design is finalized, our integrated workflow allows it to transition directly into the production stage without delay. With all production specifications prepared in advance, we eliminate bottlenecks that often occur during the handoff from design to manufacturing. This streamlined process ensures that we can meet market demands swiftly and efficiently.

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Sustainable Raw Material Sourcing

We are deeply committed to minimizing our environmental impact and promoting sustainability throughout our operations which is evident in our use of eco-friendly materials and adherence to ethical manufacturing practices across our supply chain. We prioritize sourcing materials that are both environmentally friendly and high-quality. This includes actively seeking out eco-friendly options such as organic cotton and recycled polyester, which help reduce environmental impact without compromising on quality or style. Additionally, we partner with suppliers who share our commitment to sustainability and adhere to ethical sourcing practices. This collaborative approach ensures that our supply chain reflects our core values.

Our commitment to sustainability extends to the types of fabrics we utilize, which cover a broad spectrum from high-end to low-end options. Currently, sustainable materials comprise approximately two thirds of natural fabrics, including organic cotton and other biodegradable options, and one third of recycled fabrics. We incorporate innovative alternatives such as silk-like materials extracted from natural substances, which offer performance comparable to real silk at half the cost. After post-production treatments, these materials exhibit even better performance. Remarkably, sustainable fabrics are only 10% to 30% more expensive than ordinary fabrics, making them a viable option for a wide range of products.

We are committed to exploring diverse applications for recycled fabrics. For instance, we are planning to establish a new production line to produce dog toys made from recycled nylons, providing durable and eco-friendly options for pet products. Our sustainable approach can also extend to protective gear, such as masks made from eco-friendly materials. Furthermore, we are researching the development of products aimed at environmental cleanup efforts, including solutions for oil spill management and innovative waste management products using recycled materials.

To ensure a steady supply of sustainable fabrics, we utilize various sourcing methods. We attend industry exhibitions to discover new sustainable fabric options and conduct research through reputable online suppliers. Additionally, we leverage insights from our current clients who prioritize sustainability in their operations. Currently, we collaborate with suppliers in China who specialize in producing sustainable fabrics.

Chief Sustainability Officer

Our commitment to sustainability is evidenced by our appointment of a dedicated Chief Sustainability Officer (“CSO”) to oversee and drive the company’s sustainability initiatives. This strategic role is essential for ensuring that our commitment to sustainability is effectively implemented across all aspects of the business.

Our CSO is tasked with a range of critical responsibilities, including monitoring affiliate factory supplies to ensure compliance with regional expectations and country-specific requirements. This oversight is vital for maintaining our high standards and ensuring that our supply chain operates within the frameworks of local regulations. Additionally, the CSO plays a key role in advancing the company’s emission reduction goals.

A significant focus of the CSO’s role is to reduce our waste footprint and those of our suppliers. This includes implementing energy-efficient practices, such as air conditioning gates, to minimize energy consumption and reduce greenhouse gas emissions in our facilities. The CSO also works on optimizing fabric production processes to minimize waste generated during manufacturing, adopting more efficient cutting techniques, and recycling fabric scraps whenever possible.

Furthermore, the CSO conducts thorough due diligence on our supply chain partners to ensure that they adhere to sustainable practices and contribute positively to our environmental goals. This includes ensuring that any chemicals used in production are compliant with environmental regulations and are handled responsibly to minimize their impact on both human health and the environment.

Transparency and Traceability

We firmly believe in the importance of full supply chain transparency and provide comprehensive information about the sourcing and production processes of our materials, thus empowering our customers to make informed choices about the products they purchase. This commitment to sustainability and transparency not only strengthens brand loyalty but also enhances our reputation as a responsible fashion company.

By implementing robust systems to track the journey of materials from their sources, we build consumer trust in our brand. Our transparent practices ensure that customers can see how their products are made and understand the ethical considerations behind them. This level of openness is crucial in today’s market, where consumers increasingly seek out brands that align with their values.

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In addition to fostering trust with consumers, our commitment to traceability ensures compliance with regulatory standards. By maintaining detailed records of our sourcing and production processes, we can demonstrate adherence to industry regulations and sustainability benchmarks. This proactive approach not only mitigates risks associated with non-compliance but also reinforces our dedication to ethical practices throughout our supply chain. This is particularly relevant with respect to the Uyghur Forced Labor Prevention Act (the “UFLPA”) which prohibits on the importation of goods into the United States manufactured wholly or in part with forced labor in the PRC, especially from the Xinjiang Uyghur Autonomous Region (“Xinjiang”). It establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang are not entitled to entry to the U.S. and requires the importer of record to comply with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor.

While our manufacturing facilities are located in the PRC, they are not located in Xinjiang, are staffed by our own employees or third-party contract employees whom we have vetted, and no raw materials being sourced from Xinjiang. We are confident that our supply chain management system will rebut the presumption that our products are tainted with forced or prison labor and therefore we do not anticipate any material or adverse effect our business operations, financial position, and results of operations.

Production, Management and Quality Control

Production

Our apparel products (including sample products and finished goods) are produced by our Subsidiary, D&J Ganzhou, or by contract manufacturers.

D&J Garment (Ganzhou) Co., Ltd.

Located in Ganzhou, Jiangxi, the PRC, our leased manufacturing facility covers 14,000+ square meters encompassing integrated design, sample and finished product productions. Employing over 90 personnel, inclusive of those in its Guangzhou branch office, and is capable of producing over 600,000 garments per month.

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Production Management

As part of our apparel solution services, we are responsible for the overall production management, monitoring of production schedule, evaluation of manufacturing services and conducting quality control on finished goods. During the production process, we regularly communicate with manufacturers and check their production schedule to ensure that they are able to deliver the finished goods on time. We also perform on-site quality inspections regularly on raw materials, semi-finished products, and finished products for quality control purposes.

Quality Control

Quality control is integral to our operations, and we have stringent quality control procedures throughout the supply chain. We conduct regular on-site inspections at various stages, including assessments of raw materials, semi-finished items, and final products. Our quality control standards are uniformly applied across all client projects, guaranteeing that each product meets our high expectations. Should any defects arise during inspections, we require suppliers to address and rectify these issues promptly to maintain our commitment to quality.

Our quality control workflow is both comprehensive and methodical. It includes checks on material quality, machinery performance, and inspections at different production phases. By embracing digital technology, we utilize data analytics to pinpoint potential problems early in the production cycle. This proactive strategy enables us to tackle issues before they escalate, enhancing efficiency and minimizing disruptions.

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We set ambitious goals for our quality control efforts, aiming for a product acceptance rate of 97% through the application of AQL2.5 and AQL4.0 across our products. The acceptable quality level or limit (AQL) is a crucial measure in quality control. It applies to products and is defined in ISO 2859-1 as the maximum number of defective items that can be considered acceptable during random sampling inspections of a production batch. Defined in ISO 2859-1 as the “worst tolerable” quality level, AQL helps manufacturers and buyers agree on acceptable defect levels for products. AQL is typically expressed as a percentage or ratio, reflecting the number of defects compared to the total quantity produced. Most of our products achieve or surpass this benchmark, underscoring our dedication to delivering high-quality apparel that aligns with client expectations. Continuous monitoring and evaluation of our processes ensure that we consistently uphold these standards.

Aligned with our sustainability initiatives, we actively explore innovative materials and processes that can help reduce the environmental impact of our production. Our focus includes minimizing carbon emissions, lowering water usage, and curbing waste pollution throughout the supply chain. By integrating sustainable practices into our quality control operations, we contribute positively to the fashion industry while enhancing overall production efficiency.

Logistics Management

Our logistics management services cover every movement of inventory in our customers’ supply chain. We rely on third-party service providers or our contract manufacturer for transportation services to the port of destination or our customers warehouse and keep track of the process to monitor the whereabouts of the inventory to ensure it is delivered within the timeline specified by the customer.

Recently there have been shipping disruptions in the Red Sea and surrounding waterways due to attacks on marine vessels by the Houthi movement which controls part of Yemen. These disruptions may impact our ability to distribute our products to our customers in a cost-effective and timely manner and to meet our customers’ demands, all of which could have an adverse effect on financial condition and results of operations.

ORIGINAL BRANDED APPAREL PRODUCTS

We also operate as an Original Brand Manufacturer (OBM) by producing our own brand, “DOUBLE CRAZY”, a line of apparel consisting of tops, bottoms, hoodies, and jeans. This strategic move is designed to expand our business and enhance profit margins while allowing us to capture a more significant share of the retail market. Our retail operations in the United States are conducted through WeDress U.S., our subsidiary established in the U.S.

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The introduction of the “DOUBLE CRAZY” brand provides us with direct access to retail customers. which enables us to engage more closely with consumers, gaining valuable insights into their preferences and shopping behaviors. By understanding our customers better, we can tailor our product offerings and marketing strategies to meet their needs effectively.

Producing the “DOUBLE CRAZY” line of apparel offers several key advantages: (i) it diversifies our revenue streams, reducing dependence on third-party retailers and enhancing overall financial stability; (ii), owning our brand allows for greater control over pricing and inventory management, enabling us to respond swiftly to market trends and consumer demand; and (iii) promoting “DOUBLE CRAZY” helps build brand loyalty and fosters a community around our products, leading to long-term customer relationships.

The establishment of “DOUBLE CRAZY” represents a significant step in our growth strategy. By producing our own brand alongside our partnerships with fashion retailers, we not only increase profit margins but also gain direct access to retail customers. This initiative positions us for continued success in the competitive fashion industry

CUSTOMERS

Our customers mainly include brand owners, apparel sourcing agents and online fashion retailers, primarily located in North America and Europe.

Our client portfolio is diverse, with key clients contributing significantly to our business. PRETTY LITTLE THING accounts for 13% of our clientele, followed by SHOWPO at 11%, CIDER at 10%, GIRL IN MIND also at 10%, BOOHOO at 8% and Fashion Nova also at 8%. This distribution reflects our ability to cater to a wide range of businesses while building strong relationships with each partner.

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Our goal is to work collaboratively with our customers on a long-term basis to create and expand our product offering and position ourselves as a vital partner in the development process. We will continue to strengthen our design and development capabilities and expand our product and service offerings to our customers for every new season. We will also aim to diversify our customer base and revenue source, by expanding both online and offline retail sales of the DOUBLE CRAZY line of apparel.

PRETTY LITTLE THING

SHOWPO

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CIDER

Fashion Nova

SUPPLIERS

We rely on the following six suppliers to meet our production needs. Among these, two are related party while the other four are independent third parties based in Mainland China and Hong Kong. These suppliers are responsible for manufacturing our apparel products and arranging delivery to our customers. This arrangement has been in place during the years ended March 31, 2025, and 2024.

●	Zhuoya Supply Chain (Guangzhou) Co., Ltd. (Top four for year ended March 31, 2025, and 2024)

○	Relationship: The sister of Ms. Tang, our CEO, holds a 90% equity interest
○	Term: October 31, 2021, to October 31, 2031
○	Services:
○	Termination: Upon expiration of mutual agreement or unilateral by one party upon breach of contract

●	Jiangmen Guanxiong Knitting Co., Ltd (Top four for year ended March 31, 2024)

○	Relationship: Entity in which the sister of Tang Siu Wan holds a 40% equity interest
○	Term:
○	Services
○	Termination: Upon expiration of mutual agreement or unilateral by one party upon breach of contract

●	Guangzhou Weixin Garment Co., Ltd (Top four for year ended March 31, 2025, and 2024)

○	Relationship: Independent
○	Term: November 20, 2020, to November 20, 2030
○	Services:
○	Termination: Upon expiration of mutual agreement or unilateral by one party upon breach of contract

●	Wonder Fashion & Technology Co Ltd (Top four for year ended March 31, 2024)

○	Relationship: Independent
○	Term: May 10, 2021, To May 10, 2026
○	Services:
○	Termination: Upon expiration of mutual agreement or unilateral by one party upon breach of contract

●	Enlighten Garment Co., Ltd. (Top four for year ended March 31, 2025)

○	Relationship: Independent
○	Term: November 20, 2020 To November 20, 2030
○	Services:
○	Termination: Upon expiration of mutual agreement or unilateral by one party upon breach of contract

●	Suzhou Xinjing Garment Technology Co., Ltd. (Top four for year ended March 31, 2025)

○	Relationship: Independent

○	Term:

○	Services:

○	Termination: Upon expiration of mutual agreement or unilateral by one party upon breach of contract

We carefully selected these suppliers based on a pre-defined set of criteria that includes size, quality, reputation, pricing, and on-time delivery records. This rigorous selection process ensures that we partner with suppliers who can consistently meet our standards and support our operational goals.

For the years March 31, 2025 and 2024, our top four principal suppliers accounted for substantial portions of our total purchases, with contributions of 79% and 94%, respectively. One of our suppliers is dedicated solely to the production for one of our clients, CIDER.

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This significant reliance on a limited number of suppliers is a common practice within the apparel supply chain industry. Such a model allows companies to streamline operations and foster strong relationships with key partners, ultimately enhancing efficiency and product quality. By focusing on a select few suppliers, we can ensure consistency in our supply chain while benefiting from their specialized capabilities.

We believe that establishing and maintaining long-term strategic partnerships with strong suppliers—those with proven capabilities across a range of product categories—enhances our product offerings and strengthens our competitive position in the market. Accordingly, we have entered into long-term strategic agreements with some selected suppliers, we find that this approach aligns with industry norms and provides us with the flexibility needed to adapt to changing market conditions.

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PRICING STRATEGY

We typically adopt a cost-plus pricing strategy for our apparel services. This approach ensures that our pricing reflects the various factors influencing production costs while maintaining competitiveness in the market.

Our pricing decisions are determined by several key factors. The nature of raw materials used plays a significant role, as different types and qualities can substantially affect overall production costs. Additionally, the complexity of design is a critical consideration; more intricate designs require additional resources and time, which are factored into the final price.

We also take into account quotations from third-party suppliers, including costs related to raw materials, contract manufacturing services, and transportation. The volume of orders is another important factor; larger orders may benefit from economies of scale, potentially leading to lower per-unit costs. Timing requirements are considered as well; urgent orders that necessitate expedited processing may incur higher costs due to increased labor and logistics demands.

Furthermore, we analyze the retail prices of similar apparel products in the market to ensure our pricing remains competitive. Our strategy also reflects typical profit margins within the industry, allowing us to achieve sustainability and profitability.

By considering these elements in our cost-plus pricing strategy, D&J aims to offer competitive pricing while ensuring that we cover our costs and achieve desired profit margins. This comprehensive approach allows us to adapt effectively to market conditions and client needs, positioning us for continued success in the apparel industry.

PRODUCT RETURN

Sales of private-labelled apparel products

We do not have a product return or warranty policy for our finished garments. Customers have the right to inspect the finished goods before delivery for defects and deviation from specifications. We do not assume the risk of damages or losses after the finished goods are delivered to the place designated by our customers. To maintain long-term business relationship with our customers, we follow up after completion of a given project to solicit feedback.

Retail sales of own-branded apparel products

For sales of our DOUBLE CRAZY products through our digital channels, we provide a 28-day return window to our customer for unworn apparel, and a credit note to the value of the items for up to 35 days.

For the years ended March 31, 2025, and 2024, we are not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

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MARKETING

We implement a number of marketing and promotion measures to source new customers. Our new customers are primarily referrals from our existing customers which, in our view, is a reflection of their satisfaction with our services. We also utilize our business network for introductions to new partners and customers. Our strategy is to fully understand our customers product and services requirements and work together to achieve their needs in a cost-effective way. Our marketing activities also involve creating seasonal sales tools to demonstrate our capabilities, as well as inspire our customers with trend infographics and an in-house collection demonstrating our technical ability and designs. We use these during face-to-face meetings, to allow our customer to understand our latest design collections and significantly enhance customer experience with us.

Our marketing strategy encompasses a mix of digital and traditional channels:

Digital Marketing

We actively engage with environmentally conscious consumers through targeted digital marketing campaigns. Our approach utilizes data-driven strategies to identify and reach audiences who prioritize sustainability in their purchasing decisions. This alignment with consumer values is crucial in today’s market, where ethical consumption is increasingly important. These campaigns leverage the power of social media, strategic influencer partnerships, and compelling content marketing initiatives.

Strategic influencer partnerships play a vital role in our digital marketing strategy. We work closely with influencers who genuinely align with our core brand values, ensuring that their endorsements resonate with their audiences. This authenticity enhances trust and credibility.

Compelling content marketing initiatives are central to our digital strategy. We focus on producing articles, videos, and infographics that educate consumers about sustainable fashion practices and the importance of eco-friendly materials. Positioning ourselves as a thought leaders, we are able to engage with consumers while also promote our brand.

E-commerce

We are committed to expanding our online presence and accessibility which includes optimizing our website for an enhanced user experience and forging strategic partnerships with established online retailers. We collaborate with recognized e-commerce platforms, which increases our brand exposure and credibility among consumers who prefer shopping on familiar sites. By tapping into the existing customer bases of these retailers, we can reach new audiences and expand our market presence more rapidly. Partnerships often provide valuable data insights that help us understand consumer behavior and preferences, allowing us to refine its marketing strategies.

Retail Partnerships

We collaborate with key retail partners to showcase its sustainable collections to a wider audience, expanding our market reach and brand visibility. Retail partnerships enable us to showcase products in high-traffic locations, significantly enhancing brand visibility among potential customers.

Events and Trade Shows

We actively participate in prominent industry events and trade shows. These events provide a valuable platform to highlight our latest innovations, underscore our commitment to sustainability, and connect with key stakeholders.

SEASONALITY

The apparel market is characterized by seasonality, with dynamic shifts in trends and consumer preferences that vary throughout the year. Typically, apparel sales peak from August to December, driven by climatic factors and numerous online sales events that occur during this period. For the years ended March 31, 2025, and 2024, the aggregate sales generated during these months accounted for approximately 46% and 42% of our total revenue, respectively.

COMPETITION

The industry in which we operate is large, fragmented and highly competitive. We face fierce competition among service providers in terms of the product design, price, quality control and delivery of products. Our competitors include other apparel service providers and one-stop garment manufacturers who also provides apparel solutions services to customers in Australia and North and South America.

While the market is fragmented, many of our direct competitors operate at a larger scale and have substantially greater resources than us. Access to offshore manufacturing and the growth of e-commerce have made it easier for new companies to enter the markets in which we compete, further increasing competition in the already competitive apparel industry.

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Despite the intense competition, we believe our provision of integrated supply chain solutions and value-added services places us in a strong position. Our focus on sustainable practices, innovative materials and products, and collaborative partnerships with core customers allows us to successfully compete in the industry.

INTELLECTUAL PROPERTY

Through D&J Ganzhou and Rocksolid, our Subsidiaries, we own and maintain the following registered trademarks, patents, and some of our major domains:

Trademarks

	Trademark	Place of Registration	Registration No.	Class	Date of Expiry
1.	DOUBLE CRAZY	The PRC	12811021	25	27 October 2034
2.	DOUBLE CRAZY	Australia	1804511	25	24 October 2026
3.	Da Jade	Australia	1860402	25	20 July 2027
4.	AmDiva	Australia	1860403	25	20 July 2027
5.	Luxewave	Australia	1860404	25	20 July 2027
6.	DOUBLE CRAZY	The United States of America	6401167	25	Subject to renewal in accordance with applicable law

Patents

	Title	Type	Place of Registration	Registration No.	Date of Expiry
1.	An automated surface cleaning device for clothing cleaning (一种自动化服装清洗用表面清洁装置)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845523.7	20 May 2030

2.	An automated sewing machine for clothing production (一种自动化服装生产缝纫机)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845546.8	20 May 2030

3.	An intelligent clothing inventory counter with cloud computing (一种具有云计算智能服装仓储计数器)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845584.3	20 May 2030

4.	An intelligent automated fabric cutting machine (一种智能化自动控制服装裁车)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845585.8	20 May 2030

5.	A self-service ordering device based on big data clothing sample display (一种基于大数据服装样品展示自助下单设备)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845604.7	20 May 2030

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6.	An intelligent automated assembly line workbench for clothing production (一种智能衣物生产自动流水工作台)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845825.4	20 May 2030

7.	An intelligent multifunctional workbench for clothing design (一种智能化服装设计用多功能工作台)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845843.2	20 May 2030

8.	An intelligent cutting device for clothing production (一种智能化服装生产用裁剪装置)	Utility Patent	The People’s Republic of China	ZL 2020 2 0845844.7	20 May 2030

9.	A device for producing and transporting garments (一种衣服生产运输装置)	Utility Patent	The People’s Republic of China	ZL 2024 2 1994105.9	14 February 2035

10.	A dress hanger (一种连衣裙衣服架)	Utility Patent	The People’s Republic of China	ZL 2024 2 2153892.0	25 April 2035

11.	A precise and fast pattern making system and method for mass production of clothing design (一种服装设计批量化生产用精准快速打版系统及方法)	Utility Patent	The People’s Republic of China	ZL 2021 1 1449237.4	1 December 2041

Domain Names

	Internet Domain Name	Date of Expiry
1.	doublecrazy.com	21 Aug 2028
2.	dnj99.net	5 May 2026
3.	dnj99.com	5 May 2026
4.	dnjfashion.com	16 May 2027
5.	dnjgarment.com	16 May 2027
6.	dnjsourcing.com	24 Jul 2026
7.	doublecrazy.shop	15 Oct 2026
8.	doublecrazy.store	15 Oct 2026
9.	doublecrazy.net	15 Oct 2026
10.	doublecrazy.link	15 Oct 2026
11.	wedress.group	29 Dec 2026
12.	wedress.co	29 Dec 2026
13.	senyaolvmu.com	21 Feb 2027
14.	dnjfashion.store	24 May 2026
15.	dnjfashion.shop	13 Jun 2026
16.	dnjfashion.net	18 Jun 2028
17.	wedress.shop	20 Jun 2026
18.	luxewave.net	29 Jul 2026
19.	luxewavewholesale.com	29 Jul 2028
20.	luxewave.top	29 Jul 2030
21.	luxewave.vip	29 Jul 2026
22.	luxewave.cc	29 Jul 2028
23.	luxewave.group	29 Jul 2028
24.	doublecrazy.online	10 Jan 2026
25.	doublecrazy.top	10 Jan 2026
26.	doublecrazy.cc	10 Jan 2026
27.	riverstone.top	15 Jan 2026
28.	doublecrazy.xyz	20 Jan 2026
29.	doublecrazyshop.com	21 Jan 2026

Our trademarks serve to protect our brand and distinguish our products in the marketplace, while our patents safeguard our innovative designs and technologies, providing us with a competitive edge. Additionally, the domain names we own are crucial for our online presence, allowing us to effectively engage with customers and enhance our digital footprint.

We have licensed six (6) trademarks and nine (9) patents to one of our suppliers. Under the licensing agreement, the supplier pays us a monthly royalty that amounts to 18% of the revenue generated from the sale of products by the licensee using the brand names of the Group’s trademarks on third-party online platforms or any offline sales channels, which provides us with a steady revenue stream.

INSURANCE

We are confident that our insurance coverage effectively addresses the risks associated with our operations, taking into account the size and nature of our business. Our insurance portfolio includes essential protections such as short-term export trade credit insurance, pension insurance, medical insurance, unemployment insurance, industrial injury insurance and maternity insurance.

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We believe that this coverage is in line with industry standards, providing us with the necessary safeguards to operate smoothly. To ensure that our policies remain comprehensive and adequate, we regularly review our insurance coverage. This ongoing evaluation allows us to assess the scope of our protection and make necessary adjustments to meet any emerging risks or changes in our operational environment.

FACILITIES

We do not own any real property but lease the following properties:

Lessee	Location	Tenure	Approximate Gross Floor Area (sq m)	Lessor	Usage by our Group
D&J Garment (Ganzhou) Co., Ltd.	Tianmeng Industrial Park, Zhishan Road, Shang’ou Industrial Zone, Gongjiang Town, Yudu County, Ganzhou City, Jiangxi Province, PRC	1 December 2023 to 30 November 2033	13279.25	Yudu County Yuying Asset Management Co., Ltd.	Used for the Production and office of D&J Ganzhou
D&J Garment (Ganzhou) Co., Ltd.	Tianmeng Industrial Park, Zhishan Road, Shang’ou Industrial Zone, Gongjiang Town, Yudu County, Ganzhou City, Jiangxi Province, PRC	1 December 2023 to 30 November 2033	2092.96	Yudu County Yuying Asset Management Co., Ltd.	Used for the staff quarters of D&J Ganzhou
D&J Garment (Ganzhou) Co., Ltd.	1st to 5th floors, self-composed, No. 6 Industrial Building, No. 895, Yanyuan Avenue, Shiji Town, Panyu District, Guangzhou, PRC	1 November 2024 to 31 October 2034	3755	Huayao (Guangzhou) Enterprise Management Co., Ltd.	Used for the office of D&J Ganzhou - Guangzhou Branch
WeDress Inc.	127 East 9th Street,#1006, Los Angeles, California 90015, USA	March 1, 2025, to February 28, 2027	130	Ben Eisenberg Properties-New Mart Bldg., Inc.	Used for the office of WeDress U.S.
D & J Industries (Hong Kong) Company Limited	Room 4, 23/F, Saxon Tower, 7 Cheung Shun Street, Lai Chi Kok, Kln, Hong Kong	16 November 2023 to 15 November 2025	103	ULTIMATE TREASURE LIMITED	Used for the office of D&J
Tang Siu Wan	Francisco Moreno 37, 3rd floor, Vallejo Poniente, Mexico City, Mexico	15 August 2024 to 14 August 2025	462	JULIA MARTINA HERNANDEZ LOPEZ	Used for the commercial warehouse of WeDress Mexico
WeDress Pty Ltd	Level 1, 5 George Street North Strathfield, NSW 2137, Australia	Rolling month to month	Co-working space	WOTSO North Strathfield	Used for the office of WeDress Pty Ltd

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

As of August 31, 2025, excluding the three Independent Non-Executive Directors, we employed a total number of 140 full-time employees, 4 of whom are based in Hong Kong and 128 of whom are based in the PRC. Our employees are employed in the areas of human resources and administration, management, AI engineering, accounting, sales, product design and development, sourcing, and logistics, as well as quality control. The remuneration package offered to our employees generally includes basic salary, bonuses and cash allowances or subsidies. We have not experienced material labor disputes or major violations of laws and regulations in regard to the social insurance premiums and housing provident funds in the past.

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Employees

The following table sets forth a breakdown of our employees by functions and geographical locations as of August 31, 2025:

	Hong Kong	China	Australia	Mexico	UK	U.S.	Total
Management	5 (including 2 INED nominees)	1	1		(1 INED nominee)		8 (including 3 INED nominees)
Finance		6					6
AI & IT		3					3
Human Resources		6					6
Design	1	26					27
Sales and Marketing		19	2	1		1	23
Production		67					67
Total	6	128	3	1	1	1	140

LEGAL PROCEEDINGS

As of the date of this prospectus, we and our Subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our or our Subsidiaries’ business, financial condition or operations.

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Other than the civil proceeding mentioned above, we are not involved in any litigation, arbitration or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect of applicable laws and regulations.

REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Subsidiaries’ business and operations in Hong Kong and the PRC. Information contained in this section should not be construed as a comprehensive summary nor a detailed analysis of laws and regulations applicable to the business and operations of our Subsidiaries. This overview is provided as general information only and is not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Hong Kong and the PRC on our business and operations.

PRC Laws and Regulations

A summary of the laws and regulations which are material to our Subsidiaries’ operations in the fast fashion supply chain management services industry in the PRC are as follows: Laws and Regulations Relating to Foreign Investment The establishment, operation, and management of corporate entities in the PRC are governed by the Company Law of the PRC (the “PRC Company Law”). The PRC Company Law generally governs two types of companies: limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company and a joint stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall apply.

Laws and Regulations Relating to Foreign Investment

The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation, and labor matters of our Subsidiaries in the PRC are regulated by the Foreign-invested Enterprise Law of the PRC (the “FIE Law”) and the Regulations for the Implementation of the Foreign-invested Enterprise Law of the PRC. Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”). The Negative List contains specific provisions guiding market access of foreign capital, stipulating in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign investment. Any industry not listed in the Negative List is a permitted industry.

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Laws and Regulations Relating to Labor

Protection Labor Contract. Pursuant to the Labor Law of the PRC, employers should enter into labor contracts with their employees. Wages are to be paid according to the level of performance, and the policy of equal pay for equal work. Lowest wage protection and special labor protection for female workers and juvenile workers shall be implemented. Employers are also required to pay for their employees’ social insurance premiums and housing provident funds. These payments are made to local administrative authorities, and an employer who fails to contribute may be fined and be ordered to make up for the outstanding contributions.

The Labor Contract Law of the PRC and the Implementation Rule of the Labor Contract Law of the PRC set out specific provisions in relation to the execution, terms and the termination of an employment contract and the rights and obligations of the employees and employers. At the time of hiring, an employer shall truthfully inform the employee as to the scope of work, working conditions, working place, occupational hazards, work safety, salary, and other matters about which the employee requests to be informed about.

Social Insurance

Employers in the PRC are required to contribute, on behalf of their employees, to a number of social insurance funds, including funds for basic pension insurance, for unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution shall order it to make the payment or make up the difference within the stipulated time period and impose a daily fine equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If the payment is not made within the stipulated period, the relevant administration department shall impose a fine ranging from one to three times of the overdue payment.

The various laws and regulations that govern employers’ obligation to contribute to the social security funds include the Social Insurance Laws of the PRC, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, the Decision of the State Council on Establishing a Unified System of the Basic Pension Insurance for Enterprise Employees, the Circular on Relevant Issues concerning the Improvement of the Basic Pension Insurance Policy for Urban Employees, the Regulation on Work-related Injury Insurance, the Regulation on Unemployment Insurance, the Decision of the State Council on Establishing the Basic Medical Insurance System for Urban Employees, the Circular on the Issuance of Provisions on the Administration of Basic Medical Insurance for Urban Employees, and the Trial Measures on Maternity Insurance for Enterprise Employees.

Laws and Regulations Relating to Intellectual Property Rights

Pursuant to the Trademark Law of the PRC (the “Trademark Law”), the right to exclusive use of a registered trademark shall be limited to trademarks which have been registered and to goods for which the use of trademark has been permitted. The period of validity of a registered trademark shall be ten years, counted from the day the registration is made. According to the Trademark Law, (i) using a trademark that is identical to a registered trademark on the same goods without the authorization of the owner of the registered trademark; (ii) using a trademark that is similar to a registered trademark on the same goods or (iii) using a trademark that is identical with or similar to a registered trademark on similar goods without the authorization of the owner of the registered trademark, which is likely to cause confusion, shall be deemed to constitute an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Laws and Regulations Relating to Foreign Exchange

Foreign Currency Exchange. The principal regulation governing foreign currency exchange in the PRC is the Regulation of the PRC for the Control of Foreign Exchange (the “Foreign Exchange Regulation”). Under the regulation, RMB are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but are not freely convertible for capital expenditure, such as direct investment, loans, or investments in securities, outside the PRC unless the approval of the State Administration of Foreign Exchange (the “SAFE”) or its local counterpart is obtained in advance.

According to the Notice on Further Improving and Adjusting Management Policies on Foreign Exchange of Direct Investment, in relation to direct foreign investments in the PRC, foreign investors are no longer required to obtain approval from the SAFE to re-invest in the PRC by using income legally generated from the PRC. No approval from the SAFE is required for opening the foreign exchange accounts, payment into certain accounts, settlement of the foreign exchange and for the purchase and external payment of foreign exchange. Also, the transfer of foreign exchange in the PRC under a direct investment account is no longer subject to approval by the SAFE. In addition, the foreign-invested enterprises are permitted to remit funds to their offshore parent companies.

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According to the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, verification, and approval of foreign exchange registration under domestic direct investment is abolished. The banks shall, in accordance with relevant guidance, directly examine and handle foreign exchange registration under domestic direct investment. Relevant entities may, at their discretion, choose the banks in their respective places of registration to go through foreign exchange registration of direct investment, and may handle subsequent formalities for opening relevant accounts, fund exchange and other services (including the outflow or inflow of profits and dividends) under direct investment only after foreign exchange registration of direct investment is completed.

Dividend Distribution

The principal laws and regulations governing dividend distribution of foreign holding companies include the PRC Company Law, and its implementation rules. Under these laws and regulations, enterprises in the PRC may pay dividends only out of their after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, enterprises in the PRC must allocate at least 10% of their accumulated profits after tax each year, if any, to fund certain reserve funds unless these accumulated reserves have reached 50% of their registered capital. These reserves are not distributable as cash dividends.

Laws and Regulations Relating to Taxation in the PRC

Enterprise Income Tax. Pursuant to the Enterprise Income Tax Law of the PRC (the “EIT Law”), the income tax rate for both resident enterprises and foreign-invested enterprises is 25% commencing from January 1, 2008 (with certain exceptions for qualified foreign-invested enterprises). In order to clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the Enterprise Income Tax Law of the PRC (the “EIT Implementation Rules”). Pursuant to the EIT Law and the EIT Implementation Rules, non-resident enterprises which have not established agencies or offices in the PRC, or which have established agencies or offices in the PRC but whose income has no association with such agencies or offices, shall pay enterprise income tax on their income earned from inside the PRC, and such income of nonresident enterprises for which the payer thereof shall be the withholding agent, shall be taxed at the reduced rate of 10% and shall be withheld at the source.

Withholding income tax and international tax treaties. Pursuant to the EIT Law and the EIT Law Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in PRC to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of registration and incorporation has entered into a tax agreement with PRC which provides a different withholding tax arrangement.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion, the applicable withholding income tax rate for any dividends declared by a Chinese company is 5% for a shareholder being a Hong Kong resident holding at least 25% interest in its registered capital, or 10% for a shareholder being a Hong Kong resident holding less than 25% interest in its registered capital.

According to the Administrative Measures for Convention Treatment for Non-resident Taxpayers, any non-resident taxpayer meeting conditions for enjoying the convention treatment may be entitled to the convention treatment when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. The term “non-resident taxpayers” refers to the taxpayers other than the PRC tax residents under the Provisions of domestic tax laws or conventions on the avoidance of double taxation signed by the government of the People’s Republic of China with foreign countries (including the tax arrangements signed with Hong Kong and Macau (hereinafter collectively referred to as the “Tax Conventions”) (including non-resident enterprises and non-resident individuals). The convention treatment means the deduction of or exemption from the enterprise income tax or individual income tax obligations required by the provisions of PRC tax laws, under the tax conventions or tax clauses of conventions on aviation, sea transportation, and automobile transportation, as well as the agreements or exchanges of letters on the mutual-exemption from tax on income from international transportation, signed by the People’s Republic of China with foreign countries, including the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion.

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According to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, when the withholding agent enters into a business contract with a non-resident enterprise in relation to income derived from or accruing in the PRC, where the non-resident enterprise has no office or premises established in the PRC or the income derived or accrued has no de facto relationship with the office or premises established, if the contract stipulates that the withholding agent shall bear the tax payable amount, the tax-exclusive income amount derived by the non-resident enterprise shall be converted to a tax-inclusive income amount and the tax withheld shall be turned over. Where the income subject to withholding at source derived by a non-resident enterprise is equity investment income such as dividends and bonuses, the date of occurrence of withholding obligation for the relevant tax payable amount shall be the date of actual payment of equity investment income such as dividends and bonuses.

Hong Kong Laws and Regulations

Hong Kong Regulations Related to Services Providers

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

As of the date of this prospectus, D&J, Marvel and Ka Yee hold valid business registration certificates.

Regulations related to employment and labor protection.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

As of the date of this prospectus, D&J, Marvel and Ka Yee have complied with the provisions under the EO.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

As of the date of this prospectus, employee compensation insurance has been obtained for all employees of D&J, Marvel and Ka Yee.

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Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment.

As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

As of the date of this prospectus D&J, Marvel and Ka Yee are in compliance with the provisions of the PDPO.

BVI Data Protection Laws

Data Protection Act, 2021 of the BVI

We have certain data protection duties under the BVI Data Protection Act, 2021 (the “DPA”).

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment you will be required to provide us with certain personal information which constitutes personal data within the meaning of the DPA.

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Investor Data

We will collect, process, use, disclose, retain, and secure personal data only to the extent necessary and for lawful purposes to the extent legitimately required to conduct our activities of on an ongoing basis, in order to protect the vital interests of shareholders, as data subjects, for the administration of justice or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals, and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory, tax and governmental authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the BVI or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the BVI shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

You have the right to request access to, and correction of, your personal data which we hold which can be exercised by contacting the Company as set out below.

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Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.dnjfashion.com or through phone number +852-2342 3101.

MANAGEMENT

Our Board of Directors is the primary decision-making body of our Company, setting fundamental business strategies and policies for the management and operation of our Subsidiaries’ business and monitoring their implementation.

Our Board of Directors currently consists of five directors, comprising two Directors and three independent non-executive Directors. The following table sets forth the names, ages, and titles of our directors, executive officers, and senior management/key personnel:

Name	Age	Title

Executive Officers and Directors:

Tang Siu Wan (Wendy)	57	Chairlady, Director, and Chief Executive Officer
Wong Kang Bor Alex	52	Chief Financial Officer
Wong Wai Hei (David) James Reginald Hart	30 59	Executive Director Chief Sustainability Officer

Independent Non-executive Directors:

Chu On Shing Jeffrey	48	Independent Non-executive Director
Lau Chun Pong (Wilson)	52	Independent Non-executive Director
Wong Man Hung Patrick	69	Independent Non-executive Director

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers and Directors:

Tang Siu Wan (Wendy), has served as our Chairlady of the board of directors, a Director, and Chief Executive Officer since January 2025. Ms. Tang is primarily responsible for the strategic planning, business development, operational direction, and overall management of our Group. Since September 2024 she served as the sole director of Cornerstone Holdings Limited, from September 2024 until June 2025 she served as the sole director of Bedrock Holdings Limited, and from November 2024 until June 2025 served as the sole director of Deepmantle Holdings Limited. Ms. Tang has served as the sole director of Marvel since October 2020, Ka Yee since March 2019, and Rocksolid since October 2024. Ms. Tang founded and has served as a director of D&J, our principal subsidiary, since August 2010. Ms. Tang also founded and has served as a director of our subsidiary WeDress Australia in October 2020. Ms. Tang has also served as the sole director of our subsidiaries WeDress UK and WeDress Mexico since June 2024 and November 2024, respectively. Ms. Tang has over 15 years of experience in the fashion garment industry. It was under her leadership and direction that our group transitioned from a traditional fashion garment service provider into a fast fashion supply chain management services provider. Ms. Tang received a Graduate Certificate in Education from Guangdong Maoming Normal College in 1990, a Certificate in Online Marketing from Shanren Education Internet Marketing in 2015 and a Certificate in Management from Inamori Kazuo Yamiba Management in 2019 where she studied and subsequently implemented the Amoeba Management System.

Mr. Wong Kang Bor Alex has served as our Chief Financial Officer since November 2024. Since December 2021 Mr. Wong has served as the CFO (Advisory) for Ucollex International Company Limited where he was responsible for Web 3 Technology. From September 2020 until December 2021, he served as the Financial Controller for BBPOS Limited and from August 2019 until August 2020 he served as the Regional Financial Controller for Vyaire Medical Group. Mr. Wong received a Bachelor of Science degree in Accounting from San Francisco State University in 1997.

Mr. Wong Wai Hei (David) has served as our Director since January 2025 and is principally responsible for the management and business development. Since April 2019 he has served as an Assistant Manager to D&J where he is responsible for sales and marketing. From October 2019 until February 2025 he served as a Sales Executive for James International, from May 2020 until February 2025 he served as a Director of Ying Ming Knitting Limited Garment Manufacturing where he was responsible for overall management of the company’s operations and from November 2021 until January 2023 he served as the General manager of Enlighten Garment Co. Ltd. Mr. Wong completed a program in Fashion in 2016 at TAFE NSW Australia and a MBA program in 2022 at Brest Business School, PRC and received a Certificate in Supply Chain Management in May 2024 from Jinan University, Guangdong, PRC.

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Mr. James Reginald Hart has served as our Chief Sustainability Officer since January 2025 and is principally responsible for our Group’s Environmental Social Governance (ESG) efforts, including ESG Planning and Compliance (reduction of waste footprint, research, sourcing, and adoption of sustainable materials), investor relations and risk management. Since December 2019 he has served as the General Manager of James International, where he is responsible for overseeing international offices and expansion and international customer relations. Since August 2023 he has served as a Director of WeDress U.S. Mr. Hart received a Certificate in Cooking from William Angliss College in 1981, a Certificate in Real Estate from Real Estate Education Training NSW in 2017 and a Diploma in Social Media Marketing from the Original Campus in 2024.

Independent Non-Executive Directors

Chu On Shing Jeffrey (age 48) was appointed as an Independent Director effective upon the closing of this offering. Since October 2003, he has served as the Strategic Consultant of Tian Ge Interactive Holdings Limited, since 2022 as the Strategic Consultant of Digiland Limited, and since January 2021 as the Managing Director of JJJ Global Limited. From 2020 until 2023, he served as the Senior Advisor of JD.com Inc. Universal Telecom International Holdings Limited is engaged in the business of international online trading; Tian Ge Interactive Holdings Limited is engaged in the business of online broadcasting; Digiland Limited is engaged in the wholesale of consumer goods; JJJ Global Limited is a consultancy company; and JD.com Inc. is engaged in the business of e-commerce. Mr. Chu received a Bachelor of Science Degree in Psychology in 2001 from Acadia University, Nova Scotia, Canada. In 2003, he received a Master of Arts Degree in Commerce from University of Queensland, Australia.

Lau Chun Pong (Wilson) (age 52) was appointed as an Independent Director effective upon the closing of this offering. Since December 2019, he has served as the Chief Financial Officer for Clifford Modern Living Holdings Limited, a property management firm. Mr. Lau received a Bachelor of Arts Degree in Economics from the University of California at Los Angeles in 1997.

Wong Man Hung Patrick (age 69) was appointed as an Independent Director effective upon the closing of this offering. Since 2016 he has served as the Chairman of King Wealth Group Limited, since March 2024 as the Chairman of Beyond Appraisal Limited and from December 2019 until June 2020 as an Independent Non-Executive Director of Lion Group Holdings Ltd.; each of which entities are engaged in providing financial services. In October 1982 he received a Diploma in Management from the Graduate School of Business, Columbia University, New York and in January 1991 he received an MBA from University of East Asia, Macau.

Key Employee

Chen Xiuzhu has served as the Director of Human Resources & Administration since November 6, 2024, where she is responsible for formulating and implementing the company’s HR and administrative management strategies, covering organizational development, talent acquisition, compensation and performance management, corporate culture, compliance, and administrative support to ensure efficient operations and drive sustainable growth. She graduated from South China University of Technology with a Bachelor’s Degree in Human Resources Management and has more than 20 years of experience in administration and human resources, including working in state-owned enterprises, foreign companies, and private enterprises.

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Family Relationships

Ms. Tang, the Chairlady, Chief Executive Officer, and a Director of the Company, is the mother of Wong Wai Hei (David), a Director of the Company. Save as disclosed, none of our Directors, Director nominees or Executive Officers has a family relationship as defined in Item 401 of Regulation S-K. Ms. Tang is the de facto partner of James Reginald Hart.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board.

We recognize the importance and benefit of fostering and promoting diversity among board members and senior management and believe that boards of directors should have diverse backgrounds and possess a variety of skills, qualifications, experience, and knowledge that complement the attributes of other board members and enable them to contribute effectively to the board’s oversight role. While we do not have formal policies regarding board diversity requirements or for the representation of women on the board of directors or senior management, the nominating and corporate governance committee and our senior executives will be expected to take gender and other diversity representation into consideration as part of their overall recruitment and selection process.

It is expected that the composition of our board will in the future be shaped by the selection criteria to be established by the nominating and corporate governance committee, which is expected to consider a variety of factors in addition to gender, race and ethnicity diversity considerations, including a potential director’s judgment, independence, business and educational background, stature, public service, conflicts of interest, integrity, ethics, diversity considerations, as well as his or her ability and willingness to devote sufficient time to serve on the our board. It is expected that diversity considerations also are taken into account with respect to senior management positions, including seeking to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within the organization.

In accordance with Nasdaq’s listing requirements with respect to diversity of boards of directors, foreign private issuers listing on Nasdaq must have two diverse directors, or provide an explanation for not meeting such requirement, within two years for the date of listing or December 31, 2026, whichever is later. Foreign private issuers can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in its home country or LGBTQ+.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at http://www.dnjfashion.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Lau Chun Pong (Wilson), Chu On Shing Jeffrey and Wong Man Hung Patrick, all of whom are our independent non-executive Directors, will serve on the audit committee, which will be chaired by Lau Chun Pong (Wilson). Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Lau Chun Pong (Wilson) as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Chu On Shing Jeffrey, Lau Chun Pong (Wilson) and Wong Man Hung Patrick, all of whom are our independent non-executive Directors, will serve on the compensation committee, which will be chaired by Chu On Shing Jeffrey. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy, and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board of Directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination Committee

Wong Man Hung Patrick, Chu On Shing Jeffrey and Lau Chun Pong (Wilson), all of whom are our independent non-executive Directors, will serve on the nomination committee, which will be chaired by Wong Man Hung Patrick. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

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●	developing, reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	evaluating the performance and effectiveness of the board as a whole.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at http://www.dnjfashion.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers, and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

While we do not have a formal policy on diversity, our board of directors considers diversity to include the skill set, background, reputation, type, and length of business experience of our board members as well as a particular nominee’s contributions to that mix. Our board of directors believes that diversity promotes a variety of ideas, judgments, and considerations to the benefit of our Company and shareholders.

On August 6, 2021, the Securities and Exchange Commission approved a proposed rule from Nasdaq on diversity of boards of directors of companies listed on Nasdaq. Under the rule as approved, “foreign private issuers” can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in its home country or LGBTQ+. Companies with five or fewer directors can meet the requirement by having at least one director who meets the definition of “diverse” under the new rule. The requirements will become effective from August 7, 2023.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq Markets. The application of such exceptions requires that we disclose each Nasdaq Markets corporate governance standard that we do not follow and describe the BVI corporate governance practices we do follow in lieu of the relevant Nasdaq Markets corporate governance standard. However, we currently follow the Nasdaq Markets corporate governance standards listed below with the exception of the independent directors regularly scheduling meetings with only the independent directors present:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Marketplace Listing rules;

●	the requirement under Section 5605(d) of the Nasdaq Marketplace Listing Rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq Marketplace Listing Rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Marketplace Listing Rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq Marketplace Listing Rules that the independent directors have regularly scheduled meetings with only the independent directors present.

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Compensation

The following table summarizes all compensation received by our directors, our executive officers, and our key employees during the years ended March 31, 2023, 2024 and 2025,

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HKD)	Bonus (HKD)	Other Compensation (2) (HKD)
Tang Siu Wan (Wendy), CEO,	2025	1,061,072	-	-
Chairlady and Director	2024	960,000	-	-
	2023	960,000

Wong Wai Hei (David),	2025	336,000	-	-
Director	2024	336,000	-	-
	2023	392,000

Wong Kang Bor Alex,	2025	240,000	-	-
Chief Financial Officer	2024	-	-	-
	2023

James Reginald Hart,	2025	-	-	-
Chief Sustainability Officer	2024	-	-	-
	2023

Lau Chun Pong (Wilson),	2025	-	-	-
Independent Director (1)	2024	-	-	-
	2023

Wong Man Hung Patrick,	2025	-	-	-
Independent Director (1)	2024	-	-	-
	2023

Chu On Shing Jeffrey,	2025	-	-	-
Independent Director (1)	2024	-	-	-
	2023

(1) Chu On Shing Jeffrey, Lau Chun Pong (Wilson) and Wong Man Hung Patrick were appointed as independent non-executive directors effective with the closing on this offering.

(2) Other compensation includes sales commission, allowances, and any employer’s contribution social security.

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes – it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits, and investigations.

The MPF system is mandatory for all employees in Hong Kong who have an employment contract of 60 days or more and also applies to self-employed persons. Under the MPF, the choice of the scheme is the responsibility of the employer (for which the legislation defines three types): (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

Our Group implemented a MPF with a major international assurance company to provide retirement benefits for our eligible employees. All permanent full-time are eligible to join the MPF. Eligible employees of the MPF and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HKD1,500 (US$192) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for our Subsidiaries’ employees in the PRC.

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The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of operations. The total contributions to the MPF were HKD92,100 and HKD91,200 respectively for each of the financial years ended March 31, 2025, and 2024.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company effective upon the registration statement of which this prospectus forms a part becoming effective. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual salary that is payable to each of our Non-Employee Directors is US$36,000.

In addition, our directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our Subsidiaries that provides for benefits upon termination of employment.

Employment Agreements

On January 31, 2025, the Company entered into an employment agreement with Ms. Tang, pursuant to which Ms. Tang will serve as the Chief Executive Officer of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of HK$80,000 payable at the end of each month; and (ii) either party shall have the right to terminate the agreement by giving to the other party not less than three months’ notice in writing.

On January 31, 2025, the Company entered into an employment agreement with Wong Wai Hei, pursuant to which Mr. Wong will serve as a Director of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of HK$28,000 payable at the end of each month; and (ii) such employment shall continue until terminated pursuant to the terms of the employment agreement which provides that either party shall have the right to terminate the agreement by giving to the other party not less than three months’ notice in writing.

On January 29, 2025, the Company entered into an employment agreement with James Reginald Hart pursuant to which Mr. Hart will serve as the Company’s Chief Sustainability Officer in accordance with the following terms and provisions: (i) payment of a monthly salary of HK$28,327 payable at the end of each month; and (ii) such employment shall continue until terminated pursuant to the terms of the employment agreement which provides that either party shall have the right to terminate the agreement by giving to the other party not less than three months’ notice in writing.

On January 16, 2025, the Company entered into an employment agreement with Wong Kang Bor Alex, pursuant to which Mr. Wong will serve as the Company’s Chief Financial Officer in accordance with the following terms and provisions: (i) payment of a monthly salary of HK$60,000 payable at the end of each month; and (ii) such employment shall continue until terminated pursuant to the terms of the employment agreement which provides that either party shall have the right to terminate the agreement by giving to the other party not less than three months’ notice in writing.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Consulting Agreements

The Company has entered into two Consulting Agreements with Bright Capital Asia Limited (“Bright Capital”) to provide management and consulting services, one dated May 2, 2024, for a fee of HK$940,000 and the other dated October 7, 2024, for a fee of HK$1,560,000. Bright Capital was also issued 170,000 shares of the Company’s common stock for nominal consideration.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;
●	each of our directors; and
●	all of our current executive officers, directors as a group.

Applicable percentage ownership is based on [●] Ordinary Shares of our Company issued and outstanding as of the date of this prospectus and, with respect to percent ownership after this offering, assumes no exercise of the underwriters’ over-allotment option.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is Room 2304, 23/F, Saxon Tower, No. 7 Cheung Shun Street, Lai Chi Kok, Hong Kong.

	Shares Beneficially Owned Before this Offering (1) (3)		Shares Beneficially Owned after this Offering (1) (3)
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Officers and Directors and Director Nominees:
Tang Siu Wan (Wendy) (2)	7,896,750	78.97%	7,896,750	[65.81]	%
Wong Kang Bor Alex	0	0%	0	0%
Wong Wai Hei (David)	199,000	1.99%	199,000	[1.66]	%
James Reginald Hart	200,000	2.00%	200,000	[1.67]	%
Chu On Shing Jeffrey	0	0.00%	0	0.00%
Lau Chun Pong (Wilson)	0	0.00%	0	0.00%
Wong Man Hung Patrick	0	0.00%	0	0.00%
All executive officers and directors as a group (7 persons)	8,295,750	82.96%	8,295,750	[69.13]	%

(1)	Based on 10,000,000 Ordinary Shares issued and outstanding immediately prior to the offering and [2,000,000] Ordinary Shares to be issued and outstanding immediately after the offering assuming the underwriter does not exercise the over-allotment option.

(2)

Excludes shares owned by Cornerstone Holdings Limited which is owned 40.08% by James Reginald Hart, our Chief Sustainability Officer and de facto partner of Ms. Tang; 39.88% by Wong Wai Hei, our Director and Ms. Tang’s son; and 20.04% by Wong Cho Yan Joan, Ms. Tang’s daughter.’

(3)	Assumes that none of the Notes are converted into Ordinary Shares.

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RELATED PARTY TRANSACTIONS

Related Parties

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
1	Tang Siu Wan	Chairlady, Chief Executive Officer, shareholder and director
2	Zhuoya Supply Chain (Guangzhou) Co., Ltd.	Entity which the sister of Tang Siu Wan holds 90% equity interests
3	Jiangmen Guanxiong Knitting Co., Ltd.	Entity which the sister of Tang Siu Wan holds 40% equity interests
4	Ying Ming Knitting Limited	Entity of which the son of Tang Siu Wan is the sole shareholder and director
5	WeDress U.S.	Entity which the de facto partner of Tang Siu Wan is a director and on October 16, 2024, the Group acquired 100% equity interest of this entity
6	James International Pty Ltd	Entity which the de facto partner of Tang Siu Wan is a general manager and which Tang Siu Wan holds 100% equity interests

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of March 31,
	2025	2024	2023
Gross amount due from WeDress U.S. (1)	$-	$90,312	$8,289
Provision for credit losses	-	(5,419)	-
Net amount due from WeDress U.S.	-	84,893	8,289
Tang Siu Wan (2)	169,869	-	604,378
James International Pty Ltd (3)	75,627	75,183	-
Zhuoya Supply Chain (Guangzhou) Co., Ltd. (4)	44,516	-	-
Total	$290,012	$160,076	$612,667

(1)	The balance represented advanced payment to WeDress U.S. amounted to $87,006 and rental deposit paid on behalf of WeDress U.S. amounted to $3,306 as of March 31, 2024, and represented payment of rental deposit on behalf of the related party and advance to the related party as of March 31, 2023, respectively.
(2)	The balance represented interest-free loan to Tang Siu Wan, which were due on demand. $166,732 has been collected in June 23, 2025.
(3)	The balance represented the receivables James International Pty Ltd collected on behalf of the Group.
(4)	The balance represented the receivables Zhuoya Supply Chain (Guangzhou) Co., Ltd. collected on behalf of the Group.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of March 31,
	2025	2024	2023
Zhuoya Supply Chain (Guangzhou) Co., Ltd. (1)	$1,818,798	$1,403,187	$-
Ying Ming Knitting Limited (2)	110,708	110,058	110,058
Tang Siu Wan (3)	7,841	184,302	92,622
Jiangmen Guanxiong Knitting Co., Ltd. (4)	-	16,083	699,217
Total	$1,937,347	$1,713,630	$791,839

(1) The balance represented purchases payable to Zhuoya Supply Chain (Guangzhou) Co., Ltd. in the amount of $773,290 and advances from Zhuoya Supply Chain (Guangzhou) C0., Ltd in the amount of $1,046,508.

(2) The balance represented purchases payable to Ying Ming Knitting Limited.

(3) The balance represented the loan to Tang Siu Wan amounted to $6,476 and the long-term equity investment fund payable to Tang Siu Wan amounted to $1,365 as of March 31, 2025; and represented the dividend payable to Tang Siu Wan amounted to $156,108, the loan to Tang Siu Wan amounted to $26,830 and the long-term equity investment fund payable to Tang Siu Wan amounted to $1,364 as of March 31, 2024; and represented the loan to Tang Siu Wan amounted to $91,258 and the long-term equity investment fund payable to Tang Siu Wan amounted to $1,364 as of March 31, 2023.

(4) The balance represented advances from Jiangmen Guanxiong Knitting Co., Ltd. as of March 31, 2024, and represented purchases payable to Jiangmen Guanxiong Knitting Co., Ltd. as of March 31, 2023.

The following is a list of related parties which the Group had major transactions with:

	For the years ended March 31,
Nature	2025	2024	2023
Tang Siu Wan
Sales of goods to Tang Siu Wan	$1,197	$-	$12,652
Purchases of goods from Tang Siu Wan	-	-	9,981
Tang Siu Wan’s contribution of the trademark of “Double Crazy” (1)	-	6,146,896	-
Dividends distribution to Tang Siu Wan	-	1,955,372	-
Loan from Tang Siu Wan	-	-	93,286
Loan repayment to Tang Siu Wan	-	-	-

Ying Ming Knitting Limited
Purchases of goods from Ying Ming Knitting Limited	175,670	1,176,759	537,456
Sales of goods to Ying Ming Knitting Limited	-	-	141,285

Zhuoya Supply Chain (Guangzhou) Co., Ltd.
Purchases of goods from Zhuoya Supply Chain (Guangzhou) Co., Ltd.	6,207,514	1,403,420	-
Sales of goods to Zhuoya Supply Chain (Guangzhou) Co., Ltd.	162,337	12,347	-

Jiangmen Guanxiong Knitting Co., Ltd.
Purchases of goods from Jiangmen Guanxiong Knitting Co., Ltd.	-	8,039,509	6,708,115
Sales of goods to Jiangmen Guanxiong Knitting Co., Ltd.	-	-	405

(1) On April 1, 2023, Tang Siu Wan, the former legal and beneficial owner of the Trademark of “Double Crazy”, assigned it absolutely to the Group in consideration of a nominal amount of HK$1. The fair value of the trademark determined by independent appraisal was approximately $6,145,875 ($6,146,896 when using average translation rate). The Group recognized $6,145,875 as an intangible asset and additional paid-in capital from the shareholder’s contribution.

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DESCRIPTION OF SHARES

A copy of our memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles of Association”).

We are a company incorporated with limited liability in the BVI, and, upon completion of this offering, our affairs will be governed by our Memorandum and Articles of Association, the BVI Act and the common law of the BVI.

As of the date of this prospectus, the maximum number of shares we are authorized to issue is 300,000,000 ordinary shares of par value of US$0.0001 each.

The following are summaries of certain material provisions of our Memorandum and Articles of Association and the BVI Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the BVI Act and our Articles of Association, our directors may by a resolution of directors authorize a distribution by our Company at a time, and of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds that, immediately after the distribution, the value of our Company’s assets will exceed our Company’s liabilities and our Company will be able to pay its debts as they fall due. Distributions, including dividends, may be declared and paid in cash or in specie, in shares or other assets and our directors may for such purpose set such value as they deem fair upon any such assets.

No distribution shall be paid on those shares which are held by our Company as treasury shares at the date of declaration of the distribution.

Our directors may, before recommending any distribution, set aside out of the profits of our Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of our Company or be invested in such investments as our directors may from time to time think fit.

If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share,

Notice of any distribution that may have been declared shall be given to each shareholder in the manner mentioned in our Articles of Association and all distributions unclaimed for three years after having been declared may be forfeited by our directors for the benefit of our Company.

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Voting Rights

Each share in our Company confers on the holder the right to one vote on any resolution of shareholders. At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by the shareholders of a majority of in excess of fifty (50) percent of the votes of those shareholders (or their duly appointed proxies) entitled to vote and voting on the resolution, unless a poll is (before or on the declaration of the result of the show of hands) demanded. On a poll, every shareholder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution, and a resolution of shareholders is passed if it is approved by a majority of the votes validly cast by shareholders holding shares entitled to vote on the poll In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote.

Transfer of Ordinary Shares

Shares in our Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to our Company on the transferee. The instrument of transfer of a registered share shall be sent to our Company for registration,

Subject to the BVI Act and our Memorandum and Articles of Association, our Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in our Company’s register of members unless our directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution. Where our directors pass such a resolution, our Company shall send to the transferor and the transferee a notice of the refusal or delay. Notwithstanding the aforesaid, our directors shall not decline to register any transfer of shares, nor may they suspend registration thereof, where such transfer is to any mortgagee or chargee whose interest has been noted on our Company’s register of members, or by any such mortgagee or chargee pursuant to the power of sale under its security or otherwise and in accordance with the terms of the relevant security document.

The transfer of a share is effective when the name of the transferee is entered in our Company’s register of members.

Procedures on liquidation

Our Company may be voluntarily liquidated under the BVI Act if it has no liabilities, or it is able to pay its debts as they fall due, and the value of its assets equals or exceeds its liabilities.

A voluntary liquidator may, subject to the terms of the BVI Act, be appointed by a resolution of directors or by a resolution of shareholders provided the shareholders have approved, by resolution of shareholders, a liquidation plan approved by our directors.

If our Company shall be liquidated, the voluntary liquidator may divide amongst the shareholders in specie or in kind the whole or any part of the assets of our Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no shareholder shall be compelled to accept any shares

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Company may, at any time after the due date for payment, serve on a shareholder who has not paid in full for shares registered in the name of that shareholder, a written notice of call specifying a date for payment to be made. The notice of call shall name a further date not earlier than the expiration of 14 days from the date of service of the notice of call on or before which the payment required by the notice of call is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice of call the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

Where a written notice of call has been issued and the requirements of the notice of call have not been complied with, our directors may, at any time before tender of payment, forfeit and cancel the shares to which the notice of call relates. Our Company is under no obligation to refund any moneys to the shareholder whose shares have been cancelled pursuant to the Articles of Association and that shareholder shall be discharged from any further obligation to our Company

Redemption of Ordinary Shares

Subject to the BVI Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law, our Company may, in the manner determined by our directors by resolution of directors (and subject to the written consent of all the shareholders whose shares are to be purchased, redeemed or otherwise acquired), purchase, redeem or otherwise acquire any of our Company’s own shares for such consideration as our directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares in our Company.

Our directors shall not, unless permitted pursuant to the BVI Act, purchase, redeem or otherwise acquire any of our Company’s own shares unless immediately after such purchase, redemption or other acquisition, the value of our Company’s assets exceeds it liabilities, and our Company is able to pay its debts as they fall due.

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Variations of Rights of Shares

Rights attached to the shares of our Company may be varied by amending our Memorandum and Articles of Association.

General Meetings of Shareholders

Our directors may convene meetings of shareholders at such times and in such manner and places (within or outside the BVI) as our directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested.

Not less than seven (7) days’ notice specifying at least the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner mentioned in the Articles of Association to such persons whose names on the date the notice is given appear as shareholders in our Company’s register of members and are entitled to vote at the meeting. The record date for determining those shareholders that are entitled to vote at the meeting may be specified in the notice (and such record date need not be the date notice is given).

Notwithstanding the aforesaid, a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding ninety (90) percent of the total voting rights on all the matters to be considered at the meeting, or the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes, in each case have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall be deemed to constitute waiver on his part (unless such shareholder objects in writing before the meeting proceeds to business).

The inadvertent failure of our directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received a notice that has been properly given, shall not invalidate the meeting.

No business shall be transacted at any meeting of shareholders unless a quorum of shareholders is present at the time when the meeting proceeds to business. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon. A shareholder shall be deemed to be present at a meeting of shareholders if he or his proxy participates by telephone or other electronic means, and all shareholders and proxies participating in the meeting are able to hear each other.

Inspection of Books and Records

Our directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of our Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any records, documents or registers of our Company except as conferred by the BVI Act or authorized by a resolution of directors.

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Changes in Maximum Number of Shares our Company is Authorized to Issue

Our directors or shareholders may from time to time by resolution of directors or resolution of shareholders increase or decrease the maximum number of shares our Company is authorized to issue, by amendment to the Memorandum.

CERTAIN BVI COMPANY CONSIDERATIONS

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us, and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

The plan of merger or consolidation shall be authorized by a resolution of shareholders and the outstanding shares of every class of shares that are entitled to vote on the merger or consolidation as a class if the memorandum or articles of association so provide or, if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles of association, would entitled the class to vote on the proposed amendment as a class. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

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If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders may also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime) provided that the indemnified person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum association or articles of association of the company.

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Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder action by written consent

Our Memorandum and Articles provide that shareholders may approve corporate matters by way of a resolution approved at a duly constituted meeting of shareholders by the affirmative vote of a simple majority of the votes of those shareholders entitled to vote and voting on the resolution; or a resolution consented to in writing by all of the shareholders entitled to vote thereon.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Article provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles do not provide for cumulative voting.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Our Articles provides that a director may be removed from office by a resolution of shareholders or a resolution of directors.

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that transactions by the Company must be entered into bona fide in the best interests of the company and not with the effect of oppressing or constituting a fraud on the minority shareholders.

Dissolution; Winding Up

As permitted by BVI law and our Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due, and value of the Company’s assets equals or exceeds its liabilities.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Our Memorandum and Articles does not provide for specific provisions on variation of rights attached to any class of shares.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering, we had [10,000,000] Ordinary Shares issued and outstanding, which includes [●] Ordinary Shares offered by the Selling Shareholders. Upon completion of this offering, we will have [●] Ordinary Shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares and [●] Ordinary Shares outstanding if the over-allotment option is exercised in full. This includes [●] Ordinary Shares offered by the Selling Shareholders.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act, or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

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Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares. We have applied for listing on the Nasdaq Capital Market under the symbol “DNJF” for the Ordinary Shares we are offering. We expect that the initial public offering price (the “Offering Price”) will be in the range of $[4.00] to US$[6.00] per Ordinary Share. We have not been approved for listing on the Nasdaq Capital Market. Management believes that we currently meet the Nasdaq Capital Market’s quantitative listing requirements and believe that upon the completion of the offering, we will meet the standards for listing on the Nasdaq Capital Market although we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

Our directors, officers, and holders of 5% or greater shareholders (other than the holders of those shares being registered in the Resale Prospectus that forms a part of this Registration Statement) have agreed with the underwriters, for a period of six months after the date of this prospectus, subject to certain exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

In addition, the Company has further agreed for a period of 180 days after the date of this prospectus, not to, except in connection with this offering, offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, other than post-effective amendments to its Resale Registration Statement. See “Underwriting - Lock-Up Agreements.”

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Ordinary Shares; or

●	the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

MATERIAL TAX CONSIDERATIONS

The following summary of certain BVI and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the BVI and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Hong Kong tax law, it is the opinion of Cheung & Choy, our counsel as to Hong Kong law, and as to BVI tax law, it is the opinion of Harney Westwood & Riegels, our counsel as to BVI law.

BVI Tax Considerations

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations, and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

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No estate, inheritance, succession or gift tax, rate, duty, levy, or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

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Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that is converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets, and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

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If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares; and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC, and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States Subsidiaries if any of them is a PFIC.

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If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Hong Kong Profits Tax Considerations

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 8.25% for assessable profits on the first HK$2,000,000 and 16.5% on their remaining assessable profits generated from operations arising in or derived from Hong Kong for the years ended March 2025, and 2024. As from year of assessment of 2018/2019 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong Subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong Subsidiaries to us are not subject to any tax withholding in Hong Kong.

Taxation of Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares. Trading gains from the sale of Ordinary Shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations and at the rates of 7.5% on assessable profits up to HK$2,000,000 and 15.0% on any part of assessable profits over HK$2,000,000 on unincorporated businesses from the year of assessment commencing on or after April 1, 2018. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We will enter into an underwriting agreement with Joseph Gunnar & Co., LLC (“Joseph Gunnar” or the Representative), acting as the sole book-running manager of the offering and as representative of the underwriters named below with respect to the Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Joseph Gunnar & Co., LLC
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ over-allotment option described below.

Our shares of common stock are offered subject to a number of conditions, including:

●	receipt and acceptance of our shares of common stock by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

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We have granted to the underwriters an option, exercisable for forty-five (45) days from the date of this prospectus, to purchase up to an additional [●] Ordinary Shares (fifteen percent (15%) of the shares of Ordinary Shares sold in this offering) at the public offering price per ordinary share, set forth on the cover page of this prospectus. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If any additional Ordinary Shares are purchased, the underwriters will offer these Ordinary Shares on the same terms as those on which the other Ordinary Shares are being offered.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriters may allow, and certain dealers may re-allow a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority. We have been advised by Joseph Gunnar that the underwriters intend to make a market in our Ordinary Shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Financial Advisory Fee

We paid Joseph Gunnar upon the execution of the engagement letter by and between Joseph Gunnar and us (the “Engagement Letter”) a cash fee in the amount of Fifty Thousand (US$50,000) in connection with its role to us as a non-exclusive financial advisor.

Discounts, Commission and Expenses

The underwriting discounts and commissions are seven percent (7%) of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share		No Exercise	Full Exercise
Public offering price	US$	[●]	[●]	[●]
Underwriting discounts and commissions to be paid by us:	US$	[●]	[●]	[●]
Proceeds, before expenses, to us	US$	[●]	[●]	[●]

In connection with and upon closing of the offering contemplated herein, we will also pay to the Representative a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares.

Additionally, we paid to Joseph Gunnar US$25,000 (the “Advance”) upon the execution of the Engagement Letter as an advance against actual out-of-pocket expenses. Joseph Gunnar shall return any portion of the Advance not used to pay its accountable out-of-pocket expenses actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

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We have agreed to reimburse the Representative for (a) all fees, expenses and disbursements relating to background checks of the Company’s officers, directors and entities in an amount not to exceed $15,000 in the aggregate; (b) up to a maximum of $7,000, the costs associated with bound volumes of the public Offering materials as well as commemorative mementos and lucite tombstones; (c) the fees and expenses of the Representative’s legal counsel not to exceed $125,000; (d) the $19,950 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the Offering; and (e) up to $25,000 of Joseph Gunnar’s actual accountable “road show” expenses for the Offering.

Warrants

As additional compensation for Joseph Gunnar’s services, the Company shall issue to Joseph Gunnar or its designees at the closing of the Offering warrants (the “Underwriter Warrants”) to purchase that number of ordinary shares equal to 5.0% of the aggregate number of Shares sold in the Offering. The Underwriter Warrants will be exercisable at any time, in whole or in part, during the five-year period commencing six months from the effective date of the Offering, at a price per share equal to 100.0% of the public Offering price per share in the Offering. The Underwriter Warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations) consistent with FINRA Rule 5110, and further, the number of shares underlying the Underwriter Warrants shall be reduced if necessary to comply with FINRA rules or regulations.

Right of First Refusal

We have agreed to provide the Representative the right of first refusal for twelve months following the consummation of this Offering, to act as sole investment banker, sole book-runner, sole placement agent, or sole advisor on any public and private equity and debt offering and business combination during such twelve month period by the Company or any successor to or any subsidiary of the Company, on compensation terms customary to the Representative.

Tail Financing

We have granted the Representative the right, for a period of twelve (12) months after the termination or expiration of the Representative’s engagement with us, to receive a fee equal to the fees in this offering from the sale of any equity, debt and/or equity derivative instruments to any investor introduced by the Representative to the Company in connection with any public or private financing or capital raise, unless the Company has a pre-existing business relationship with such investor. If our engagement with the Representative is terminated by us for cause, this termination would also terminate the Tail Financing provision in the engagement agreement.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, on behalf of ourselves and any successor entity agree that, without the prior written consent of Joseph Gunnar, we will not, for a period of six months after the closing of the offering (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or other financing arrangements with a traditional bank or other institutional type of investor, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of our Ordinary Shares or such other securities, in cash or otherwise.

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Additionally, our directors and officers and any other holder(s) of 5% or more of our outstanding Ordinary Shares as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into Ordinary Shares), shall enter into customary “lock-up” agreements in favor of Joseph Gunnar pursuant to which such persons and entities shall agree, for a period of six months after the closing of offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares, subject to customary exceptions.

Nasdaq Capital Market Listing

We have applied to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “DNJF”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be listed on the Nasdaq Capital Market at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by the Company or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S., and the public offering price for our Ordinary Shares will be determined through negotiations between the Company and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that the Company and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our Ordinary Shares will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

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● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither the Company nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq Capital Market or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

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Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

Our securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our securities.

Accordingly, the securities have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

119

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Ordinary Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Ordinary Shares. The securities may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

South Korea

The Ordinary Shares may not be offered, sold, and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Ordinary Shares have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the Ordinary Shares may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

120

United Kingdom

An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the Underwriter in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq Capital Market listing fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$	[●]
Nasdaq capital market listing fee		[●]
FINRA filing fee		[●]
Legal fees and expenses		[●]
Underwriter’s expenses		[●]
Printing and engraving expenses		[●]
Consulting Fees		$318,473
Miscellaneous expenses		[●]
Total	$	[●]

LEGAL MATTERS

Certain legal matters in connection with this offering with respect to United States federal securities law will be passed upon us by Schlueter & Associates, P.C. The underwriters are being represented by ArentFox Schiff LLP with respect to certain legal matters as to United States federal securities laws. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to BVI law will be passed upon for us by Harney Westwood & Riegels, our counsel as to BVI law. Certain legal matters as to PRC law will be passed upon for us by [●]. Certain legal matters as to Hong Kong law will be passed upon for us by Cheung & Choy. Certain legal matters as to Australian law will be passed upon for us by Jasper Lawyers. Certain legal matters as to United Kingdom law will be passed upon for us by Gately/Legal. Schlueter & Associates, P.C. may rely upon Harney Westwood & Riegels, with respect to matters governed by BVI law, Cheung & Choy with respect to matters governed by Hong Kong law, Jasper Lawyers with respect to matters governed by Australian law and Gately/Legal with respect to matters governed by United Kingdom law. ArentFox Schiff LLP may rely upon Cheung & Choy with respect to matters governed by Hong Kong law, Harney Westwood & Riegels with respect to matters governed by BVI law, Jasper Lawyers with respect to matters governed by Australian law and Gately/Legal with respect to matters governed by United Kingdom law

EXPERTS

The financial statements as of March 31, 2025, and 2024 included in this prospectus have been audited by ARK Pro CPA & Co, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and the exhibits and schedules thereto for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

121

FINANCIAL STATEMENTS

RIVERSTONE LTD

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Shareholders of

Riverstone Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Riverstone Ltd and Subsidiaries (“the Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, change in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co
PCAOB ID: 3299

We have served as the Company’s auditor since 2024.

Hong Kong, China

September 15, 2025

F-2

RIVERSTONE LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$626,267	$482,451
Restricted cash	261,355	259,819
Accounts receivable, net	9,551,686	5,634,903
Inventories	61,309	165,077
Advances to suppliers	1,963,839	1,724,658
Amounts due from related parties	290,012	160,076
Income tax recoverable	79	73
Prepaid expenses and other current assets	1,728,970	147,352
Total current assets	14,483,517	8,574,409

Non-current assets:
Plant and equipment, net	906,638	278,782
Intangible assets, net	6,182,618	6,146,335
Right-of-use assets, net	2,745,064	1,809,923
Deferred tax assets, net	5,082	9,515
Prepaid expenses for plant and equipment	82,986	210,885
Deferred offering costs	763,548	-
Total non-current assets	10,685,936	8,455,440
Total Assets	$25,169,453	$17,029,849

LIABILITIES
Current liabilities:
Short-term borrowings	$1,052,963	$1,646,653
Accounts payable	2,923,409	922,022
Deferred revenue	503,921	104,728
Amounts due to related parties	1,937,347	1,713,630
Lease liabilities, current	259,972	195,518
Income tax payable	640,544	538,201
Accrued expenses and other current liabilities	1,292,624	1,399,090
Total current liabilities	8,610,780	6,519,842

Non-current liabilities:
Lease liabilities, non-current	2,638,660	1,722,298
Convertible notes payable, non-current	2,049,000	-
Total non-current liabilities	4,687,660	1,722,298
Total Liabilities	$13,298,440	$8,242,140

Commitments and Contingencies (Note 18)

Shareholders’ equity
Ordinary Shares (US$0.0001 par value; 300,000,000 and 300,000,000 shares authorized as of March 31, 2025 and 2024, respectively, 10,000,000 and 10,000,000 issued and outstanding as of March 31, 2025 and 2024, respectively) *	$1,000	$1,000
Subscription receivable	(1,000)	(1,000)
Additional paid-in capital	6,145,875	6,145,875
Retained earnings	5,637,472	2,625,754
Accumulated other comprehensive income	87,749	16,080
Total Equity attributable to the shareholders of Riverstone Ltd	11,871,096	8,787,709
Non-controlling interests	(83)	-
Total Shareholders’ equity	11,871,013	8,787,709
Total Liabilities and Shareholders’ Equity	$25,169,453	$17,029,849

* The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RIVERSTONE LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
Revenues	$46,293,096	$39,303,668
Cost of revenues	(38,690,051)	(34,887,558)
Gross profit	7,603,045	4,416,110

Operating expenses:
General and administrative expenses	(2,721,088)	(788,722)
Sales and marketing expenses	(678,475)	(217,805)
Research and development expenses	-	(69,709)
Total operating expenses	(3,399,563)	(1,076,236)
Operating income	4,203,482	3,339,874

Other (expense)/income:
Change in fair value of convertible notes payable	(399,000)	-
Financial expenses, net	(224,565)	(131,099)
Other income/(expenses), net	82,389	(136,986)
Total other expenses, net	(541,176)	(268,085)

Income before income tax expenses	3,662,306	3,071,789
Income tax expenses	(650,676)	(553,006)
Net income	3,011,630	2,518,783
Net loss attributable to non-controlling interest	(88)	-
Net income attributable to Riverstone Ltd’s shareholders	3,011,718	2,518,783

Other comprehensive income:
Foreign currency translation adjustment attributable to non-controlling interest, net of nil income taxes	5	-
Foreign currency translation adjustment attributable to Riverstone Ltd.’s shareholders, net of nil income taxes	71,669	22,974
Total other comprehensive income	71,674	22,974
Total comprehensive income	$3,083,304	$2,541,757
Total comprehensive loss attributable to non-controlling interest	(83)	-
Total comprehensive income attributable to Riverstone Ltd’s shareholders	3,083,387	2,541,757
Earnings per ordinary share
Basic and Diluted	0.30	0.25
Weighted average number of ordinary shares outstanding*
Basic and Diluted	10,000,000	10,000,000

* The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RIVERSTONE LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Subscription	Additional paid-in	Retained	Accumulated other comprehensive	Total Riverstone Ltd’s shareholders’	Non-controlling	Total shareholders’
	Shares *	Amount	receivable	capital	earnings	(loss)/income	equity	interests	equity
Balance as of March 31, 2023	10,000,000	$1,000	$(1,000)	$-	$2,062,018	$(6,894)	$2,055,124	$-	$2,055,124
Net income	-	-	-	-	2,518,783	-	2,518,783	-	2,518,783
Shareholder contribution of the trademark (Note 16)	-	-	-	6,145,875	-	-	6,145,875	-	6,145,875
Dividends distribution	-	-	-	-	(1,955,047)	-	(1,955,047)	-	(1,955,047)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	22,974	22,974	-	22,974
Balance as of March 31, 2024	10,000,000	$1,000	$(1,000)	$6,145,875	$2,625,754	$16,080	$8,787,709	$-	$8,787,709
Net income/(loss)	-	-	-	-	3,011,718	-	3,011,718	(88)	3,011,630
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	71,669	71,669	5	71,674
Balance as of March 31, 2025	10,000,000	$1,000	$(1,000)	$6,145,875	$5,637,472	$87,749	$11,871,096	$(83)	$11,871,013

* The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RIVERSTONE LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$3,011,630	$2,518,783
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	103,251	19,283
Amortization of right-of-use assets	224,524	164,435
Provision for credit loss	126,859	57,677
Deferred tax expense/(benefit)	4,482	(9,517)
Change in fair value of convertible note payable	399,000	-
Changes in operating assets and liabilities:
Accounts receivable	(4,018,474)	(3,949,226)
Advances to suppliers	(247,764)	(1,737,460)
Inventories	103,649	(166,302)
Amounts due from/to related parties	113,994	(521,891)
Income tax recoverable	(6)	40,584
Prepaid expenses and other current assets	(1,173,069)	(90,944)
Other non-current assets	127,550	(212,450)
Accounts payable	2,009,720	886,782
Deferred revenue	401,131	105,527
Operating lease liabilities	(178,048)	(55,742)
Income tax payable	98,996	536,773
Accrued expenses and other current liabilities	(400,090)	1,371,362
Net cash provided by/(used in) operating activities	707,335	(1,042,326)

Cash flows from investing activities:
Purchase of plant and equipment	(513,047)	(326,887)
Net cash used in investing activities	(513,047)	(326,887)

Cash flows from financing activities:
Proceeds from short-term borrowings	5,683,676	5,264,998
Repayments of short-term borrowings	(6,286,089)	(4,650,227)
Repayment of loan from related party	(26,829)	(62,501)
Proceeds from convertible notes payable	1,250,000	-
Payment of deferred offering cost	(696,660)	-
Net cash (used in)/provided by financing activities	(75,902)	552,270

Effect of exchange rate changes on cash and cash equivalents and restricted cash	26,966	37,040

Net change in cash and cash equivalents and restricted cash	145,352	(779,903)
Cash and cash equivalents and restricted cash, at beginning of the year	742,270	1,522,173
Cash and cash equivalents and restricted cash, at end of the year	$887,622	$742,270
Reconciliation of cash and restricted cash reported within the consolidated balance sheets
Cash and cash equivalents	$626,267	$482,451
Restricted cash	261,355	259,819
Cash and cash equivalents and restricted cash at the end of the year	$887,622	$742,270

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	547,199	73
Interest paid	110,931	107,475

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
Obtaining right-of-use assets in exchange for operating lease liabilities	1,173,654	1,961,938
Payable related to dividends	-	1,955,372
Shareholder contribution of the trademark	-	6,146,896

The accompanying notes are an integral part of these consolidated financial statements.

F-6

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	PRINCIPAL ACTIVITIES AND HISTORY OF THE GROUP

Principal activities

Riverstone Ltd (“Riverstone”, the Company) is a limited liability company established under the laws of the British Virgin Islands on July 3, 2024. The Company through its wholly owned subsidiaries (collectively, the “Group”) is a vertically integrated, B2B (Business to Business) and B2C (Business to Consumer), fast fashion supply chain management service provider, combining advanced technologies and ethical practices.

Reorganization

Prior to the reorganization, Marvel G.F.S.C Group Limited (“Marvel”) was 100% owned by Tang Siu Wan, the Chairlady, Chief Executive Officer, shareholder and Executive Director of the Group. Marvel became a wholly owned subsidiary of Riverstone on August 20, 2024. Prior to the reorganization, D & J Industries (Hong Kong) Company Limited (“D&J”) was 51% owned by Tang Siu Wan and 49% owned by Marvel. D&J became a wholly owned subsidiary of Riverstone on February 18, 2025. Prior to the reorganization, WeDress Pty Ltd (“WeDress Australia”) was 100% owned by Tang Siu Wan. On October 10, 2024, it became a wholly owned subsidiary of Riverstone.

WeDress Pty UK Ltd (“WeDress UK”) was incorporated on June 28, 2024, under the laws of United Kingdom and conducting business operations in United Kingdom. Prior to the reorganization, WeDress UK was 100% owned by Tang Siu Wan. WeDress UK became a wholly owned subsidiary of Riverstone on October 25, 2024.

As these entities being transferred are all under the common control of Tang Siu Wan during the years presented in these consolidated financial statements, these transfers were accounted for as a restructuring of entities under common control. In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2025 and 2024, the results of these subsidiaries are included in the consolidated financial statements for both periods. The accompanying financial statements have been prepared using the historical cost basis as if the Reorganization had occurred at the beginning of the first period presented. The results of operations for the periods presented reflect the consolidated performance of the previously separate entities from the beginning to the end of each period, with the effects of intra-entity transactions eliminated.

WeDress Mexico S. de R.L. de C.V. (“WeDress Mexico”), was incorporated on November 20, 2024, under the laws of the United Mexican States and conducting business operations in Mexico. At the time of incorporation, Riverstone began to own 99% equity interest of it.

Rocksolid Holdings Limited (“Rocksolid”) was incorporated on September 27, 2024, under the laws of the British Virgin Islands and conducting business operations in the British Virgin Islands. At the time of incorporation, it became a wholly owned subsidiary of Riverstone.

On October 16, 2024, the Group acquired 100% equity interest in WeDress Inc. (“WeDress U.S.”) for a cash consideration of $1. Prior to the acquisition, WeDress U.S. was wholly owned by James Reginald Hart, the de facto partner of Tang Siu Wan.

F-7

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Upon the completion of the above transactions, the Company, directly owns 100% equity interest of each of D&J, Marvel, Rocksolid, WeDress Australia, WeDress U.S., WeDress UK, owns 99% equity interest of WeDress Mexico, and the Company indirectly, via D&J, owns 100% equity interest of D&J Ganzhou and Ka Yee. For the Ordinary Shares arrangement, please refer to Note 13 for more information.

As of March 31, 2025, the Company and the Company’s major subsidiaries are as follows:

Name	Place and date of Incorporation	Percentage of effective ownership	Principal Activities
Parent company:
Riverstone Ltd	British Virgin Islands, July 3, 2024		Investment holding
Subsidiaries:
WeDress Pty Ltd (“WeDress Australia”)	Australia, April 3, 2020	100% owned by Riverstone	Garment supply chain services
Marvel G.F.S.C Group Limited (“Marvel”)	Hong Kong, October 29, 2020	100% owned by Riverstone	Investment holding
D&J Industries (Hong Kong) Company Limited (“D&J”)	Hong Kong, August 13, 2010	100% owned by Riverstone	Garment supply chain services
Ka Yee Development Limited (“Ka Yee”)	Hong Kong, November 30, 2017	100% owned by D&J	Garment supply chain services
D&J Garment (Ganzhou) Co., Ltd (“D&J Ganzhou”)	Ganzhou, April 27, 2023	100% owned by D&J	Garment supply chain services
WeDress Inc (“WeDress U.S.”)	United States, August 11, 2023	100% owned by Riverstone	Garment supply chain services
WeDress Pty UK Ltd (“WeDress UK”)	United Kingdom, June 28, 2024	100% owned by Riverstone	Garment supply chain services
WeDress Mexico S de R.L. de C.V. (“WeDress Mexico”)	United Mexican States, November 20, 2024	99% owned by Riverstone	Garment supply chain services
Rocksolid Holdings Limited (“Rocksolid”)	British Virgin Islands, September 27, 2024	100% owned by Riverstone	The licensing of trademarks “Double Crazy” to certain other third parties

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes:

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”). The consolidated financial statements include the financial statements of the Group. All significant inter-company balances and transactions within the Group have been eliminated upon combination.

(b)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. The results of subsidiaries acquired are recorded in the consolidated income statements from the effective date of acquisition, as appropriate.

For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

F-8

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

(c)	Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented.

Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, provision for credit losses of accounts receivable, valuation of trademarks, valuation of convertible notes, impairment of intangible assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Business Combination

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a “screen test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an asset acquisition, no goodwill is recognized on the acquisition date.

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The consideration transferred in a business combination is measured as the aggregate of the acquisition-date fair value of the assets transferred, liabilities incurred by the Group to the selling shareholders of the acquiree, and the equity interests issued by the Group. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. A gain on bargain purchase is recorded when the fair market value of the net assets acquired exceeds the purchase price paid by the Group. Acquisition-related expenses and restructuring costs are expensed as incurred.

(e)	Cash and cash equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

(f)	Restricted cash

Restricted cash is the cash deposits pledged as security for the debt borrowings which are expected to be released in accordance with the debt agreement. The restriction will lapse when the related debt agreement is paid off.

The cash deposits pledged as security were $261,355 and $259,819 as of March 31, 2025 and 2024. The restricted cash balances represent cash deposits pledged as security for debt borrowing.

(g)	Accounts receivable, net

Accounts receivable, net are stated at the gross billing amount less a provision for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional.

F-9

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

(h)	Provision for credit losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments - Credit Losses, the Group evaluates its accounts receivable, amount due from related parties, and other current receivable included in other current assets for expected credit losses on a regular basis. The Group maintains an estimated provision for credit losses to reduce its receivables to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness, current market conditions, reasonable and supportable forecasts of future economic conditions, and other specific circumstances related to the accounts. The Group adjusts the provision percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the receivables are likely to be unrecoverable, the Group also makes specific provision in the period in which a loss is determined to be probable. Receivables balances are written off after all collection efforts have been exhausted. For the years ended March 31, 2025 and 2024, the Group recorded $126,859 and $52,258 provision for credit losses for accounts receivable, respectively. The Group had written off $148,581 of accounts receivable and nil for the years ended March 31, 2025 and 2024, respectively. The Group did not record any provision for credit losses for other receivable for the years ended March 31, 2025 and 2024, respectively. For the years ended March 31, 2025 and 2024, the Group recorded nil and $5,419 provision for credit losses for amounts due from related parties, respectively.

(i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the first-in-first-out method. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(j)	Related parties

The Group follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions

Pursuant to ASC 850, the related parties include: a) affiliates of the Group; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Group; e) management of the Group; f) other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-10

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

(k)	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis after taking into account their respective estimated residual values over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful life
Machinery and equipment	1-10 years
Computer and electronic equipment	3-10 years
Vehicles	4 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment which are expected to extend the useful life of assets, are capitalized. When assets have retired, or sold, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the results of operations.

(l)	Intangible assets

Estimated useful lives by intangible asset classes are as follows:

Category	Estimated useful life
Trademark of “Double Crazy”	Indefinite
Trademark of “Luxe Wave”	10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

Intangible assets that have indefinite useful lives as of March 31, 2025, included the trademark of “Double Crazy”. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses. The acquired intangible assets are recognized and measured at fair value. The Group expects that the trademark of “Double Crazy” is unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite.

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts. No impairment of finite-lived intangible assets was recognized for the years ended March 31, 2025 and 2024.

The Group evaluates indefinite-lived intangible assets as at each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the stable macroeconomic conditions in China and the Group’s future plans, the Group determined that it is not likely that trademarks were impaired as of March 31, 2025. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended March 31, 2025 and 2024.

(m)	Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets, including plant and equipment, intangible assets and right-of-use assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts. No impairment losses were recognized for the years ended March 31, 2025 and 2024.

F-11

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

(n)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

● Level 1 — Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

● Level 2 — Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

● Level 3 — Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, other current assets, accounts payable, short-term borrowings, amount due to related parties, convertible notes payable, and accrued expenses and other current liabilities. As of March 31, 2025 and 2024, the carrying amounts of the financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as plant and equipment, intangible assets and right-of-use assets, would be measured at fair value only if they were determined to be impaired.

(o)	Deferred offering costs

Deferred offering costs consist principally of all direct offering costs incurred by the Group, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”). Such costs are deferred until the closing of the IPO offering, at which time the deferred costs are offset against the offering proceeds. In the event the IPO offering is unsuccessful or aborted, the costs will be expensed.

(p)	Convertible Notes

The Group accounts for its convertible notes under ASC 815, “Derivatives and Hedging” (“ASC 815”). Under ASC 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Group has made such election for its convertible notes. Using the fair value option, the convertible notes are required to be recorded at their initial fair value on the date of issuance, each drawdown date, and each balance sheet date thereafter. The Company has elected to present fair value and the accrued interest component separately in the consolidated statements of operations. Therefore, interest will be recognized and accrued separately in interest expense, with changes in fair value of the convertible notes presented in the “Change in fair value of convertible notes” line item in the consolidated statements of operations.

(q)	Revenue recognition

The Group recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract(s) with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price - The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

F-12

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Step 5: Recognize revenue when (or as) the company satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

These criteria as they relate to each of the following major revenue generating activities are described below. An analysis of the Group’ s revenue is as follows:

	For the years ended March 31,
	2025	2024
Sales of goods	$45,005,083	$38,114,277
Royalty income	1,288,013	1,189,391
Total revenue	$46,293,096	$39,303,668

Sales of goods

The Group integrates professional ladies’ wear design, pattern making, production, processing, customization, and sales both to the international brands and retailers. The Group will typically receive purchase orders from its customers which will set forth products design, quantity to be delivered, the transaction price, terms of delivery and terms of payment. The terms serve as the basis of the performance obligations that the Group must fulfill to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. Revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been delivered to the customer according to respective orders’ delivery terms.

Royalty income

The Group’s royalty income contracts are generally structured whereby the licensee sells clothes using the Group’s trademark to its customers and the Group collects its percentage royalty based on the revenue generated. In this scenario, the Group recognizes revenue based on 18% of the revenue generated by the licensee from the business transactions entered into between the licensee and its customers. The royalty revenue is recognized over time as the licensee simultaneously receives and consumes the benefits provided by the Group.

Contract balances

The Group applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenues.

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable when the Group’s right to consideration is unconditional.

Deferred revenue, which represents a contract liability, represents mostly unrecognized revenue amount received from customers. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. The Group’s deferred revenue amounted to $503,921 and $104,728 as of March 31, 2025 and 2024, respectively.

Other than accounts receivable and deferred revenue, the Group had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of March 31, 2025 and 2024.

F-13

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

(r)	Cost of revenues

Cost of revenues consists primarily of purchase of raw materials, finished goods, inbound freight costs, outbound freight costs associated with shipping goods to customers, direct and indirect labor and related benefits, and related overhead. Overhead includes all costs related to manufacturing or sourcing goods, including costs of packing materials, depreciation of long-lived assets, as well as related costs that are directly attributable to the Group’s principal operations.

(s)	Sales and marketing expenses

Sales and marketing expenses mainly consist of (i) advertising costs and market promotion expenses and (ii) transportation fees.

(t)	General and administrative expenses

General and administrative expenses mainly consist of (i) salary and welfare for general and administrative personnel, (ii) professional service fee, (iii) rental fee, (iv) depreciation related to general and administrative departments and (v) other corporate expenses.

(u)	Research and development expenses

Research and development expenses mainly consist of (i) salary and welfare for research and development personnel, (ii) material consumption and (iii) other miscellaneous research and development expenses.

(v)	Employee defined contribution plan

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “Scheme”) under the Mandatory Provident Fund Schemes Ordinance for those employees of the Group in Hong Kong who are eligible to participate in the Scheme. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the statements of operations and comprehensive income as they become payable in accordance with the rules of the Scheme. The assets of the Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the Scheme.

According to the regulations of the People’s Republic of China (“PRC”), full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution.

(w)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

F-14

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income for the years ended March 31, 2025 and 2024, respectively.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(x)	Foreign currency transactions and translations

The functional currency of D&J Ganzhou is RMB, which is the local currency to determine financial position and operation result.

The functional currency of Marvel, D&J, Ka Yee, WeDress UK and Rocksolid is HKD.

The functional currency of WeDress Australia is AUD, which is the local currency to determine financial position and operation result.

The functional currency of WeDress Mexico is MXN, which is the local currency to determine financial position and operation result.

The functional currency of Riverstone, WeDress U.S. is USD, which is the local currency to determine financial position and operation result.

The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in functional currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains or losses from foreign currency transactions are included in the results of operations.

The value of RMB, HKD, AUD and MXN against $ and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions of the PRC, Hong Kong, Australia and Mexico. Any significant revaluation of RMB, HKD, AUD and MXN may materially affect the Group’s financial condition in terms of $ reporting. Unless otherwise noted, all translations from RMB, HKD, AUD and MXN against $ and from $ to RMB, HKD, AUD and MXN are made as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of March 31,
	2025	2024
Balance sheet items, except for equity accounts
RMB against $	7.2567	7.2203
HKD against $	7.7799	7.8259
AUD against $	1.6036	1.5328
MXN against $	20.4582	N/A

	For the years ended March 31,
	2025	2024
Items in the statements of operations and comprehensive income, and statements of cash flows
RMB against $	7.2163	7.1671
HKD against $	7.7930	7.8246
AUD against $	1.5328	1.5200
MXN against $	19.1473	N/A

F-15

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

No representation is made that the RMB amounts, HKD amounts, AUD amounts and MXN amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash denominated in RMB that are subject to such government controls. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the Chinese mainland must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

The RMB, HKD, AUD and MXN has fluctuated against the $, at times significantly and unpredictably during the reporting periods. The depreciation of the RMB against the US$ was approximately 0.5% and 5.1% for the years ended March 31, 2025 and 2024, respectively. The appreciation of the HKD against the US$ was approximately 0.6% and 0.3% for the years ended March 31, 2025 and 2024. The depreciation of the AUD against the US$ was approximately 4.6% and 2.8% for the years ended March 31, 2025 and 2024, respectively. The depreciation of the MXN against the US$ was approximately 23.6% for the years ended March 31, 2025, and the appreciation of the MXN against the US$ was approximately 8.1% for the years ended March 31, 2024. It is difficult to predict how market forces or the PRC, Hong Kong, Australia, Mexico or U.S. government policy may impact the exchange rate between the RMB, HKD, AUD, MXN and the US$ in the future.

(y)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net income is not allocated to other participating securities if based on their contractual terms they are not obligated to share the income.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method and convertible instruments by using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

(z)	Operating lease

On April 1, 2021, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842), using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Group has not restated comparative period financial information for the effects of ASC 842 and will not make the new required lease disclosures for comparative periods beginning before April 1, 2021. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

F-16

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. The Group’s ROU assets are amortized over the life of the lease using the effective interest method. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

(aa)	Commitments and contingencies

The Group follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or un-asserted claims that may result in such proceedings, the Group evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Group’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Group’s business, financial position, and results of operations or cash flows

(ab)	Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group identified its chief operating decision maker (“CODM”) as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one operating and reportable segment. This is supported by the operational structure of the Group which is designed and managed to share resources across the entire suite of products offered by the business. Such resources include research and development, product design, marketing, operations, and administrative functions.

The following table sets forth the segment information for revenue, segment profit, and significant expenses:

	For the years ended March 31,
	2025	2024
Total operating revenue	$46,293,096	$39,303,668
Less:
Significant segment expenses
Cost of revenues	38,690,051	34,887,558
Salary and welfare	1,183,447	321,210
Rental fee including right of use assets depreciation and short-term leases	355,126	245,363
Advertising costs and market promotion expenses	92,247	66,623
Other segment items (1)	2,960,595	1,264,131
Segment net income	$3,011,630	$2,518,783

Note:

(1)	Other segment items included in consolidated net income mainly are general and administrative expenses excluding salary and welfare and rental fee including right of use assets depreciation and short-term leases, research and development expenses, sales and marketing expenses excluding advertising costs and market promotion expenses, change in fair value of convertible notes payable, financial expenses, net and other income/(expenses), net which are reflected in the consolidated statements of operations and comprehensive income.

The following table presents operating revenue and long-lived assets by geographic location:

	Operating revenue (1)		Long-live assets (2)
	For the years ended March 31,		As of March 31,
	2025	2024	2025	2024
United States	$19,129,298	$14,729,369	$-	$-
Australia	15,789,357	8,290,176	88	-
United Kingdom	7,535,219	12,566,852	-	-
PRC Mainland	2,951,601	1,864,786	3,628,905	2,029,680
Hong Kong	130,423	-	22,709	59,025
Others	757,198	1,852,485	-	-
Total	$46,293,096	$39,303,668	$3,651,702	$2,088,705

Note:

(1)	Operating revenue is presented by geographic location according to the customers’ location.

(2)	Long-lived assets are comprised of property and equipment, net and right-of-use assets, net.

(ac)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-17

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is to be adopted on a prospective basis with the option to apply retrospectively and is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In March 2024, the FASB issued ASU 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Group’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03 (Expense Disaggregation Disclosures). The amendment confirms that all public business entities must adopt ASU 2024-03 in annual periods beginning after December 15, 2026, and in interim periods beginning after December 15, 2027, addressing ambiguity for non-calendar year-end entities. Early adoption of ASU 2024-03 remains allowed. The Group is currently evaluating the impact of adopting ASU 2024-03 and ASU 2025-01.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of March 31,
	2025	2024
Accounts receivable	$9,582,485	$5,687,152
Provision for credit losses	(30,799)	(52,249)
Accounts receivable, net	$9,551,686	$5,634,903

The Group recorded provision for credit losses of $126,859 and recorded provision for credit losses of $52,258 for the years ended March 31, 2025 and 2024, respectively. The Group had written-off accounts receivable of $148,581 and nil for the years ended March 31, 2025 and 2024, respectively.

An analysis of the provision for the credit losses is as follows:

Balance as of March 31, 2023	$-
Current period provision, net	52,258
Foreign exchange adjustment	(9)
Balance as of March 31, 2024	52,249
Current period provision, net	126,859
Write-offs	(148,581)
Foreign exchange adjustment	272
Balance as of March 31, 2025	$30,799

4.	INVENTORIES

As of March 31, 2025 and 2024, inventories consisted of the following:

	As of March 31,
	2025	2024
Finished goods	$61,309	$165,077
Inventories	$61,309	$165,077

For the years ended March 31, 2025 and 2024, no obsolete inventories or lower of cost or market adjustment was recognized.

F-18

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of March 31, 2025 and 2024, prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2025	2024
Receivables from third-party collections on behalf of the Group	$1,116,708	$-
Convertible note receivable from an investor	399,491	-
Input value-added tax	81,627	42,443
Deposits	70,203	15,668
Prepaid expenses	44,201	30,970
Others	16,740	-
Tax recoverable	-	58,271
Total prepaid expenses and other current assets	$1,728,970	$147,352

6.	PLANT AND EQUIPMENT, NET

Plant and equipment, net, consists of the following:

	As of March 31,
	2025	2024
Computer and electronic equipment	$424,042	$113,279
Machinery and equipment	403,219	115,981
Leasehold improvement	132,274	-
Vehicles	68,960	68,869
Subtotal	1,028,495	298,129
Less: accumulated depreciation	(121,857)	(19,347)
Plant and equipment, net	$906,638	$278,782

Depreciation expenses of plant and equipment were $103,193 and $19,225 for the years ended March 31, 2025 and 2024, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:

	As of March 31,
	2025		2024
Indefinite useful lives:	$		$
Trademark of “Double Crazy”		6,182,213		6,145,875
Subtotal		6,182,213		6,145,875
Definite useful lives
Trademark of “Luxe Wave”		579		575
Subtotal		579		575
Less: accumulated amortization		(174)		(115)
Definite useful lives, net		405		460
Intangible Assets, net		$6,182,618		$6,146,335

Amortization expenses were $58 and $58 for the years ended March 31, 2025 and 2024, respectively.

The following is a schedule, by fiscal years, of amortization amount of intangible assets as of March 31, 2025:

INTANGIBLE ASSETS, NET
2026	$58
2027	58
2028	58
2029	58
2030	58
Thereafter	115
Total	$405

8.	SHORT-TERM BORROWINGS

Interest expenses related to the short-term borrowings were $110,931 and $107,455 for the years ended March 31, 2025 and 2024, respectively. As of March 31, 2025 and 2024, the weighted average interest rate of the short-term borrowings was 6.33% and 6.80% per annum, respectively.

F-19

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Short-term borrowing as of March 31, 2025 and 2024 represented the following:

Lender	Interest rate	Issuance Date	Maturity Date	As of March 31,
				2025	2024
Hang Seng Bank (1)	5.33%	Nov 16, 2022	Nov 15, 2027	$306,160	$407,811
DBS Bank (Hong Kong) Limited (3)	7.00%-7.23%	Jan 30, 2022	Jan 30, 2027	141,898	210,467
Citibank (2)	5.50%	Mar 24, 2025	Apr 24, 2025	128,536	-
Citibank (2)	7.32%	Feb 18, 2025	Apr 16, 2025	125,294	-
Citibank (2)	7.31%	Mar 20, 2025	May 15, 2025	107,479	-
Citibank (2)	7.30%	Mar 5, 2025	May 1, 2025	106,286	-
Citibank (2)	7.30%	Mar 28, 2025	May 26, 2025	98,396	-
Standard Chartered Bank (4)	3.00%-3.62%	Dec 21, 2020	Dec 21, 2025	33,793	77,100
Standard Chartered Bank (5)	7.55%	May 8, 2020	May 8, 2025	5,121	34,438
Citibank (2)	7.50%	Mar 21, 2024	May 16, 2024	-	377,153
Citibank (2)	8.32%	Mar 7, 2024	May 2, 2024	-	290,765
Citibank (2)	6.13%	Mar 28, 2024	Apr 29, 2024	-	127,781
Citibank (2)	7.67%	Feb 6, 2024	Apr 4, 2024	-	121,138
Total				$1,052,963	$1,646,653

(1)	The principal of the loan borrowed from Hang Seng Bank was HKD4,200,000 (approximately $539,853) and repayable by monthly installments up to November 2027. The loan granted to the Group under The HKMCI SME Financing Guarantee Scheme operated by HKMC Insurance Limited (“HKMCI”). The loan is secured by unlimited personal guarantee issued by Tang Siu Wan, the chairman and chief executive officer of the Group and a guarantee given by HKMCI.

(2)	On March 17, 2023, the Group entered into a credit facility agreement with Citi Bank, under which the Group is able to borrow up to HKD13,000,000 (approximately $1,670,973). The credit facility agreement is guaranteed by Tang Siu Wan, the chairlady and chief executive officer of the Group. As of March 31, 2025, the Group had unutilized lines of credit aggregating HKD8,596,641 (approximately $1,104,982) for short-term financing. As of March 31, 2024, the Group had not fully complied with certain financial covenants pursuant to the facility letter issued by Citibank. As of March 31, 2025, the Group has fully complied with the financial covenants pursuant to the facility letter issued by Citibank.

(3)	The principal of the loan borrowed from DBS Bank (Hong Kong) Limited was HKD2,700,000 (approximately $347,048) and repayable by monthly installments up to January 2027. The loan granted to the Group under The HKMCI SME Financing Guarantee Scheme operated by HKMC Insurance Limited (“HKMCI”). The loan is secured by unlimited personal guarantee issued by Tang Siu Wan, the chairman and chief executive officer of the Group and a guarantee given by HKMCI.

(4)	The principal of the loan borrowed from Standard Chartered Bank was HKD1,330,800 (approximately $171,056) and repayable by monthly installments up to December 2025. The loan granted to the Group under The HKMCI SME Financing Guarantee Scheme operated by HKMC Insurance Limited (“HKMCI”). The loan is secured by unlimited personal guarantee issued by Tang Siu Wan, the chairman and chief executive officer of the Group and a guarantee given by HKMCI.

(5)	The principal of the loan borrowed from Standard Chartered Bank was HKD1,001,036 (approximately $128,670) and repayable by monthly installments up to May 2025. The loan granted to the Group under The HKMCI SME Financing Guarantee Scheme operated by HKMC Insurance Limited (“HKMCI”). The loan is secured by unlimited personal guarantee issued by Tang Siu Wan, the chairman and chief executive officer of the Group and a guarantee given by HKMCI.

Notwithstanding any repayment terms stated above, the above loans are repayable on demand by the bank. The banks have the overriding right at any time to require immediate payment and may at any time immediately modify, terminate, cancel or suspend the facilities or vary the terms applicable to the facilities.

F-20

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9.	CONVERTIBLE NOTES PAYABLE

From October 1, 2024 to March 7, 2025, the Company issued a series of unsecured subordinated convertible promissory notes (collectively, the “Convertible Notes”) with five institutional investors and five individual investors (collectively, the “Holders”) providing for the sale and issuance of an aggregate original principal amount of $1,650,000. The Convertible Notes are due from December 9, 2026 to September 10, 2027 or at the sole and absolute discretion of the Company to extend from December 9, 2027 to October 1, 2028, unless earlier converted or redeemed (the “Maturity Date”). The payment of principal on the Convertible Notes is subordinated in right of payment to the prior payment in full of amounts then due on all Senior Debt, which will be defined to include any and all debt of the Company with banks, savings and loans or other financial institutions, whether or not secured by any collateral, existing on or prior to the date of issuance of the Convertible Notes and as disclosed to the investors.

Conversion Features

●	Mandatory Conversion: In the event of the closing of a firm commitment underwritten public offering prior to the Maturity Date in which gross proceeds of at least $5,000,000 are raised (subject to adjustments for stock dividends, splits, combinations, and similar events) (a “QPO”), at a minimum gross offering price of $4.00 per share, then the principal of the remaining Convertible Notes that are not demanded for earlier redemption, will automatically convert into the Company’s Ordinary Shares fifteen days after the closing of the QPO (“Mandatory Conversion Date”). The conversion price will be 66.67% or 100% of the gross offering price in the QPO. Any accrued and unpaid interest on the remaining Convertible Notes will be waived for payment.
●	Optional Conversion: The Convertible Notes allow the Holders to convert all or any portion of the principal amount of the Convertible Notes, together with any accrued and unpaid interest in increments of not less than $10,000, into the Company’s Ordinary Shares at a price per share equal to the greater of 66.67% or 100% of the anticipated QPO offering price or $4.00 (subject to adjustment in the case of stock splits, stock combinations and similar transactions).

Redemption Features

●	The Holders have an earlier redemption right that, in the event of the Company’s Form F-1 Registration Statement for public offering becoming effective, allows the Holders to demand the Company to repay each Convertible Note at a price of US$50,000 on the date of closing the public offering prior to the Maturity Date.

Interest

The Convertible Notes accrue interest at an annual rate ranging from 7% to 8%, accrued from October 1, 2024.

The estimated fair value of the Convertible Notes as of March 31, 2025 was computed using a binomial option pricing model which incorporates significant inputs that are not observable in the market and thus represents a Level 3 measurement.

We determined the fair value by using the following key assumptions in the binomial option pricing model:

As of March 31, 2025
Share price	$3.69
Strike price	$2.67-4.00
Risk-free rate	3.81%-3.85%
Volatility (annual)	33.22%-35.12%
Dividend yield (annual)	0.00%

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of March 31,
	2025	2024
Accrued payroll	$606,573	$45,832
Accrued expenses	581,314	1,276,528
Tax payable	64,673	62,880
Accrued interest (1)	40,064	-
Loan from a third party (2)	-	13,850
Total accrued expenses and other current liabilities	$1,292,624	$1,399,090

(1)	The balances represented accrued interest on convertible notes payable with an annual interest rate ranging from 7% to 8%.
(2)	The balances represented an unsecured and interest-free loan from a related party for daily operations, which were due on demand. As of March 31, 2025, the Group had repaid the loan in full.

F-21

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	TAXATION

British Virgin Islands

Riverstone and Rocksolid were incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the British Virgin Islands.

Hong Kong

Marvel, D&J and Ka Yee were established in Hong Kong and is subject to a two-tiered profits tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first HKD2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. All entities with profits chargeable to Profits Tax in Hong Kong would qualify for the two-tiered profits tax rates, except those with a connected entity which is nominated to be chargeable at the two-tiered rates. The two-tiered profits tax rates would not apply to the taxpaying entity. The whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5%. However, the Commissioner may apply the two-tiered profits tax rates to one of the connected entities for a year of assessment if that entity elects the two-tiered rates. An entity’s election is effective only if no other connected entity has made an election for the same year of assessment. However, a different connected entity may elect the two-tiered profits tax rates for a different year of assessment if all conditions are met. For the years ended March 31, 2025 and 2024, the Group applied the two-tiered profits tax rates to D&J.

PRC

Generally, D&J Ganzhou, which is considered as a PRC resident enterprise under PRC tax law, is subject to enterprise income tax on its worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The State Administration of Taxation further announced that from January 1, 2021 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the enterprise income tax will be levied at 20%, for small-scale and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small-scale and low-profit enterprises can enjoy a 20% enterprise income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million. In accordance with announcement of the Ministry of Finance and the State Taxation Administration [2023] No. 6, which was effective from January 1, 2023, to December 31, 2024, preferential tax rate became 5% on taxable income below RMB1 million. According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on January 1, 2023, and until to December 31, 2027, small-scale, low profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the year ended March 31, 2025 and 2024, D&J Ganzhou was recognized as small-scale and low-profit enterprises.

Australia

WeDress Australia incorporated in Australia is a base rate entity for the years ended March 31, 2025 and 2024 and the 25% company tax rate applies.

United Kingdom

WeDress UK was established in 2024 and incorporated in United Kingdom, and it is subject to corporation tax at different tax rates, depending upon the profits made. For the year ended March 31, 2025, the corporation tax rate is 19%.

United Mexican States

WeDress Mexico incorporated in Mexico, which considered as a Mexican resident enterprise and subject to corporate income tax on its worldwide taxable income. The federal corporate income tax rate is 30%.

United States

WeDress U.S. incorporated in the US is subject to U.S. federal corporate income tax at a statutory rate of 21%, and also to state corporate income taxes, which generally range from 1% to 10% depending on the state and taxable income levels.

F-22

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

The income tax provision consists of the following components:

	As of March 31,
	2025	2024
Current income tax expenses	$646,194	$562,521
Deferred income tax expenses/(benefits)	4,482	(9,515)
Total income tax expenses	$650,676	$553,006

A reconciliation between the Group’s actual provision for income taxes and the provision at the HK statutory rate is as follows:

	For the years ended March 31,
	2025	2024
Income before income tax expenses	$3,662,306	$3,071,789
Income tax expenses at the HK statutory rate	604,280	506,845
Tax holiday	(21,173)	(24,573)
Impact of different tax rates in other jurisdictions	48,616	19,223
Tax effect of non-deductible items	140	25
Change in valuation allowance	18,813	51,486
Income tax expenses	$650,676	$553,006

As of March 31, 2025 and 2024, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of March 31,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	$83,882	$71,148
Provision for credit losses	5,082	9,515
Lease liabilities	147,482	102,588
Deferred tax assets, gross	236,446	183,251
Valuation allowance	(91,560)	(76,543)
Deferred tax assets, net of valuation allowance	$144,886	$106,708

Deferred tax liabilities:
Right-of-use assets	$(139,804)	$(97,193)
Total deferred tax liabilities	(139,804)	(97,193)
Deferred tax assets, net	$5,082	$9,515

As of March 31, 2025, the Group had net operating loss carryforwards of approximately $8,839 that will expire in 2035, which arose from WeDress Mexico established in the United Mexican States, and net operating loss carryforwards of approximately $887,650 that can be carried forward indefinitely, which arose from Wedress UK established in United Kingdom, Ka Yee established in Hong Kong, WeDress Australia established in Australia and Riverstone established in British Virgin Islands.

F-23

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Movement of valuation allowance is as follow:

	As of March 31,
	2025	2024
Valuation allowance
Balance at beginning of the year	$76,543	26,106
Additions	32,285	51,486
Utilization	(13,472)	-
Exchange rate effect	(3,796)	(1,049)
Balance at end of the year	$91,560	76,543

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that some subsidiaries of the Group will not generate future taxable income prior to the expiration of the majority of net operating losses for $8,839. Accordingly, as of March 31, 2025 and 2024, a $91,560 and $76,543 valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months.

For the years ended March 31, 2025 and 2024, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of March 31, 2025, the tax years ended December 31, 2024, for the D&J Ganzhou in the PRC are generally subject to examination by the PRC tax authorities.

12.	LEASES

The Group leases offices space under non-cancellable operating leases. The Group considers those termination options that are reasonably certain not to be exercised by the lessee in the determination of the lease term and initial measurement of right of use assets and lease liabilities.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

As of March 31, 2025 and 2024, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income is as follows:

	For the years ended March 31,
	2025	2024
Operating leases cost excluding short-term rental expense	$319,659	$225,913
Total	$319,659	$225,913

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

F-24

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Cash paid for amounts included in the measurement of lease liabilities was $273,183 and $117,220 for the years ended March 31, 2025 and 2024, respectively.

As of March 31, 2025 and 2024, the weighted average remaining lease term was 9.2 years and 9.5 years, and the weighted average discount rate was 4.0% and 4.2% for the Group’s operating leases, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of March 31, 2025:

For the years ending March 31,	Operating Leases
2026	$369,740
2027	352,844
2028	358,826
2029	365,107
2030	371,701
Thereafter	1,658,608
Total lease payments	3,476,826
Less: imputed interest	(578,194)
Total	$2,898,632
Current portion	259,972
Non-current portion	2,638,660

13.	ORDINARY SHARES

Ordinary Shares

The Company was established under the laws of British Virgin Islands on July 3, 2024. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share. The Company issued 1,000 Ordinary Shares to the sole shareholder at $1 par value.

On February 7, 2025, the directors of the Company unanimously passed resolutions to resolve the subdivision of the Company’s authorized and issued share capital and the adoption of the amended and restated memorandum and articles of association of the Company, and pursuant to which, the Company effectuated a 1:6000 share subdivision, whereupon the Company’s authorized share capital was amended from $50,000 divided into 50,000 Ordinary Shares of $1.00 par value to $30,000 divided into 300,000,000 Ordinary Shares of $0.0001 par value.

On April 9, 2025, the Company approved, confirmed and ratified the holding by Tang Siu Wan, being the sole shareholder of the Company and the registered holder of the 1,000 Ordinary Shares of $1.00 par value to redesignate such shares to 1,000 Ordinary Shares of $0.0001 par value with effect from February 13, 2025.

On April 11, 2025, the Company allotted 9,999,000 additional Ordinary Shares to its shareholders, bringing the total number of issued and outstanding Ordinary Shares to 10,000,000. The shares and per share data are presented on a retroactive basis.

As of March 31, 2025 and 2024, 300,000,000 Ordinary Shares were authorized, of which 10,000,000 Ordinary Shares were issued and outstanding.

Subscription receivable

The subscription receivable presents the receivable for the issuance of Ordinary Shares of the Company and is reported as a deduction of equity. Subscription receivable has no payment terms nor any interest receivable accrual.

14.	EARNINGS PER SHARE (“EPS”)

The Company’s diluted earnings per share are the same as basic earnings per share, as the effects of shares issuable upon conversion of convertible notes are antidilutive and therefore excluded from the calculation of diluted earnings per share. See Note 9 for further information on the Convertible Note.

The following is a reconciliation of the net income and common share amounts used in the calculation of basic and diluted EPS for the years ended March 31, 2025 and 2024:

	For the years ended March 31,
	2025	2024
Earnings per share – basic and diluted
Net income	$3,011,630	$2,518,783
Weighted average shares outstanding	10,000,000	10,000,000
Basic and diluted earnings per ordinary share	$0.30	$0.25

15.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through D&J Ganzhou in PRC, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from the subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the shareholders. Paid-in capital of D&J Ganzhou included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, D&J Ganzhou is restricted in its ability to transfer a portion of its net assets to the Group. As of March 31, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of D&J Ganzhou, that are included in the consolidated net assets were $159,252 and $2,149,364, respectively.

16.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
1	Tang Siu Wan	Chairlady, Chief Executive Officer, shareholder and director
2	Zhuoya Supply Chain (Guangzhou) Co., Ltd.	Entity in which the sister of Tang Siu Wan holds 90% equity interests
3	Jiangmen Guanxiong Knitting Co., Ltd.	Entity in which the sister of Tang Siu Wan holds 40% equity interests
4	Ying Ming Knitting Limited	Entity of which the son of Tang Siu Wan is the sole shareholder and director
5	WeDress U.S.	Entity of which the de facto partner of Tang Siu Wan is a director and on October 16, 2024, the Group acquired 100% equity interest of the entity
6	James International Pty Ltd	Entity of which Tang Siu Wan holds 100% equity interests

F-25

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of March 31,
	2025	2024
Gross amount due from WeDress U.S. (1)	$-	$90,312
Provision for credit losses	-	(5,419)
Net amount due from WeDress U.S.	-	84,893
Tang Siu Wan (2)	169,869	-
James International Pty Ltd (3)	75,627	75,183
Zhuoya Supply Chain (Guangzhou) Co., Ltd.(4)	44,516	-
Total	$290,012	$160,076

(1)	The balance represented advanced payment to WeDress U.S. amounted to $87,006 and rental deposit paid on behalf of WeDress U.S. amounted to $3,306 as of March 31, 2024.
(2)	The balance represented interest-free loan to Tang Siu Wan, which were due on demand. $166,732 has been collected on June 23, 2025.
(3)	The balance represented the receivables James International Pty Ltd collected on behalf of the Group.
(4)	The balance represented the receivables Zhuoya Supply Chain (Guangzhou) Co., Ltd. collected on behalf of the Group.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of March 31,
	2025	2024
Zhuoya Supply Chain (Guangzhou) Co., Ltd. (1)	$1,818,798	$1,403,187
Ying Ming Knitting Limited (2)	110,708	110,058
Tang Siu Wan (3)	7,841	184,302
Jiangmen Guanxiong Knitting Co., Ltd. (4)	-	16,083
Total	$1,937,347	$1,713,630

(1) The balance represented purchases payable to Zhuoya Supply Chain (Guangzhou) Co., Ltd. amounted to $773,290 and advances from Zhuoya Supply Chain (Guangzhou) Co., Ltd amounted to $1,045,508.

(2) The balance represented purchases payable to Ying Ming Knitting Limited.

(3) The balance represented the loan to Tang Siu Wan amounted to $6,476 and the long-term equity investment fund payable to Tang Siu Wan amounted to $1,365 as of March 31, 2025; and represented the dividend payable to Tang Siu Wan amounted to $156,108, the loan to Tang Siu Wan amounted to $26,830 and the long-term equity investment fund payable to Tang Siu Wan amounted to $1,364 as of March 31, 2024.

(4) The balance represented advances from Jiangmen Guanxiong Knitting Co., Ltd. as of March 31, 2024.

F-26

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

The following is a list of related parties which the Group had major transactions with:

	For the years ended March 31,
Nature	2025	2024
Tang Siu Wan
Tang Siu Wan’s contribution of the trademark of “Double Crazy” (1)	$-	$6,146,896
Dividends distribution to Tang Siu Wan	-	1,955,372
Sales of goods to Tang Siu Wan	1,197

Ying Ming Knitting Limited
Purchases of goods from Ying Ming Knitting Limited	175,670	1,176,759

Zhuoya Supply Chain (Guangzhou) Co., Ltd.
Purchases of goods from Zhuoya Supply Chain (Guangzhou) Co., Ltd.	6,207,514	1,403,420
Sales of goods to Zhuoya Supply Chain (Guangzhou) Co., Ltd.	162,337	12,347

Jiangmen Guanxiong Knitting Co., Ltd.
Purchases of goods from Jiangmen Guanxiong Knitting Co., Ltd.	-	8,039,509

(1) On April 1, 2023, Tang Siu Wan, the former legal and beneficial owner of the Trademark of “Double Crazy”, assigned it absolutely to the Group in consideration of a nominal amount of HK$1. The fair value of the trademark determined by independent appraisal was approximately $6,145,875 ($6,146,896 when using average translation rate). The Group recognized $6,145,875 as an intangible asset and additional paid-in capital from the shareholder’s contribution.

17.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its accounts receivable for expected credit losses on a regular basis and maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended March 31,
	2025	2024
Percentage of the Group’s revenue
Customer A	17%	*
Customer B	11%	10%
Customer C	*	13%
Customer D	*	11%

F-27

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of March 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer A	22%	*
Customer E	13%	*
Customer F	13%	*
Customer G	*	34%
Customer H	*	24%
Customer C	*	16%

The Group is also subject to concentration risk from its suppliers. The top supplier whose purchases individually represented greater than 10% of the total purchases of the Group for the years ended March 31, 2025 and 2024 was as follows:

	For the years ended March 31,
	2025	2024
Percentage of the Group’s purchases
Supplier A	46%	58%
Supplier B	19%	*
Supplier C	*	23%

Accounts payable due to suppliers who represent 10% or more of the Group’s total accounts payable were as follows:

	As of March 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier A	38%	97%
Supplier D	20%	*
Supplier E	18%	*

*Represent percentage less than 10%

18.	COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2025 and 2024, the Group had the following contracted commitments:

	As of March 31,
	2025	2024
Operating lease obligations	$3,476,826	$2,326,716
For loan repayment	1,085,973	1,741,450
For purchases of equipment	-	115,190
For leasehold improvement	34,203	62,075
Total	$4,597,002	$4,245,431

F-28

RIVERSTONE LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of March 31, 2025 and 2024, the Group did not estimate and record its long service payment.

No severance payment is provided since the Group has no plan to dismiss any staff due to redundancy and therefore considers the possibility of meeting the criteria of making severance payment is remote.

As of March 31, 2025 and 2024, the Group did not have any significant commitments and contingencies involved.

Legal contingency

From time to time, the Group may be involved in various legal proceedings and claims in the ordinary course of business. The Group currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

19.	SUBSEQUENT EVENTS

On April 11, 2025, The Company allotted 9,999,000 additional Ordinary Shares to its shareholders, bringing the total number of issued and outstanding common shares to 10,000,000. The shares and per share data are presented on a retroactive basis. As of March 31, 2025 and 2024, 300,000,000 Ordinary Shares were authorized, of which 10,000,000 Ordinary Shares were issued and outstanding.

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Group has evaluated all events or transactions that occurred after March 31, 2025, up to the date that the audited consolidated financial statements were available to be issued.

F-29

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated September [●], 2025

[●] Ordinary Shares to be sold by the Selling Shareholders

Riverstone Ltd

This prospectus relates to [●] of our ordinary shares $0.0001 par value (the “Ordinary Shares”), of Riverstone Ltd that may be sold from time to time by the selling shareholders named in this prospectus (the “Selling Shareholders”). This will only permit the Selling Shareholders to sell the number of Ordinary Shares identified in the column “Shares to be Offered” below. Since there is currently no public market established for our securities, the Selling Shareholders will sell their respect Ordinary Shares at the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part, which is anticipated to be in the range of US$[4.00] and US$[6.00] per Ordinary Share until the Ordinary Shares are quoted on the Nasdaq Capital Market, after which the Ordinary Shares may be offered and sold at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders. The Ordinary Shares owned by the Selling Shareholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders to sell those Ordinary Shares. The Company will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “DNJF”. We have not been approved for listing on the Nasdaq Capital Market; however, we believe that we currently meet the Nasdaq Capital Market’s quantitative listing requirements and believe that upon the completion of the offering, we will meet the standards for listing on the Nasdaq Capital Market. The Selling Shareholders will not be able to sell their shares unless the Company’s Ordinary Shares are approved for listing on the Nasdaq Capital Market. There can be no assurance that the Company will be successful in listing its Ordinary Shares on the Nasdaq Capital Market.

Riverstone is a holding company incorporated in the British Virgin Islands (“BVI”) whose Ordinary Shares investors will be purchasing, has no material operations of its own. Riverstone conducts its operations through its wholly-owned subsidiaries, including in Hong Kong through Marvel G.F.S.C Group Limited, and D & J Industries (Hong Kong) Company Limited, which in turn owns two wholly-owned subsidiaries Ka Yee Development Limited (HK) and D&J Garment (Ganzhou) Co., Ltd. (PRC), and through WeDress Inc. (United States), WeDress Pty Ltd (Australia), WeDress Pty UK Ltd (UK), Rocksolid Holdings Limited (BVI) and through its 99% ownership of WEDRESS MEXICO S. de R.L. de C.V. (Mexico) (the “Subsidiaries” and Riverstone and the Subsidiaries may be collectively referred to as the “Group”). We directly hold equity interests in our Subsidiaries, and we do not currently use a variable interest entity (“VIE”) structure.

Investors are cautioned that the Ordinary Shares they are buying are shares of Riverstone, a BVI holding company that has no operations of its own and not shares of the Subsidiaries. Investors in this offering will not directly hold equity interests in the Subsidiaries.

Since our business operations are conducted in China and Hong Kong through our Subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business in China and Hong Kong and may intervene in or influence our Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares.

China and PRC shall refer to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau, and Taiwan.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” on page 14 of this prospectus for more information.

Investing in our Ordinary Shares involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale including the risk of losing your entire investment or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying our Ordinary Shares.

The Company is subject to legal and operational risks associated with having certain of our Subsidiaries’ operations in Hong Kong, including risks related to the legal, political and economic policies of the PRC government, the relations between China and Hong Kong and China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or become worthless and affect our ability to offer or continue to offer securities to investors. The Company’s operations are primarily located in Hong Kong. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC authorities indicating an intent to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the policies, regulations, rules, and the enforcement of laws to which we are subject may change. See “Transfers of Cash to and From Our Subsidiaries” on page 10 of this prospectus. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. The Company may be subject to these regulatory actions or statements. Although we have not engaged in any monopolistic behavior, our business does involve the collection of user data and may implicate cybersecurity reviews.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this prospectus, our Company, and its subsidiaries (the “Group”) (as defined in the definitions section below) have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of the Company’s Ordinary Shares. Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, Dacheng Law Offices, LLP, based on the above mentioned, listing on NASDAQ of the Company would not be deemed as an indirect overseas offering and listing by a PRC domestic company under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on NASDAQ does not require fulfilling the filing procedure to the CSRC. However, the CSRC may take a view contrary to or otherwise different from the Group’s or the future effective laws and regulations (with retrospective effect) may require the Group to obtain CSRC or other PRC governmental approvals for this offering. If we inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million, fine the controlling shareholder or actual controller organizes or instigates the prescribed illegal acts not less than RMB 1 million but not more than RMB 10 million, in the case of serious violation of the Trial Measures or other laws and administrative regulations, the CSRC may impose a ban on access to the securities market upon relevant responsible persons.

However, there is uncertainty as to whether our Company will be required to obtain permission from or file with the PRC authorities to list on a U.S. stock exchange in the future. If the Group is subsequently notified by any PRC authorities that permission/filing for this offering and/or listing on the Nasdaq Stock Market was required, the Group may not be able to obtain such permission or complete such filing in a timely manner, if at all. Any failure to obtain such permission or complete such filing in a timely manner may restrict our ability to complete the proposed offering or any future equity capital raising activities and may subject us or relevant persons to certain penalties, which would have a material adverse effect on our business and financial position.

There can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for our IPO. If the Company inadvertently concluded that such approvals were or are not required, the Company’s ability to offer or continue to offer our Securities to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. The Group may also face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Securities.

Although Hong Kong is a Special Administrative Region and a dependency of the PRC, it has enacted its own laws pertaining to data security and anti-monopoly concerns. Hong Kong enacted the Personal Data (Privacy) Ordinance (the “PDPO”) to ensure an adequate level of data protection to retain its status as an international trading center and to give effect to human rights treaty obligations. Moreover, Hong Kong has also enacted a similar piece of legislation regulating competition in the market (the “Competition Ordinance”). The Competition Ordinance prohibits: (i) anti-competitive agreements and concerted practices; and (ii) abuse of power with the object or effect of preventing, restricting or distorting competition in Hong Kong. If we were to be found in violation of either of these laws, our Hong Kong Subsidiaries’ operations may be restricted, and it may be required or elect to make changes to its operations in Hong Kong so as to be in accordance with the PDPO and/or the Competition Ordinance. Moreover, Hong Kong authorities may take other action against us, such as imposing taxes or other penalties, which could materially affect our financial results. Thus, our revenue and business operations in Hong Kong would be adversely affected.

In addition, the Holding Foreign Companies Accountable Act (the “HFCAA”), which prohibits foreign companies from listing their securities on U.S. exchanges if the Company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years, became law in December 2020. On December 16, 2021, the PCAOB issued a determination (the “Determination Report”) that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by authorities in those jurisdictions, and the PCAOB included in the Determination Report a list of the accounting firms that are headquartered in the PRC or Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. The SEC adopted final amendments to its rules to implement the HFCAA, which went into effect on January 20, 2022. As part of the SEC’s final rules, identified issuers will need to provide additional disclosures in subsequent filings that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination Report.

In the event that it is later determined that the PCAOB is unable to inspect or investigate completely our auditor or our work papers because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the applicable stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was enacted on December 29, 2022, and amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the Holding Foreign Companies Accountable Act (the “HFCA Act”), and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the AHFCAA was enacted, which amended the HFCA Act by decreasing the number of non-inspection years from three years to two, thus reducing the time period before our common stock may be prohibited from trading or delisted. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.”

As a holding company, we will rely on dividends and other distributions on equity paid by our Hong Kong or PRC Subsidiaries for our cash and financing requirements. If our Hong Kong and PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Moreover, to the extent cash is in our PRC Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside the PRC due to interventions or the imposition of restrictions and limitations by the PRC government on the ability to transfer cash. However, none of our Subsidiaries have paid any dividends or other distributions to our holding company as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC or Hong Kong Subsidiaries via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, we have not paid any dividends or made any distributions to any U.S. investors.

The Company holds all of the equity interests in its Hong Kong subsidiaries. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a VIE structure. Within our direct equity ownership structure, cash, including funds from foreign investors, can be directly transferred to our Hong Kong subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, the Company may rely on dividends and other distributions on equity paid by our Subsidiaries for our cash and financing requirements. We are permitted under the laws of the BVI and our memorandum and articles of association (as amended from time to time) to provide funding to our Subsidiaries through loans and/or capital contributions. Our Hong Kong Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. On March 31, 2024, the Company declared a dividend in the amount of US$3,833,425 of which US$1,955,046 was due to its subsidiary Marvel and eliminated pursuant to our reorganization and US$1,878,379 was paid to Ms. Tang Sui Wan, our Controlling Shareholder. Certain intellectual properties including trademarks, patents and domain names were also transferred from Marvel to Rocksolid, our wholly owned Subsidiary pursuant to out reorganization., As of the date of this prospectus, no other transfers were made from the Company to its Subsidiaries or our Controlling Shareholder, there have been no dividends or distributions have been made to investors in the Company and the Company does not anticipate declaring any further dividends or transferring any other assets. As of the date of this prospectus, our Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. See “Dividend Policy” on page 45 of this prospectus and “Holding Company Structure” on page 45 of this Prospectus.

To the extent the Company’s cash or assets in the business is in Hong Kong or a Hong Kong entity, there can be no assurance that the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Subsidiaries by the PRC government to transfer cash or assets. Any restrictions, prohibitions, interventions, or limitations on the ability of the Company or our Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material adverse effect on our ability to conduct our business.

As of the date of this prospectus, Tang Siu Wan owns [●]% of our Ordinary Shares. We will be a controlled company as defined under Nasdaq Marketplace Rule 5615(c) because, immediately after the completion of this offering, Tang Siu Wan, our Controlling Shareholder, and Director, will own more than 50% of the total voting power for the election of directors.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[RESALE PROSPECTUS ALTERNATE PAGE]

TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS
PRESENTATION OF FINANCIAL INFORMATION
MARKET AND INDUSTRY DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DEFINITIONS
PROSPECTUS SUMMARY
SUMMARY FINANCIAL DATA
RISK FACTORS
ENFORCEABILITY OF CIVIL LIABILITIES
USE OF PROCEEDS	Alt – 2
CAPITALIZATION
DIVIDENDS AND DIVIDEND POLICY
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
HISTORY AND CORPORATE STRUCTURE
INDUSTRY OVERVIEW
BUSINESS
REGULATORY ENVIRONMENT
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF SHARES
CERTAIN BVI COMPANY CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
EXPENSES RELATED TO THIS OFFERING
MATERIAL TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS	Alt – 5
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

We have not taken any action that would permit a public offering of the Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus, or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of the prospectus outside the United States.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information, and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

We were incorporated under the laws of the BVI as a company limited by shares and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

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[RESALE PROSPECTUS ALTERNATE PAGE]

The Offering

Ordinary Shares Offered by the Selling Shareholders:	[●] Ordinary Shares.

Ordinary Shares Outstanding after capitalization but before this Offering:	[●] Ordinary Shares

Ordinary Shares to be outstanding after our initial public offering pursuant to the Public Offering Prospectus:	[●] ([●]if the underwriters exercise the over-allotment option in full)

Term of this Offering	The Selling Shareholders will determine when and how they will sell the Ordinary Shares offered

Use of proceeds:	We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders named in this prospectus.

Listing:	We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Proposed Nasdaq symbol: Risk Factors:

“DNJF”.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18 of the Public Offering Prospectus

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[RESALE PROSPECTUS ALTERNATE PAGE]

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders. In addition, the Underwriter will not receive any compensation from the sale of the Ordinary Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of Ordinary Shares offered by it under this prospectus. We have agreed to bear the expenses relating to the registration of the Ordinary Shares for the Selling Shareholders.

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[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SHAREHOLDERS

The Ordinary Shares being offered for resale by the Selling Shareholders consists of a total of [●] Ordinary Shares, which were issued to Selling Shareholders on [●] upon conversion of their Unsecured Subordinated Convertible Promissory Notes.

The following table sets forth information with respect to the number of Ordinary Shares beneficially owned by the Selling Shareholders named below and as adjusted to give effect to the sale of the Ordinary Shares offered hereby. The table lists the number of Ordinary Share beneficially owned by the Selling Shareholders as of the date of this prospectus, the Ordinary Shares covered by this prospectus that may be disposed of by the Selling Shareholders, and the number of Ordinary Shares that will be beneficially owned by the Selling Shareholders assuming all of the Ordinary Shares covered by this prospectus are sold.

The Ordinary Shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of the date of this prospectus. The Selling Shareholders may from time to time offer and sell pursuant to this prospectus any or all of the Ordinary Shares being registered. The Selling Shareholders are under no obligation to sell all or any portion of such Ordinary Shares nor are the Selling Shareholders obligated to sell any Ordinary Shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the Selling Shareholders.

Name	Shares Beneficially Owned Prior to Offering	Percent Beneficially Owned Prior to Offering[1]		Shares to be Offered	Amount Beneficially Owned After Offering	Percent Beneficially Owned After Offering[1]
Huang, Yu-Shan			%		0	0%
Su,Huei-Haw			%		0	0%
Easy Link International Co. Ltd.(2)			%		0	0%
Win Chief Development Limited (3)			%		0	0%
Zhang Hong			%		0	0%
Zhao LiJing			%		0	0%
Tseng, Chien-Yu CSF Management Company Limited (4)			%		0	0%
Asia-Pacific Holding Co. Pte. Ltd. (5).
Kai Prestige Limited (6)			%		0	0%

(1)	Based on [●] Ordinary Shares issued and outstanding as of August [●], 2025.

(2)	Easy Link International Co. Ltd., a company incorporated in Belize and owned by Le Te-Chih. The address of Easy Link International Co. Ltd. is 60 Market Square, Belize City, Belize.

(3)	Win Chief Development Limited, a company incorporated in Hong Kong and owned by Li Yan Ping. The address of Win Chief Development Limited is Room 36, 2/F, Shing Yip Industrial Building, 19-23 Shing Yip Street, Kwun Tong, Hong.

(4)	CSF Management Company Limited, a company incorporated in Hong Kong and owned by Le Kam Hung. The address of CSF Management Company Limited is Unit 11, 22/F Global Gateway Tower, Nos. 61-63 Wing Hong Street, Lai Chi Kok, Kowloon, Hong Kong.

(5)	Asia-Pacific Holding Co. Pte. Ltd., a company incorporated in Singapore and owned by Agius Daniel Francis. The address of Asia-Pacific Holding Co. Pte. Ltd. is 31 Boon Tat Street, #02-01, Eagles Center, Singapore 069625.

(6)

Kai Prestige Limited, a company incorporated in Hong Kong and owned by YANG Chuncheng. The address of Kai Prestige Limited is Unit 11, 22/F, Global Gateway Tower, Nos. 61-63 Wing Hong Street, Lai Chi Kok, Hong Kong.

The Selling Shareholders named above acquired their respective Ordinary Shares in a private sale. No material relationship exists or existed between the Selling Shareholders and the Company or any of its predecessors or affiliates within the past three years.

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[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

There is currently no public market for our Ordinary Shares. Since there is currently no public market established for our securities, the Selling Shareholders will sell their respect Ordinary Shares at the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part, which is anticipated to be e in the range of US$[4.00] and US$[6.00] per Ordinary Share until the Ordinary Shares are quoted on the Nasdaq Capital Market, after which the Ordinary Shares may be offered and sold at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders. The Selling Shareholders and any of its pledgees, donees, assignees, and successors-in-interest may, from time to time, after the effective date of registration statement of which this prospectus forms a part, sell any or all of their Ordinary Shares being offered under this prospectus on any stock exchange, market, or trading facility on which our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when disposing of Ordinary Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Ordinary Shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any of these methods of sale; and

●	any other method permitted pursuant to applicable law.

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The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for the Selling Shareholders, rather than under this prospectus. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If the Selling Shareholders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of and limit the timing of purchases and sales of any of the shares by, the Selling Shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the Ordinary Shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether the Selling Shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, the Selling Shareholders and purchaser is responsible for paying any discounts, and similar selling expenses they incur.

LEGAL MATTERS

Certain legal matters in connection with this offering with respect to United States federal securities law will be passed upon us by Schlueter & Associates, P.C. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to BVI law will be passed upon for us by Harney Westwood & Riegels, our counsel as to BVI law. Certain legal matters as to Hong Kong law will be passed upon for us by Cheung & Choy. Schlueter & Associates, P.C. may rely upon Harney Westwood & Riegels, with respect to matters governed by BVI law and Cheung & Choy with respect to matters governed by Hong Kong law.

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[RESALE PROSPECTUS ALTERNATE PAGE]

[●] Ordinary Shares

RIVERSTONE LTD

Prospectus

_______________, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

BVI laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default, or fraud.

Our Memorandum and Articles of Association permits, to the fullest extent permissible under BVI law, indemnification of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their willful default or actual fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the BVI or elsewhere.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under BVI law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the BVI courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

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Reorganization Transaction

Pursuant to a Group reorganization in 2025 that involved several steps, the Registrant issued an aggregate of [●] Ordinary Shares, par value US$0.0001.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities		Consideration
Tang Siu Wan	[●]	[7,986,750	]	-
Deepmantle Holdings Limited	[●]	499,000		-
Cornerstone Holdings Limited	[●]	499,000		-
Bedrock Holdings Limited	[●]	499,000		-
Bright Capital Asia Limited	[●]	170,000		-
CSF Management Company	[●]	80,000		-
X&Y Capital Co. Limited	[●]	131,250		-
MTN Limited	[●]	146,250		-
i-Future Limited	[●]	18,750		-
Asia-Pacific Holdings Co. Pte. Ltd.	[●]	3,750		-
Win Chief Development Limited	[●]	6,250		-
Ng Chi Kit	[●]	50,000		$-

Private Placement

On [●][●] the Company issued a series of Unsecured Subordinated Convertible Promissory Notes (“Notes”) aggregating US$1,650,000, each Note having a face value of US$50,000.The Notes carry and interest rate varies from 7% to 8% per annum, have a Maturity date between February 1, 2027 to June 14, 2027 or at the sole and absolute discretion of the Company to extend for one (1) year February 1, 2028 to June 14 , 2028 unless earlier converted or redeemed, provide for the holder to demand repayment upon the closing of the Company’s initial public offering and, if such demand is not made, then the Notes will automatically convert convertible into the Company’s Ordinary Shares.

The Notes were offered and sold by the Company in reliance upon an exemption from registration pursuant to Section 4(a)(7) and under Section 4(a)(1) of the Securities Act of 1933, as amended.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

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(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR § 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

7)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1***	Amended and Restated Memorandum and Articles of Association of the Registrant dated February 13, 2025
5.1**	Form of Opinion of Harney Westwood & Riegels regarding the validity of securities being registered
8.1**	Form of Opinion of Harney Westwood & Riegels regarding certain BVI tax matters (included in Exhibit 5.1)
8.2**	Form of Opinion of Cheung & Choy regarding certain Hong Kong tax matters (included in Exhibit 99.1)
10.1**	Form of Directors’ Agreement
10.2**	Form of Indemnification Agreement
10.3**	Audit Committee Charter
10.4**	Nomination and Corporate Governance Committee Charter
10.5**	Compensation Committee Charter
10.6**	Employment Agreement with Tang Siu Wan (Wendy)
10.7**	Employment Agreement with Wong Wai Hei (David)
10.8**	Employment Agreement with James Reginald Hart
10.8**	Employment Agreement with Wong Kang Bor (Alex)
10.9**	Employment Agreement with Chu On Shing Jeffrey
10.10**	Lease Agreement for D&J Ganzhou Production Office
10.11**	Lease Agreement for D&J Ganzhou Staff Quarters
10.12**	Lease Agreement for D&J Ganzhou Branch Office
10.13**	Lease Agreement for WeDress U.S. Office
10.14**	Lease Agreement for D&J Office
10.15**	Lease Agreement for WeDress Mexico Warehouse
10.16**	Lease Agreement for WeDress Australia Office
10.17**	Bank facility Letter with Citibank Trade Facilities
10.18**	Bank facility with SC Bank
10.19**	Bank facility with Hang Seng Bank
10.20**	Bank facility with DBS Bank
10.21**	Strategic Cooperation Agreement with Zhuoya Supply Chain (Guangzhou) Co., Ltd.
10.22**	Strategic Cooperation Agreement with Enlighten Garment Co., Ltd
10.23**	Strategic Cooperation Agreement with Guangzhou Weixin Garment Co., Ltd.
10.24**	Strategic Cooperation Agreement with [●]
10.25*	Consulting Agreement with Bright Asia Capital Limited dated May 2, 2024
10.26*	Consulting Agreement with Bright Asia Capital Limited dated October 7, 2024
14**	Form of Code of Business Conduct and Ethics of the Registrant
21.1**	List of Subsidiaries of Riverstone Ltd
23.1**	Form of Consent of ARK Pro CPA & Co.
23.2**	Form of Consent of Harney Westwood & Riegels (included in Exhibits 5.1 and 8.1)
23.3**	Form of Consent of Cheung & Choy (included in Exhibits 8.2 and 99.2)
23.4**	Consent of Beijing Dacheng Law Offices, LLP (included in Exhibit 99.3)
23.5**	Consent of Lau Chun Pong
23.6**	Consent of Wong Man Hung Patrick
23.7**	Consent of Chu On Shing Jeffrey
23.8**	Consent of Frost & Sullivan
23.9**	Consent of Cheung & Choy
24.1**	Form of Power of Attorney (included on signature pages)
99,1**	Form of Supplier Code of Conduct Commitment Letter
99.2**	Form of Opinion of Cheung & Choy regarding Hong Kong legal matters
99.3**	Form of Opinion of Beijing Dacheng Law Offices, LLP regarding PRC legal matters
99.4**	Form of Opinion of Gately /Legal regarding UK legal matters
99.5**	Form of Opinion of Jaspers Lawyers regarding Australian legal matters
107**	Filing Fees

* Filed herewith.

** To be Filed.

*** Previously Filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [●] [●], 2025.

RIVERSTONE LTD

By:	/s/
Name:	Tang Siu Wan (Wendy)
Title:	Chief Executive Officer (Principal Executive Officer) and Director

By:	/s/
Name:	Wong Wai Hei (David)
Title:	Director

POWER OF ATTORNEY

We, the undersigned directors and executive officers of Riverstone Ltd and its Subsidiaries hereby severally constitute and appoint Wong Wai Hei (David) singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:	[●] [●], 2025	/s/
Tang Siu Wan (Wendy), Chief Executive Officer (Principal Executive Officer), and Director

Date:	[●] [●], 2025	/s/
Wong Kang Bor Alex, Chief Financial Officer (Principal Financial and Accounting Officer)

Date:	[●] [●], 2025	/s/
Wong Wai Hei (David), Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in Newark, Delaware, United States of America on [●] [●], 2025.

AUTHORIZED U.S. REPRESENTATIVE

[Puglisi & Associates.]

By:	/s/
Name:	Donald J. Puglisi
Title:	Senior Vice-President

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